                                                FILED PURSUANT TO RULE 424(b)(1)
                                                      REGISTRATION NO. 333-51815

                               2,400,000 SHARES

                             ZIONS BANCORPORATION

                                 COMMON STOCK
                           (NO PAR VALUE PER SHARE)

  The Common Stock is quoted on the Nasdaq National Market under the symbol "ZION". The last reported sale price of the Common Stock on June 4, 1998 was $49.625 per share. See "Dividends and Price Range of Common Stock".

                               ----------------

THESE SECURITIES HAVE  NOT BEEN APPROVED OR DISAPPROVED BY  THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
  PASSED  UPON   THE   ACCURACY  OR   ADEQUACY   OF  THIS   PROSPECTUS.  ANY
  REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

                                        INITIAL PUBLIC UNDERWRITING PROCEEDS TO
                                        OFFERING PRICE  DISCOUNT(1)  COMPANY(2)
                                        -------------- ------------ ------------
Per Share..............................    $49.125        $1.965       $47.16
Total(3)...............................  $117,900,000   $4,716,000  $113,184,000

--------
(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting".
(2) Before deducting estimated expenses of $290,845 payable by the Company.
(3) The Company has granted the Underwriters an option for 30 days to purchase up to an additional 360,000 shares at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. If such option is exercised in full, the total initial public offering price, underwriting discount and proceeds to Company will be $135,585,000, $5,423,400 and $130,161,600, respectively. See
    "Underwriting".

                               ----------------

  The shares offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the shares will be ready for delivery in New York, New York on or about June 10, 1998 against payment therefor in immediately available funds.

GOLDMAN, SACHS & CO.                                        MERRILL LYNCH & CO.

                               ----------------

                 The date of this Prospectus is June 4, 1998.

                         A Collection of Great Banks

[Framed pictures showing (1) a sailboat on the ocean, (2) leaves, (3) a cowboy on a horse, (4) cacti, (5) a rock formation in the desert, (6) a skier, (7) a farmer and (8) a golfer.]

                                NORTH CAROLINA

  The Commissioner of Insurance of the state of North Carolina has not approved or disapproved this offering nor has the Commissioner passed upon the accuracy or adequacy of this Prospectus.

                               ----------------

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

                               PROSPECTUS SUMMARY

  The following summary is not intended to be complete and is qualified in all respects by the more detailed information included in this Prospectus and the documents incorporated herein by reference. Unless the context otherwise requires, references to "Zions" or the "Company" herein shall be to Zions and its direct and indirect subsidiaries and references to "Common Stock" herein shall be to the Company's common stock, no par value per share. Except as otherwise specified, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. All financial information presented herein as of or for the three months ended March 31, 1997 has been restated to reflect the acquisition of Vectra Banking Corporation ("Vectra") by the Company on January 6, 1998.

                                  THE COMPANY

  Zions, headquartered in Salt Lake City, Utah, is the sixth largest bank holding company based in the western United States. Zions has grown rapidly over the last five years through continued penetration of existing markets and through the acquisition of profitable community banks in high economic growth markets. As of March 31, 1998, Zions had total assets of $10.6 billion, total deposits of $7.8 billion and total shareholders' equity of $724 million. Through its banking subsidiaries, Zions operated 253 branches in the states of Arizona, California, Colorado, Idaho, Nevada, New Mexico and Utah as of March 31, 1998.

  The Company's community banks differentiate themselves from the competition by providing a high level of service and responsiveness to customers, while offering the broader product array and more efficient cost structure usually associated with a much larger bank. The Company's banks operate with strong local management, substantial local decision-making authority and, in general, a localized brand identity. While executing its strategy to aggressively grow its operations in its current markets and to opportunistically expand into high economic growth regions, the Company has begun to centralize back-office and staff functions for all of its subsidiary banks to improve operating efficiency and reduce administrative burden. The Company supplements its core community banking business by providing specialized financial services.

  The Company grew substantially in 1997, expanding the geographic scope of its operations, while at the same time achieving record financial performance. In 1997, net income increased to $122.4 million, or $1.89 per diluted share, representing increases of 13.9% and 12.5%, respectively, over 1996. Operating cash earnings per diluted share (i.e., earnings per share before amortization of goodwill and core deposit intangible assets and merger expenses) was $2.01 for 1997, an increase of 16.9% over 1996. In addition, the Company's return on average common equity and operating cash return on average common equity were 19.88% and 25.34%, respectively, for 1997, compared to 20.95% and 23.26%, respectively, for 1996.

  In 1997, Zions made acquisitions that expanded its banking operations into new markets, broadening its primary market area to the seven western states of Arizona, California, Colorado, Idaho, Nevada, New Mexico and Utah. In total, Zions announced 13 acquisitions during 1997 and the first quarter of 1998, including that of The Sumitomo Bank of California ("Sumitomo"), Zions' largest acquisition to date (the "Sumitomo Acquisition").

                   RECENT DEVELOPMENTS; SUMITOMO ACQUISITION

  On March 25, 1998, the Company announced that it had entered into a definitive agreement to acquire Sumitomo. In addition to significantly expanding the Company's California banking operations and distribution network, the Sumitomo Acquisition will represent Zions' first entry into the Los Angeles and San Francisco markets. The Company intends to combine Sumitomo with its California subsidiaries, Grossmont Bank and First Pacific National Bank ("First Pacific"), upon consummation of the Sumitomo Acquisition. Such combination will result in the fifth largest commercial bank in California (the "California Subsidiary"), with 71 branches and assets of over $6 billion. For more information on the Sumitomo Acquisition, see "Business--Recent Developments; Sumitomo Acquisition". Subject to regulatory and shareholder approval, the Sumitomo Acquisition is expected to close in the third quarter of 1998.

  In addition, the Company has recently acquired SBT Bankshares, Inc. ("SBT"), the parent company of State Bank and Trust of Colorado Springs (the "SBT Merger"), and Routt County National Bank Corporation ("Routt"), the parent company of First National Bank of Colorado in Steamboat Springs (the "Routt Merger"). The Company has also entered into other definitive merger agreements in Colorado with each of Kersey Bancorp, Inc. ("Kersey") and Mountain Financial Holding Company ("Mountain") (such mergers being referred to herein as the "Kersey Merger" and the "Mountain Merger", respectively), pursuant to which such companies will be merged with and into the Company. In total, these four mergers will add approximately $429 million in assets to the Company. Subject to regulatory and shareholder approval, the Kersey Merger and the Mountain Merger are expected to close in the third quarter of 1998. Finally, the Company has entered into a definitive agreement with The Commerce Bancorporation ("Commerce") pursuant to which Commerce will be merged (the "Commerce Merger" and, together with the FP Merger, the SBT Merger, the Routt Merger, the Kersey Merger and the Mountain Merger, the "Other Mergers") with and into the Company. The Commerce Merger, which, subject to regulatory and shareholder approval, is expected to close in the third quarter of 1998, will represent Zions' first entry into the state of Washington and the Seattle market. At March 31, 1998, Commerce had assets of $330 million and operated one branch in Seattle.

                               BUSINESS STRATEGY

  The Company's community banks differentiate themselves from the competition by providing a high level of service and responsiveness to customers, while at the same time offering the broader product array and more efficient cost structure usually associated with a much larger bank. The Company has used this strategy to aggressively grow in its current markets and to opportunistically expand into high economic growth markets. The Company's banks operate with strong local management, substantial local decision-making authority and, in general, a localized brand identity. While executing its strategy to aggressively grow its operations in its current markets and to opportunistically expand into high economic growth regions, the Company has begun to centralize back-office and staff functions for all of its subsidiary banks to improve operating efficiency and reduce administrative burden. In addition, the Company has centralized risk management and the approval of credit policy to achieve further efficiencies and to appropriately manage risk.

  The Company believes that its business strategy provides a meaningful competitive advantage, which it believes has been a significant factor in its ability to maintain loan and deposit growth rates in excess of the economic growth rates of the markets in which it conducts business.

  The Company has opportunistically expanded into contiguous high-growth areas in the western United States through mergers and acquisitions, which have been immediately accretive to earnings. The Company has found that many community banks consider its strategy and management style attractive and, consequently, consider Zions to be a business partner of choice.

  The Company enhances its core community banking strategy and improves shareholder returns by providing specialized financial services, including nationwide small business lending, financial advisory, underwriting and other services for municipalities, digital certificate authority and repository functions for electronic commerce, servicing for the Federal Agricultural Mortgage Corporation ("Farmer Mac") and other services.

  For a more extensive discussion of the Company's business strategy, see "Business--Business Strategy".

  Zions' principal executive offices are located at One South Main, Suite 1380, Salt Lake City, Utah 84111 (telephone: 801-524-4787).

                                  THE OFFERING

 Common Stock offered by the Company(1).......  2,400,000 shares
 Common Stock to be outstanding after the
  offering(1)(2)..............................  71,475,665 shares
 Nasdaq National Market symbol................  ZION
 Use of Proceeds..............................  The Company intends to use the net proceeds from the offering
                                                to fund a portion of the
                                                purchase price of the Sumitomo
                                                Acquisition. In addition, the
                                                shares of Common Stock will
                                                qualify as Tier I Capital of
                                                the Company for regulatory
                                                purposes. See "Use of
                                                Proceeds".

--------
(1) Assumes no exercise of the Underwriters' over-allotment option to purchase up to an additional 360,000 shares of Common Stock from the Company. See "Underwriting".

(2) Does not include (i) as of March 31, 1998 (A) 1,738,558 shares of Common Stock issuable upon exercise of outstanding options or (B) 474,852 shares of Common Stock reserved for issuance pursuant to future option grants under the Company's stock option plans or (ii) up to approximately 6,083,531 shares of Common Stock issued or issuable in connection with the Other Mergers.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

  The summary consolidated financial data presented below as of and for each of the five years in the period ended December 31, 1997 and as of and for the three months ended March 31, 1998 and 1997 are derived from and qualified by reference to the consolidated financial statements of the Company. The Company's consolidated financial statements as of and for each of the five years in the period ended December 31, 1997 have been audited by KPMG Peat Marwick LLP, the Company's independent certified auditors. As a result of the Company's acquisition on January 6, 1998 of Vectra and its subsidiary, Vectra Bank, the Company has restated its financial statements as of and for the three months ended March 31, 1997 and as of and for the year ended December 31, 1997. See the Company's unaudited Consolidated Financial Statements and Notes thereto in the Company's Quarterly Report on Form 10-Q for the period ended March 31, 1998, incorporated by reference herein. For the purpose of comparability, the financial information as of and for the year ended December 31, 1997 included in this Prospectus does not reflect such restatement. The data should be read in conjunction with, and are qualified by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operations", the "Unaudited Pro Forma Condensed Combined Financial Information" and the Consolidated Financial Statements and Notes thereto contained elsewhere in this Prospectus.

                                                                   THREE MONTHS
                               YEAR ENDED DECEMBER 31,            ENDED MARCH 31,
                          --------------------------------------  ----------------
                           1993    1994    1995    1996    1997    1997     1998
                          ------  ------  ------  ------  ------  -------  -------
                             (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT
 OF INCOME DATA:
Interest income.........  $293.6  $354.0  $439.5  $519.0  $682.3  $ 160.1  $ 201.7
Interest expense........   119.0   155.4   205.9   229.9   330.5     77.2     93.7
                          ------  ------  ------  ------  ------  -------  -------
 Net interest income....   174.6   198.6   233.6   289.1   351.8     82.9    108.0
Provision for loan
 losses.................     3.0     2.2     3.0     4.6     6.2      1.8      3.3
                          ------  ------  ------  ------  ------  -------  -------
 Net interest income
  after provision for
  loan losses...........   171.6   196.4   230.6   284.5   345.6     81.1    104.7
Noninterest income......    79.9    73.2    88.8   114.3   143.2     34.1     43.8
Noninterest expense.....   167.8   174.9   195.2   235.3   301.2     68.2     95.5
                          ------  ------  ------  ------  ------  -------  -------
 Income before income
  taxes.................    83.7    94.7   124.2   163.5   187.6     47.0     53.0
Income taxes............    27.2    30.9    41.8    56.1    65.2     16.4     16.6
                          ------  ------  ------  ------  ------  -------  -------
 Interest before
  cumulative effect of
  changes in accounting
  principles............    56.5    63.8    82.4   107.4   122.4     30.6     36.4
Cumulative effect of
 changes in accounting
 principles.............     1.7     --      --      --      --       --       --
                          ------  ------  ------  ------  ------  -------  -------
Net income..............  $ 58.2  $ 63.8  $ 82.4  $107.4  $122.4    $30.6    $36.4
                          ======  ======  ======  ======  ======  =======  =======
Operating cash
 earnings(1)............  $ 59.6  $ 65.5  $ 84.7  $110.2  $130.0    $31.5    $40.2
                          ======  ======  ======  ======  ======  =======  =======
Net income per common
 share (diluted)........  $ 1.02  $ 1.09  $ 1.37  $ 1.68  $ 1.89    $0.45    $0.52
Operating cash earnings
 per common share
 (diluted)(1)...........    1.04    1.12    1.41    1.72    2.01     0.46     0.57
Weighted-average common
 and common-equivalent
 shares outstanding
 during the year (in
 thousands).............  57,120  58,404  60,013  63,787  64,629   68,025   70,159
CONSOLIDATED BALANCE
 SHEET DATA (AT PERIOD
 END):
Loans(2)................  $2,486  $2,391  $3,068  $3,837  $4,872   $4,450   $5,650
Total assets............   4,801   4,934   6,096   7,116   9,522    8,509   10,612
Deposits................   3,432   3,706   4,511   5,120   6,854    5,729    7,799
Total shareholders'
 equity.................     313     366     470     555     655      592      724
OTHER DATA:
Return on average
 assets.................    1.25%   1.17%   1.43%   1.55%   1.33%    1.41%    1.35%
Operating cash return on
 average assets(1)......    1.29    1.20    1.47    1.60    1.43     1.46     1.51
Return on average common
 equity.................   20.33   18.82   20.22   20.95   19.88    20.75    20.84
Operating cash return on
 average common
 equity(1)..............   21.94   20.54   22.08   23.26   25.34    23.52    30.27
Efficiency ratio........   64.89   63.25   59.56   57.29   60.02    57.40    61.71
Operating cash
 efficiency ratio(1)....   64.19   62.53   58.77   56.60   58.32    56.61    58.96
Net interest margin.....    4.23    4.07    4.53    4.68    4.27     4.22     4.51
Nonperforming assets to
 net loans and leases
 and nonperforming
 assets.................    1.23    0.79    0.41    0.36    0.33     0.40     0.36
Allowance for loan
 losses to nonperforming
 loans..................  250.13  471.89  660.17  566.35  638.84   524.70   509.50
Tier I leverage.........    5.44    6.24    6.33    8.70    6.75     8.09     6.89
Tier I risk-based
 capital................   10.85   11.81   11.33   14.16   11.74    13.95    11.73
Total risk-based
 capital................   14.12   14.96   14.03   17.52   13.75    16.52    13.62
Total branches..........     113     117     141     153     228      172      253

-------
(1) Operating cash earnings represent earnings before amortization of goodwill and core deposit intangible assets and merger expense.

(2) Net of unearned income and fees, net of related costs.

         SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

  The summary unaudited pro forma condensed combined financial data presented below for the year ended December 31, 1997 and as of and for the three months ended March 31, 1998 are derived from and qualified by reference to the Unaudited Pro Forma Condensed Combined Financial Information included elsewhere in this Prospectus. Such information gives effect to the Sumitomo Acquisition using the purchase method of accounting and the issuance and sale of the shares of Common Stock offered hereby and is based upon the assumptions described in Notes to Unaudited Pro Forma Condensed Combined Financial Information. Such information does not give effect to the Other Mergers or the intended issuance by the Company of $110 million of subordinated debt (the "Debt Issuance"), the net proceeds of which the Company will contribute to the California Subsidiary upon consummation of the combination of Grossmont Bank, Sumitomo and First Pacific. The unaudited pro forma condensed combined balance sheet data are based upon the consolidated balance sheet of the Company and the balance sheet of Sumitomo as of March 31, 1998, and give effect to the Sumitomo Acquisition and the issuance of the shares offered hereby as if they had occurred on such date, and the unaudited pro forma condensed combined statement of income data are based on the consolidated statements of income of the Company and the statements of income of Sumitomo for the year ended December 31, 1997 and the three months ended March 31, 1998, and give effect to the Sumitomo Acquisition and the issuance and sale of shares as if they had occurred on January 1, 1997. As a result of the Company's acquisition on January 6, 1998 of Vectra and its subsidiary, Vectra Bank, the Company has restated its financial statements as of and for the three months ended March 31, 1997 and as of and for the year ended December 31, 1997. For the purpose of comparability with the other financial information contained herein, the pro forma condensed combined statement of income for the year ended December 31, 1997 has not been restated to reflect such transaction. The pro forma data presented below are presented for comparative purposes only and are not necessarily indicative of the combined financial position or results of operations in the future. The pro forma financial data are also not necessarily indicative of the combined financial position or results of operations which would have been realized had the Sumitomo Acquisition and the issuance and sale of shares offered hereby been consummated during the period or as of the date for which the pro forma financial data are presented. See "Business--Recent Developments; Sumitomo Acquisition", "Unaudited Pro Forma Condensed Combined Financial Information" and the Consolidated Financial Statements and Notes thereto of the Company included elsewhere in this Prospectus.

                            YEAR ENDED DECEMBER 31,        THREE MONTHS ENDED
                                     1997                    MARCH 31, 1998
                          --------------------------- ----------------------------
                            HISTORICAL                   HISTORICAL
                          ---------------  PRO FORMA  ----------------  PRO FORMA
                          ZIONS  SUMITOMO COMBINED(1)  ZIONS  SUMITOMO COMBINED(1)
                          ------ -------- ----------- ------- -------- -----------
                                (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT
 OF INCOME DATA:
Interest income.........  $682.3  $386.9   $1,046.0   $ 201.7  $ 93.9    $289.7
Interest expense........   330.5   183.0      513.5      93.7    43.7     137.4
                          ------  ------   --------   -------  ------    ------
  Net interest income...   351.8   203.9      532.5     108.0    50.2     152.3
Provision for loan
 losses.................     6.2    16.5       22.7       3.3     2.0       5.3
                          ------  ------   --------   -------  ------    ------
  Net interest income
   after provision for
   loan losses..........   345.6   187.4      509.8     104.7    48.2     147.0
Noninterest income......   143.2    24.2      167.4      43.8     5.8      49.6
Noninterest expense.....   301.2   150.0      461.8      95.5    42.6     140.3
                          ------  ------   --------   -------  ------    ------
  Income before income
   taxes................   187.6    61.6      215.4      53.0    11.4      56.3
Income taxes............    65.2    20.4       74.5      16.6     4.0      17.8
                          ------  ------   --------   -------  ------    ------
Net income..............  $122.4  $ 41.2   $  140.9   $  36.4  $  7.4    $ 38.5
                          ======  ======   ========   =======  ======    ======
Net income applicable to
 common stock...........  $122.3  $ 35.1   $  134.7   $  36.4  $  5.9    $ 37.0
                          ======  ======   ========   =======  ======    ======
Operating cash earnings
 applicable to common
 stock (2)..............  $130.0  $ 35.1   $  148.4   $  40.2  $  5.9    $ 42.4
                          ======  ======   ========   =======  ======    ======
Net income per common
 share (diluted)........  $ 1.89           $   2.01   $  0.52            $ 0.51
Operating cash earnings
 per common share
 (diluted)..............    2.01               2.21      0.57              0.58
Weighted-average common
 and common-equivalent
 shares outstanding
 during the year
 (in thousands).........  64,629             67,029    70,159            72,559
CONSOLIDATED BALANCE
 SHEET DATA (AT PERIOD
 END):
Loans(3)................                              $ 5,650  $3,866    $9,531
Total assets............                               10,612   4,886    15,212
Deposits................                                7,799   4,261    12,060
Total shareholders'
 equity.................                                  724     506       837

-------
(1) The pro forma combined data reflect certain adjustments set forth in "Notes to Pro Forma Condensed Combined Financial Statements".
(2) Operating cash earnings represent earnings before amortization of goodwill and core deposit intangible assets and merger expense.
(3) Net of unearned income and fees, net of related costs.

                           FORWARD-LOOKING STATEMENTS

  Certain statements included or incorporated by reference in this Prospectus, including without limitation statements containing the words "believes", "anticipates", "intends", "expects" and words of similar import, constitute forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Zions to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic conditions in Zions' market areas; variances in interest rates; changes in or amendments to regulatory authorities, capital requirements or other regulations applicable to Zions or to Zions' banking subsidiaries; increased competition for loans and deposits; and other factors referred to elsewhere in this Prospectus and the documents incorporated by reference herein. Zions disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements included or incorporated by reference herein to reflect future events or developments.

                                USE OF PROCEEDS

  The net proceeds from the sale of shares of Common Stock offered hereby are expected to be $112.9 million (approximately $129.9 million if the Underwriters' over-allotment option is exercised in full). The Company intends to use such net proceeds from the sale of shares of Common Stock offered hereby to fund a portion of the purchase price of the Sumitomo Acquisition. In addition, the shares of Common Stock will qualify as Tier I Capital of the Company for regulatory purposes.

                   DIVIDENDS AND PRICE RANGE OF COMMON STOCK

  The Common Stock is traded on the Nasdaq National Market under the symbol "ZION". The following table sets forth the high and low reported sale prices for the Common Stock as quoted through the Nasdaq National Market for the periods indicated and the cash dividends declared per share of Common Stock in each quarter:

                                                          PRICE RANGE
                                                         -------------
                                                                       DIVIDENDS
                                                          HIGH   LOW   DECLARED
                                                         ------ ------ ---------
   YEAR ENDING DECEMBER 31, 1996:
     First Quarter...................................... $19.81 $16.69  $0.1025
     Second Quarter.....................................  19.75  17.00   0.1025
     Third Quarter......................................  22.44  18.00   0.1100
     Fourth Quarter.....................................  26.00  21.94   0.1100
   YEAR ENDING DECEMBER 31, 1997:
     First Quarter...................................... $33.25 $25.69  $0.1100
     Second Quarter.....................................  37.63  28.38   0.1200
     Third Quarter......................................  41.13  34.69   0.1200
     Fourth Quarter.....................................  46.00  37.63   0.1200
   YEAR ENDING DECEMBER 31, 1998:
     First Quarter...................................... $55.69 $39.56  $0.1200
     Second Quarter (through June 4, 1998)..............  55.25  47.00      --

  The last reported sale price per share of Common Stock as quoted through the Nasdaq Stock Market on June 4, 1998 was $49.625.

  The Company intends to continue its present policy of paying quarterly cash dividends to holders of Common Stock. Future dividends will be determined by the Company's Board of Directors (the "Zions Board") based upon an assessment of the earnings and financial condition of the Company and other factors, including applicable governmental regulations and policies. The principal sources of the Company's revenues are dividends and interest received from its subsidiary banks. For a description of certain regulatory limitations on the ability of its subsidiary banks to pay dividends, see "Business--Supervision and Regulation--Regulatory Capital Requirements--Other Issues and Developments Relating to Regulatory Capital". The Federal Reserve Board generally considers it to be an unsafe and unsound banking practice for a bank holding company to pay dividends except out of current operating earnings, although factors such as overall capital adequacy and projected earnings may also be relevant in determining whether dividends should be paid. See "Business--Supervision and Regulation--Regulatory Capital Requirements--Other Issues and Developments Relating to Regulatory Capital".

                                CAPITALIZATION

  The following table sets forth the capitalization of Zions (i) as of March 31, 1998, (ii) as adjusted for the Sumitomo Acquisition (but without giving effect to the Other Mergers) and (iii) as further adjusted to reflect the receipt by Zions of the estimated net proceeds from both the sale of the 2,400,000 shares of Common Stock offered hereby at an initial public offering price of $49.125 per share and the proposed issuance of $110 million of subordinated debt.

                                                  MARCH 31, 1998
                                      ----------------------------------------
                                                               AS ADJUSTED FOR
                                                                THE SUMITOMO
                                                                ACQUISITION,
                                                               THE OFFERING OF
                                               AS ADJUSTED FOR  COMMON STOCK
                                                THE SUMITOMO    AND THE DEBT
                                      ACTUAL     ACQUISITION      ISSUANCE
                                      -------  --------------- ---------------
                                                   (IN MILLIONS)
Federal Home Loan Bank Advances and
 other borrowings over one year...... $   121      $   121         $   121
Long-term debt.......................     276          279             389
Shareholders' equity(1):
  Capital stock:
    Preferred stock, without par
     value; authorized 3,000,000
     shares; issued and outstanding,
     none............................     --           --              --
    Common stock, without par value;
     authorized 100,000,000 shares;
     issued and outstanding,
     69,075,665 shares; as adjusted,
     69,075,665 shares; and as
     further adjusted, 71,475,665(2).     150          150             263
Accumulated other comprehensive
 income..............................      (1)          (1)             (1)
Retained earnings....................     575          575             575
                                      -------      -------         -------
  Total shareholders' equity.........     724          724             837
                                      -------      -------         -------
  Total capitalization............... $ 1,121      $ 1,124         $ 1,347
                                      =======      =======         =======

--------
(1) Does not include (i) as of March 31, 1998 (A) 1,738,558 shares of Common Stock issuable upon exercise of outstanding options or (B) 474,852 shares of Common Stock reserved for issuance pursuant to future option grants under the Company's stock option plans or (ii) up to approximately 6,083,531 shares of Common Stock issued or issuable in connection with the Other Mergers.
(2) On April 27, 1998, the authorized number of shares of Common Stock was increased to 200,000,000.

         UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

  The unaudited pro forma condensed combined financial information set forth below gives effect to the Sumitomo Acquisition using the purchase method of accounting (but does not give effect to the Other Mergers) and the issuance and sale of the shares of Common Stock offered hereby (but does not give effect to the Debt Issuance) and is based upon the assumptions described in Notes to Unaudited Pro Forma Condensed Combined Financial Information. The unaudited pro forma condensed combined balance sheet is based upon the consolidated balance sheet of the Company and the balance sheet of Sumitomo as of March 31, 1998, and gives effect to the Sumitomo Acquisition and the issuance of the shares offered hereby as if they had occurred on such date, and the unaudited pro forma condensed combined statements of income are based on the consolidated statements of income of the Company and the statements of income of Sumitomo for the year ended December 31, 1997 and the three months ended March 31, 1998, and give effect to the Sumitomo Acquisition and the issuance and sale of shares as if they had occurred on January 1, 1997. As a result of the Company's acquisition on January 6, 1998 of Vectra and its subsidiary, Vectra Bank, the Company has restated its financial statements as of and for the three months ended March 31, 1997 and as of and for the year ended December 31, 1997. For the purpose of comparability with the other financial information contained herein, the pro forma condensed combined statement of income for the year ended December 31, 1997 has not been restated to reflect such transaction. The pro forma condensed combined financial statements presented below are presented for comparative purposes only and are not necessarily indicative of the combined financial position or results of operations in the future. The pro forma condensed combined financial statements are also not necessarily indicative of the combined financial position or results of operations which would have been realized had the Sumitomo Acquisition and the issuance and sale of shares offered hereby been consummated during the period or as of the date for which the pro forma financial information is presented. See "Business--Recent Developments; Sumitomo Acquisition" and the Consolidated Financial Statements and Notes thereto of the Company included elsewhere in this Prospectus.

  The pro forma condensed combined financial statements do not give effect to expected reductions in deposits and planned dispositions of certain assets and reductions in borrowings in connection with the Sumitomo Acquisition, or to the redemption on April 30, 1998 of all of Sumitomo's outstanding preferred stock with an aggregate liquidation preference of $75 million. Total deposits are expected to decrease approximately $1 billion, with the decrease being mainly in interest-bearing deposits. Total combined assets are expected to be reduced by approximately $2 billion, from the sale of approximately $1 billion in loans and a reduction of approximately $1 billion in investment securities from maturity and repayment of the portfolio. Zions also plans to reduce its short-term borrowings by approximately $1 billion. Plans also include Sumitomo's reduction of long-term debt by approximately $63 million. After the consummation of the Sumitomo Acquisition, the issuance of Common Stock offered hereby and the aforementioned reductions in assets, it is anticipated that Zions will maintain regulatory capital levels of not less than the "well-capitalized" threshold, as defined by banking regulators. The pro forma condensed combined financial statements also do not give effect to merger costs related to the transaction or anticipated cost savings resulting from the consolidation of operational functions.

  For purposes of the pro forma condensed combined financial statements, it has been assumed that the net book value of Sumitomo's assets minus liabilities approximates fair value. When the Sumitomo Acquisition is consummated, Sumitomo's asset and liabilities will be recorded at their fair values which will change the allocation of the purchase price and the related amortization from that reflected in the pro forma condensed combined financial statements.

  The pro forma condensed combined financial statements should be read in conjunction with the Consolidated Financial Statements and Notes thereto of the Company contained elsewhere in this Prospectus, and the historical financial statements of Sumitomo, including the respective notes thereto, incorporated by reference herein.

                               ZIONS AND SUMITOMO
                   PRO FORMA CONDENSED COMBINED BALANCE SHEET
                               MARCH 31, 1998 (A)
                                  (UNAUDITED)

                                           HISTORICAL
                                        -----------------  PRO FORMA   PRO FORMA
                                         ZIONS   SUMITOMO ADJUSTMENTS  COMBINED
                                        -------  -------- -----------  ---------
                                                    (IN MILLIONS)
                ASSETS
                ------
Cash and due from banks...............  $   586   $  181     $ --       $   767
Money market investments..............    1,154      355      (416)(B)    1,093
Investment securities:
  Held to maturity, at cost...........    1,880      110       --         1,990
  Available for sale, at market.......      466      347       --           813
  Trading.............................      276      --        --           276
Loans, net of unearned................    5,650    3,866        15 (B)    9,531
Allowance for loan losses.............       92      117       --           209
                                        -------   ------     -----      -------
    Net loans.........................    5,558    3,749        15        9,322
Intangible assets.....................      170      --        135 (C)      305
Other assets..........................      522      144       (20)(C)      646
                                        -------   ------     -----      -------
    Total assets......................  $10,612   $4,886     $(286)     $15,212
                                        =======   ======     =====      =======
 LIABILITIES AND SHAREHOLDERS' EQUITY
 ------------------------------------
Non-interest bearing deposits.........  $ 2,041   $  426     $ --       $ 2,467
Interest-bearing deposits.............    5,758    3,835       --         9,593
                                        -------   ------     -----      -------
    Total deposits....................    7,799    4,261       --        12,060
Federal funds purchased and securities
 sold under repurchase agreements.....    1,260       33       --         1,293
Other short-term borrowings...........      242       25       --           267
Federal Home Loan Bank advances and
 other borrowings over one year.......      121      --        --           121
Long-term debt........................      276        3       --           279
Other liabilities.....................      190       58       107 (B)      355
                                        -------   ------     -----      -------
    Total liabilities.................    9,888    4,380       107       14,375
                                        -------   ------     -----      -------
Shareholders' equity:
  Preferred stock.....................      --        75       (75)(B)      --
  Common stock........................      150       82        31 (B)      263
  Surplus.............................      --       267      (267)         --
  Accumulated other comprehensive
   income.............................       (1)     --        --            (1)
  Retained earnings...................      575       82       (82)         575
                                        -------   ------     -----      -------
    Total shareholders' equity........      724      506      (393)         837
                                        -------   ------     -----      -------
    Total liabilities and
     shareholders' equity.............  $10,612   $4,886     $(286)     $15,212
                                        =======   ======     =====      =======

        See Notes to Pro Forma Condensed Combined Financial Statements.

                               ZIONS AND SUMITOMO
                PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                    FOR THE YEAR ENDED DECEMBER 31, 1997 (A)
                                  (UNAUDITED)

                                         HISTORICAL
                                       ---------------  PRO FORMA    PRO FORMA
                                       ZIONS  SUMITOMO ADJUSTMENTS   COMBINED
                                       ------ -------- -----------   ---------
                                       (IN MILLIONS, EXCEPT PER SHARE DATA)
Interest income:
  Interest and fees on loans and
   leases............................. $426.3  $315.4    $  1.1 (B)  $  742.8
  Interest on money market
   investments........................   84.6    37.7     (24.3)(B)      98.0
  Interest on securities..............  171.4    33.8       --          205.2
                                       ------  ------    ------      --------
    Total interest income.............  682.3   386.9     (23.2)      1,046.0
                                       ------  ------    ------      --------
Interest expense:
  Interest on deposits................  180.4   169.9       --          350.3
  Interest on borrowed funds..........  150.1    13.1       --          163.2
                                       ------  ------    ------      --------
    Total interest expense............  330.5   183.0       --          513.5
                                       ------  ------    ------      --------
    Net interest income...............  351.8   203.9     (23.2)        532.5
  Provision for loan losses...........    6.2    16.5       --           22.7
                                       ------  ------    ------      --------
  Net interest income after provision
   for loan losses....................  345.6   187.4     (23.2)        509.8
                                       ------  ------    ------      --------
Noninterest income:
  Service charges on deposit
   accounts...........................   43.7     5.0       --           48.7
  Other service charges, commissions
   and fees...........................   38.3     2.1       --           40.4
  Trust income........................    6.8     3.7       --           10.5
  Loan sales and servicing income.....   38.8     --        --           38.8
  Other...............................   15.6    13.4       --           29.0
                                       ------  ------    ------      --------
    Total noninterest income..........  143.2    24.2       --          167.4
                                       ------  ------    ------      --------
Noninterest expense:
  Salaries and employee benefits......  160.0    81.3       --          241.3
  Occupancy, net......................   16.9    15.9       --           32.8
  Furniture and equipment.............   23.7     7.6       --           31.3
  Amortization of goodwill and core
   deposit intangibles................    5.9     --        8.5 (C)      14.4
  Other...............................   94.7    45.2       2.1 (B)     142.0
                                       ------  ------    ------      --------
    Total noninterest expense.........  301.2   150.0      10.6         461.8
                                       ------  ------    ------      --------
Income before income taxes............  187.6    61.6     (33.8)        215.4
Income taxes..........................   65.2    20.4     (11.1)         74.5
                                       ------  ------    ------      --------
Net income............................ $122.4  $ 41.2    $(22.7)     $  140.9
                                       ======  ======    ======      ========
Net income applicable to common
 stock................................ $122.3  $ 35.1    $(22.7)     $  134.7
                                       ======  ======    ======      ========
Operating cash earnings applicable to
 common stock......................... $130.0  $ 35.1       --       $  148.4
                                       ======  ======                ========
Net income per common share
 (diluted)............................ $ 1.89                        $   2.01
Operating cash earnings per common
 share (diluted)......................   2.01                            2.21
Weighted-average common and common-
 equivalent shares outstanding during
 the year (in thousands).............. 64,629                          67,029(B)
                                       ======                        ========

        See Notes to Pro Forma Condensed Combined Financial Statements.

                               ZIONS AND SUMITOMO
                PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                 FOR THE THREE MONTHS ENDED MARCH 31, 1998 (A)
                                  (UNAUDITED)

                                          HISTORICAL
                                        ---------------  PRO FORMA   PRO FORMA
                                        ZIONS  SUMITOMO ADJUSTMENTS  COMBINED
                                        ------ -------- -----------  ---------
                                         (IN MILLIONS EXCEPT PER SHARE DATA)
Interest income:
  Interest and fees on loans and
   leases.............................  $131.0  $80.0      $ 0.3 (B)  $211.3
  Interest on money market
   investments........................    22.6    6.7       (6.2)(B)    23.1
  Interest on securities..............    48.1    7.2        --         55.3
                                        ------  -----      -----      ------
   Total interest income..............   201.7   93.9       (5.9)      289.7
                                        ------  -----      -----      ------
Interest expense:
  Interest on deposits................    58.2   42.2        --        100.4
  Interest on borrowed funds..........    35.5    1.5        --         37.0
                                        ------  -----      -----      ------
   Total interest expense.............    93.7   43.7        --        137.4
                                        ------  -----      -----      ------
   Net interest income................   108.0   50.2       (5.9)      152.3
Provision for loan losses.............     3.3    2.0        --          5.3
                                        ------  -----      -----      ------
   Net interest income after provision
    for loan losses...................   104.7   48.2       (5.9)      147.0
                                        ------  -----      -----      ------
Noninterest income:
  Service charges on deposit accounts.    13.0    1.2        --         14.2
  Other service charges, commissions
   and fees...........................    10.9    2.7        --         13.6
  Trust income........................     1.6    0.9        --          2.5
  Loan sales and servicing income.....    11.5    --         --         11.5
  Other...............................     6.8    1.0        --          7.8
                                        ------  -----      -----      ------
   Total noninterest income...........    43.8    5.8        --         49.6
                                        ------  -----      -----      ------
Noninterest expense:
  Salaries and employee benefits......    49.9   22.3        --         72.2
  Occupancy, net......................     5.4    4.1        --          9.5
  Furniture and equipment.............     7.5    1.9        --          9.4
  Amortization of goodwill and core
   deposit intangibles................     2.3    --         2.1 (C)     4.4
  Other...............................    30.4   14.3        0.1 (B)    44.8
                                        ------  -----      -----      ------
   Total noninterest expense..........    95.5   42.6        2.2       140.3
                                        ------  -----      -----      ------
Income before income taxes............    53.0   11.4       (8.1)       56.3
Income taxes..........................    16.6    4.0       (2.8)       17.8
                                        ------  -----      -----      ------
   Net income.........................  $ 36.4  $ 7.4      $(5.3)     $ 38.5
                                        ======  =====      =====      ======
Net income applicable to common stock.  $ 36.4  $ 5.9      $(5.3)     $ 37.0
                                        ======  =====      =====      ======
Operating cash earnings applicable to
 common stock.........................  $ 40.2  $ 5.9                 $ 42.4
                                        ======  =====                 ======
Net income per common share diluted
 (diluted)............................  $ 0.52                        $ 0.51
Operating cash earnings per common
 share (diluted)......................    0.57                          0.58
Weighted-average common and common-
 equivalent shares outstanding during
 the year (in thousands)..............  70,159                        72,559(B)
                                        ======                        ======

        See Notes to Pro Forma Condensed Combined Financial Statements.

                              ZIONS AND SUMITOMO

          NOTES TO PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
                                  (UNAUDITED)

NOTE A: BASIS OF PRESENTATION

  The unaudited pro forma condensed combined balance sheet as of March 31, 1998 combines the historical consolidated balance sheet of Zions and the historical balance sheet of Sumitomo as if the Sumitomo Acquisition and the issuance of shares of Common Stock offered hereby had taken place on March 31, 1998. The pro forma condensed combined statements of income for the year ended December 31, 1997 and for the three months ended March 31, 1998 combine the historical consolidated statements of income for Zions and the historical statements of income for Sumitomo as if the Sumitomo Acquisition had been consummated on January 1, 1997. As a result of the Company's acquisition on January 6, 1998 of Vectra and its subsidiary, Vectra Bank, the Company has restated its financial statements as of and for the three months ended March 31, 1997 and as of and for the year ended December 31, 1997. For the purpose of comparability with the other financial information contained herein, the pro forma condensed combined statement of income for the year ended December 31, 1997 has not been restated to reflect such transaction.

  The Sumitomo Acquisition reflected in the pro forma financial statements will be accounted for as a purchase. Under this method of accounting, assets and liabilities of Sumitomo will be adjusted to their estimated fair value and combined with the recorded values of the assets and liabilities of Zions. For purposes of the pro forma financial statements, it has been assumed that the net book value of Sumitomo's assets minus liabilities approximates fair value.

NOTE B: PURCHASE PRICE AND FUNDING

  The purchase price is based upon cash consideration of approximately $546 million to be paid for the outstanding shares of Sumitomo. Sumitomo's parent, The Sumitomo Bank, Limited, will receive approximately $453 million ($32.36 per share) and the other shareholders will receive approximately $93 million ($38.25 per share).

  The transaction is to be financed through a combination of existing resources, the sale of a minority interest in Sumitomo and the proceeds from the issuance of the shares being offered hereby: (in millions)

   Issuance of Common Stock for cash, net of estimated issuance costs of
    $5................................................................... $113
   Reduction of money market investment balances.........................  401
   Proceeds from sale of minority interest in Sumitomo...................   32
                                                                          ----
     Total purchase price................................................ $546
                                                                          ====

  Zions expects to enter into an agreement to sell a minority interest of Sumitomo to Robert G. Sarver, a director of Zions and chairman of Grossmont Bank, and to a limited partnership of which Mr. Sarver is the general partner, at its cost basis. See "Business--Recent Developments; Sumitomo Acquisition". Proceeds from the sale of the minority interest will be approximately $32 million for an approximate 10.8% common equity interest in Sumitomo after the payment of a planned $250 million dividend by Sumitomo to Zions. The pro forma condensed combined statements of income for the year ended December 31, 1997 and the three months ended March 31, 1998 include pro forma adjustments to other non-interest expense of $2.1 million and $0.1 million, respectively, for the minority shareholder's estimated 10.8% portion of Sumitomo's pro forma net income applicable to common stock. Pro forma adjustments to the condensed combined balance sheet as of March 31, 1998 include an increase in other liabilities of $107 million, consisting of the $32 million minority interest discussed above and the redemption of $75 million of Sumitomo preferred stock.

                              ZIONS AND SUMITOMO

  Zions intends to enter into such agreement with Mr. Sarver in order to provide an appropriate incentive to expand Zions' California banking operations and distribution network. Pursuant to the agreement, Mr. Sarver will serve as the chief executive officer of the California Subsidiary to be created from the combination of Grossmont Bank, Sumitomo and First Pacific. While such minority equity interest represents approximately 10.8% of Sumitomo, it will amount to approximately 5% of the equity interest in the California Subsidiary after such combination. As part of the agreement, Mr. Sarver and a limited partnership will together acquire such 5% equity interest for its cost basis, or approximately $32 million. Mr. Sarver is the general partner of the limited partnership, and the limited partners of such partnership include, among others, individuals who are currently senior officers of Grossmont Bank and who will be senior officers of the California Subsidiary.

  Zions also intends to finance a portion of the investment being made by Mr. Sarver. Zions will lend to Mr. Sarver approximately $14.5 million, which loan will be non-recourse to Mr. Sarver and will be secured by the 2.5% equity interest in the California Subsidiary held by Mr. Sarver and by 200,000 shares of Common Stock owned by Mr. Sarver. Such loan will bear interest at 200 basis points over the five-year U.S. treasury rate, compound annually and be payable at maturity in 2003. At such time, for a period of 90 days, Mr. Sarver and the limited partnership will have the right to put to Zions their equity interest in the California Subsidiary at a price to be determined by Mr. Sarver and Zions at such time.

  The pro forma condensed combined statements of income for the year ended December 31, 1997 and the three months ended March 31, 1998 include pro forma adjustments of $1.1 million and $0.3 million, respectively, which represent increases in interest and fees on loans for the interest income on the loan to Mr. Sarver. The pro forma condensed combined balance sheet also reflects positive adjustments to loans, net of unearned and negative adjustments to money market investments in connection with the funding of the loan to Mr. Sarver.

  Money market investments have been reduced on the pro forma condensed combined balance sheet by $416 million, $401 million of which represents a portion of the total pro forma cash purchase price and $15 million of which represents the funding of the loan to Mr. Sarver. Interest on money market investments in the pro forma condensed combined statements of income for the year ended December 31, 1997 and the three months ended March 31, 1998 has been reduced by $24.3 million and $6.2 million, respectively, representing the lost interest on the money market investments determined using the combined average rate earned on money market investments during such periods.

  Pro forma weighted-average common shares outstanding during the year ended December 31, 1997 and the three months ended March 31, 1998 and pro forma weighted-average common and common-equivalent shares outstanding during the year ended December 31, 1997 and the three months ended March 31, 1998 have been increased to reflect the issuance of the shares of Common Stock offered hereby.

NOTE C: PURCHASE PREMIUM

  The purchase premium resulting from the Sumitomo Acquisition reflected in the accompanying pro forma condensed combined balance sheet was determined as follows: (in millions)

   Total cash consideration paid for common stock of Sumitomo............. $546
   Common shareholders' equity of Sumitomo................................  431
                                                                           ----
     Total purchase premium...............................................  115
   Deferred tax adjustment for portion of premium allocable to core
    deposits..............................................................   20
                                                                           ----
     Total pro forma adjustment........................................... $135
                                                                           ====

                              ZIONS AND SUMITOMO

  For purposes of these pro forma condensed combined financial statements, it has been assumed that the net book value of Sumitomo's assets minus liabilities approximates fair value. Accordingly, the cost of the acquisition in excess of Sumitomo's common equity is reflected in the accompanying pro forma condensed combined balance sheet as purchase premium. The purchase premium in the accompanying pro forma condensed combined balance sheet has been increased and net deferred tax assets decreased by $20 million to tax effect the estimated portion of the premium allocable to core deposit premium. The amortization of the purchase premium in the pro forma condensed combined statements of income in the amount of $8.5 million for the year ended December 31, 1997 and $2.1 million for the three months ended March 31, 1998 has been determined using an estimated blended amortization life of approximately 16 years. Certain matters are still pending that will have an effect on the ultimate allocation of the purchase price. Accordingly, the allocation of the purchase price has not been finalized.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following table sets forth certain selected consolidated financial and operating data for the Company as of and for each of the five years in the period ended December 31, 1997 and as of and for the three months ended March 31, 1998 and 1997. The Company's consolidated financial statements as of and for each of the five years in the period ended December 31, 1997 have been audited by KMPG Peat Marwick LLP, the Company's independent certified public accountants. As a result of the Company's acquisition on January 6, 1998 of Vectra and its subsidiary, Vectra Bank, the Company has restated its financial statements as of and for the three months ended March 31, 1997 and as of and for the year ended December 31, 1997. See the Company's unaudited Consolidated Financial Statements and Notes thereto in the Company's Quarterly Report on Form 10-Q for the period ended March 31, 1998, incorporated by reference herein. For the purpose of comparability, the financial information as of and for the year ended December 31, 1997 included in this Prospectus does not reflect such restatement. All of the data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                                                   THREE MONTHS
                               YEAR ENDED DECEMBER 31,            ENDED MARCH 31,
                          --------------------------------------  ----------------
                           1993    1994    1995    1996    1997    1997     1998
                          ------  ------  ------  ------  ------  -------  -------
                             (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT
 OF INCOME:
Interest income.........  $293.6  $354.0  $439.5  $519.0  $682.3  $ 160.1  $ 201.7
Interest expense........   119.0   155.4   205.9   229.9   330.5     77.2     93.7
                          ------  ------  ------  ------  ------  -------  -------
 Net interest income....   174.6   198.6   233.6   289.1   351.8     82.9    108.0
Provision for loan
 losses.................     3.0     2.2     3.0     4.6     6.2      1.8      3.3
                          ------  ------  ------  ------  ------  -------  -------
 Net interest income
  after provision for
  loan losses...........   171.6   196.4   230.6   284.5   345.6     81.1    104.7
Noninterest income......    79.9    73.2    88.8   114.3   143.2     34.1     43.8
Noninterest expense.....   167.8   174.9   195.2   235.3   301.2     68.2     95.5
                          ------  ------  ------  ------  ------  -------  -------
 Income before income
  taxes and cumulative
  effect of changes in
  accounting principles.    83.7    94.7   124.2   163.5   187.6     47.0     53.0
Income taxes............    27.2    30.9    41.8    56.1    65.2     16.4     16.6
                          ------  ------  ------  ------  ------  -------  -------
 Income before
  cumulative effect of
  changes in accounting
  principles............    56.5    63.8    82.4   107.4   122.4     30.6     36.4
Cumulative effect of
 changes in accounting
 principles.............     1.7     --      --      --      --       --       --
                          ------  ------  ------  ------  ------  -------  -------
Net income..............  $ 58.2  $ 63.8  $ 82.4  $107.4  $122.4  $  30.6  $  36.4
                          ======  ======  ======  ======  ======  =======  =======
Operating cash
 earnings(1)............  $ 59.6  $ 65.5  $ 84.7  $110.2  $130.0  $  31.5  $  40.2
                          ======  ======  ======  ======  ======  =======  =======
Net income per common
 share (diluted)........  $ 1.02  $ 1.09  $ 1.37  $ 1.68  $ 1.89  $  0.45  $  0.52
Operating cash earnings
 per common share
 (diluted)(1)...........    1.04    1.12    1.41    1.72    2.01     0.46     0.57
Dividends declared......  0.2450  0.2900  0.3525  0.4250  0.4700     0.11     0.12
Weighted-average common
 and common-equivalent
 shares outstanding
 during the year (in
 thousands).............  57,120  58,404  60,013  63,787  64,629   68,025   70,159
CONSOLIDATED BALANCE
 SHEET DATA:
Loans(2)................  $2,486  $2,391  $3,068  $3,837  $4,872   $4,450   $5,650
Total assets............   4,801   4,934   6,096   7,116   9,522    8,509   10,612
Deposits................   3,432   3,706   4,511   5,120   6,854    5,729    7,799
Total shareholders'
 equity.................     313     366     470     555     655      592      724
OTHER DATA:
Return on average
 assets.................    1.25%   1.17%   1.43%   1.55%   1.33%    1.41%    1.35%
Operating cash return on
 average assets(1)......    1.29    1.20    1.47    1.60    1.43     1.46     1.51
Return on average common
 equity.................   20.33   18.82   20.22   20.95   19.88    20.75    20.84
Operating cash return on
 average common
 equity(1)..............   21.94   20.54   22.08   23.26   25.34    23.52    30.27
Efficiency ratio........   64.89   63.25   59.56   57.29   60.02    57.40    61.71
Operating cash
 efficiency ratio(1)....   64.19   62.53   58.77   56.60   58.32    56.61    58.96
Net interest margin.....    4.23    4.07    4.53    4.68    4.27     4.22     4.51
Nonperforming assets to
 net loans and leases
 and nonperforming
 assets.................    1.23    0.79    0.41    0.36    0.33     0.40     0.36
Allowance for loan
 losses to nonperforming
 loans..................  250.13  471.89  660.17  566.35  638.84   524.70   509.50
Tier I leverage.........    5.44    6.24    6.33    8.70    6.75     8.09     6.89
Tier I risk-based
 capital................   10.85   11.81   11.33   14.16   11.74    13.95    11.73
Total risk-based
 capital................   14.12   14.96   14.03   17.52   13.75    16.52    13.62

--------
(1) Operating cash earnings represents earnings before amortization of goodwill and core deposit intangible assets and merger expense.
(2) Net of unearned income and fees, net of related costs.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

  The following analysis of the Company's financial condition and results of operations as of and for the years ended December 31, 1997 and 1996 should be read in conjunction with the audited Consolidated Financial Statements and Notes thereto of the Company and the detailed information presented elsewhere herein. The financial data as of and for the years ended December 31, 1997 and 1996 included herein is derived from the Company's audited Consolidated Financial Statements and Notes thereto, included elsewhere in this Prospectus. As a result of the Company's acquisition on January 6, 1998 of Vectra and its subsidiary, Vectra Bank, the Company has restated its financial statements as of and for the three months ended March 31, 1997 and as of and for the year ended December 31, 1997 in accordance with generally accepted accounting principles. For more information, see the Company's unaudited Consolidated Financial Statements and Notes thereto incorporated by reference herein from the Company's Quarterly Report on Form 10-Q for the period ended March 31, 1998. For the purpose of comparability, the financial data as of and for the year ended December 31, 1997 included herein does not reflect such restatement.

PERFORMANCE SUMMARY

  The Company achieved record earnings of $122.4 million or $1.89 per fully-diluted share in 1997. Net income and earnings per share increased 13.9% and 12.5%, respectively, over the $107.4 million or $1.68 per share for 1996. The return on average common equity was 19.88% and the return on average assets was 1.33% for 1997. Financial results have been restated for prior periods to reflect the acquisition of GB Bancorporation, the former parent company of Grossmont Bank, during the last quarter of 1997, which was accounted for as a pooling of interests, and a four-for-one split of the Common Stock during the second quarter of 1997.

  The Company also provides its earnings performance on an operating cash basis since it believes that its cash operating performance is a better reflection of its financial position and shareholder value creation as well as its ability to support growth, pay dividends and repurchase stock than is reported net income. Operating cash earnings are earnings before the amortization of goodwill and core deposit intangible assets and merger expense.

  Operating cash earnings for 1997 were $130.0 million or $2.01 per share, an increase of 18.0% and 16.9%, respectively, over the $110.2 million or $1.72 per share for 1996. The return on average common equity and the return on average assets on an operating cash basis were 25.34% and 1.43%, respectively, for 1997.

  The record growth of the Company in 1997 was driven by acquisitions and internal growth and expansion. The number of full-time equivalent employees increased to 4,347 at year-end 1997 from 3,343 at year-end 1996, banking offices increased to 228 from 153 and ATMs increased to 485 from 339. In 1997, average loans and leases grew by 26.5% and total earning assets grew by 32.7%, leading to a 21.0% increase in taxable-equivalent net interest income to $358.7 million. Noninterest income increased 25.3% to $143.2 million in 1997, with strong growth in all categories. Noninterest expense increased 28.0% to $301.2 million in 1997. The increase in noninterest expense is mainly attributable to the growth of the Company during 1997 and increased expenditures related to technology initiatives. The higher expenses resulted in an increase in the Company's efficiency ratio, or noninterest expenses as a percentage of total taxable-equivalent net revenues, to 60.02% for 1997 compared to 57.29% for 1996. The operating cash efficiency ratio was 58.32% for 1997 compared to 56.60% for 1996.

REVIEW OF OPERATIONS

 SUBSIDIARY BANKS

  Zions is a bank holding company that, as of December 31, 1997, operated 228 branches in the seven western states of Arizona, California, Colorado, Idaho, Nevada, New Mexico and Utah. The Company's community banks operate with regional brand identities and strong local management teams who possess substantial decision-making authority.

  ZIONS FIRST NATIONAL BANK. Zions First National Bank and its subsidiaries ("ZFNB") experienced growth in 1997 as operating cash earnings increased 7.0% to $89.5 million as compared to $83.6 million in 1996, and net income increased 6.5% to $88.6 million compared to $83.1 million in 1996. The increases were the result of a $18.1 million increase in net interest income and a $20.0 million increase in noninterest income partially offset by a $28.2 million increase in noninterest expense. ZFNB's operating cash efficiency ratio was 56.85% in 1997 as compared to 54.50% in 1996.

  ZFNB opened 12 new grocery store banking centers in Utah and acquired three traditional branches, bringing the total number of branches in Utah to 114, including 38 grocery store banking centers. During 1997, ZFNB also acquired 12 traditional branches and opened two new grocery store banking centers and one new traditional branch for a total of 15 branches in Idaho.

  Zions Mortgage Company, a subsidiary of ZFNB, contributed net income of $0.8 million in 1997 compared to $1.4 million in 1996. Zions Mortgage Company experienced mortgage origination volume of $396.1 million in 1997, approximately the same as in 1996. On December 31, 1997, Zions Mortgage Company serviced for others long-term first mortgage real estate loans in the amount of $1,896.8 million compared to $1,542.0 million on December 31, 1996.

  Zions Credit Corporation, also a subsidiary of ZFNB, contributed net income of $0.046 million in 1997. Zions Credit Corporation generated $63.1 million in new lease volume and brokered to third parties an additional $8.5 million in leases in 1997 compared to $78.6 million and $3.1 million, respectively, in 1996. Average lease receivables and conditional sales contracts serviced by Zions Credit Corporation increased 10.2% to $187.3 million in 1997 compared to $170.0 million in 1996.

  ZFNB's brokerage subsidiary, Zions Investment Securities, Inc., contributed $1.2 million in pretax income and revenue sharing to the Company's banking operations in 1997 compared to $0.9 million in 1996. Net income of Zions Investment Securities, Inc., which is included in that of ZFNB, was $0.5 million in 1997, a 41.6% increase from $0.4 million in 1996. Zions Investment Securities, Inc. has 42 registered investment advisors who offer a full range of brokerage services and products.

  Wasatch Venture Corporation, a small business investment company which is a subsidiary of ZFNB and an affiliated company of National Bank of Arizona, contributed net income of $1.2 million in 1997 as compared to $0.4 million in 1996. On December 31, 1997, Wasatch had investments in 28 entities totaling approximately $20 million.

  NEVADA STATE BANK. Nevada State Bank achieved operating cash earnings of $11.0 million in 1997, an increase of 50.8% over $7.3 million in 1996, and net income increased 47.4% to $10.7 million as compared to $7.3 million in 1996. The increase resulted from a revenue increase of $14.4 million, partially offset by a $0.3 million increase in the provision for loan losses, a $8.6 million increase in noninterest expense, a $1.8 million increase in income taxes and a $0.3 million increase in net after tax expense for amortization of goodwill and core deposit intangibles. Nevada State Bank's operating cash efficiency ratio improved to 63.10% in 1997 as compared to 64.67% in 1996. During 1997, Nevada State Bank opened one new grocery store banking center and four traditional branches and added 10 traditional branches from acquisitions, bringing the total number of branches in Nevada to 40, including 19 grocery store banking centers.

  NATIONAL BANK OF ARIZONA. Operating cash earnings at National Bank of Arizona increased 21.9% to $19.2 million in 1997 as compared to $15.8 million in 1996, and net income was $17.8 million in 1997 as compared to $14.7 million in 1996, a 21.5% increase. The increase resulted from a revenue increase of $13.8 million partially offset by a $0.1 million increase in the provision for loan losses, a $7.9 million increase in noninterest expense, a $2.4 million increase in income taxes and a $0.3 million increase in net after tax expense for amortization of goodwill and core deposit intangibles. National Bank of Arizona's operating cash efficiency ratio was 49.86% in 1997 as compared to 47.97% in 1996. In 1997, National Bank of Arizona opened two new branches and added 11 branches by acquisition, bringing its total number of branches in Arizona to 30.

  COLORADO BANKS. The Colorado banks consist of the following banking entities acquired on May 16, 1997 in the merger with Aspen Bancshares, Inc.: Pitkin County Bank and Trust, Centennial Savings Bank, F.S.B. and Valley National Bank of Cortez. Combined operating cash earnings for the Colorado banks were $3.7 million and net income was $2.2 million after deducting $1.5 million of expense for amortization of goodwill for the period May 17 through December 31, 1997. The Colorado banks' combined operating cash efficiency ratio in 1997 since acquisition was 60.62%. The combined branches include one grocery store banking center, 12 traditional branches in Colorado and one traditional branch in New Mexico.

  GROSSMONT BANK. Grossmont Bank experienced strong growth in 1997 as operating cash earnings increased 69.5% to $11.9 million as compared to $7.0 million in 1996, and net income increased 74.7% to $11.4 million as compared to $6.6 million in 1996. The increase resulted from a net revenue increase of $13.2 million partially offset by a $1.4 million increase in the provision for loan losses, a $3.9 million increase in noninterest expense and a $3.0 million increase in income taxes. Grossmont Bank's operating cash efficiency ratio improved to 52.76% in 1997 as compared to 60.73% in 1996. During 1997, the number of Grossmont Bank's branches increased by three for a total of 15 branches.

  SELECTED FINANCIAL DATA FOR BANKING SUBSIDIARIES AND ZIONS. The following table sets forth selected financial data for the Company's banking subsidiaries and the Company as a whole:

                                             NATIONAL
                                    NEVADA   BANK OF  COLORADO GROSSMONT CONSOLIDATED
                           ZFNB   STATE BANK ARIZONA   BANKS     BANK      COMPANY
                          ------  ---------- -------- -------- --------- ------------
                                            (DOLLARS IN MILLIONS)
TOTAL REVENUE
 1996...................  $281.6    $34.5     $ 54.1     --      $32.8      $403.4
 1997...................   319.8     49.0       67.8   $14.7      46.0       495.0
 % Change...............    13.5%    41.9%      25.5%    --       40.2%       22.7%
NET INCOME
 1996...................  $ 83.1    $ 7.3     $ 14.7     --      $ 6.6      $107.4
 1997...................    88.6     10.7       17.8   $ 2.2      11.4       122.4
 % Change...............     6.5%    47.4%      21.5%    --       74.7%       13.9%
OPERATING CASH EARNINGS
 1996...................  $ 83.6    $ 7.3     $ 15.8     --      $ 7.0      $110.2
 1997...................    89.5     11.0       19.2   $ 3.7      11.9       130.0
 % Change...............     7.0%    50.8%      21.9%    --       69.5%       18.0%
TOTAL AVERAGE ASSETS
 1996...................  $4,945    $ 526     $  908     --      $ 534      $6,914
 1997...................   6,341      716      1,122   $ 310       721       9,214
 % Change...............    28.2%    36.0%      23.6%    --       34.9%       33.3%
RETURN ON AVERAGE ASSETS
 1996...................    1.68%    1.38%      1.62%    --       1.23%       1.55%
 1997...................    1.40     1.49       1.59    0.71%     1.59        1.33
OPERATING CASH
 EFFICIENCY RATIO
 1996...................   54.50%   64.67%     47.97%    --      60.73%      56.60%
 1997...................   56.85    63.10      49.86   60.62%    52.76       58.32

 OTHER SUBSIDIARIES

  Zions Insurance Agency, Inc. and Zions Life Insurance Company produced net income of $1.0 million in 1997 as compared to $1.4 million in 1996. Zions Data Service Company engaged in a number of significant projects in 1997, including the installation of a new general ledger system based upon client server technology. Zions Data Service Company also installed a new cash management system and new consumer lending and ATM systems in 1997. Cash Access, Inc., a new subsidiary of the Company created in 1996 to provide an ATM network of cash dispensing ATMs to be installed in convenience stores, service stations, hotels and other businesses, installed an additional 105 ATMs in 1997 for a total of 145 ATMs.

 SUBSEQUENT ACQUISITIONS

  On January 6, 1998, the Company acquired Vectra Banking Corporation ("Vectra") and its banking subsidiary, Vectra Bank, located in Denver, Colorado, in exchange for Common Stock (the "Vectra Merger"). The Vectra Merger will be accounted for as a pooling of interests. Vectra's total assets and total deposits were approximately $728 million and $556 million, respectively, on the acquisition date.

  On January 23, 1998, the Company acquired Sky Valley Bank Corp. ("Sky Valley") in Alamosa, Colorado, and its banking subsidiary, The First National Bank in Alamosa, in exchange for Common Stock (the "Sky Valley Merger"). The Sky Valley Merger will be accounted for as a pooling of interests. Sky Valley's total assets and total deposits were approximately $122 million and $108 million, respectively, on the acquisition date.

  On February 27, 1998, the Company acquired Tri-State Finance Corporation ("Tri-State") and its banking subsidiary, Tri-State Bank, in Denver, in exchange for Common Stock (the "Tri-State Merger"). Tri-State's total assets and total deposits were approximately $128 million and $117 million, respectively, on the acquisition date. The Tri-State Merger will be accounted for as a pooling of interests.

  On May 22, 1998, the Company acquired FP Bancorp, Inc. ("FP") and its banking subsidiary, First Pacific, in Escondido, California, in exchange for Common Stock. On December 31, 1997, FP had total assets of approximately $353 million and total deposits of $311 million. The transaction will be accounted for as a pooling of interests.

  On June 1, 1998, the Company acquired SBT and its banking subsidiary, State Bank and Trust of Colorado Springs, Colorado, in exchange for Common Stock. On December 31, 1997, SBT had total assets of approximately $86 million and total deposits of $78 million. The transaction will be accounted for as a pooling of interests.

  On June 1, 1998, the Company acquired Routt and its banking subsidiary, First National Bank of Colorado in Steamboat Springs, Colorado, in exchange for Common Stock. On December 31, 1997, Routt had total assets of approximately $93 million and total deposits of $83 million. The transaction will be accounted for as a pooling of interests.

  On May 8, 1998, the Company announced that a definitive agreement had been reached to acquire Kersey and its banking subsidiary, Independent Bank, located in northeastern Colorado, in exchange for Common Stock. At March 31, 1998, Kersey's total assets were approximately $135 million. The Kersey Merger is intended to be accounted for as a pooling of interests and is expected to close in the third quarter of 1998.

  On May 14, 1998, the Company announced that a definitive agreement had been reached to acquire Commerce and its banking subsidiary, The Commerce Bank of Washington, N.A., located in

Seattle, Washington, in exchange for Common Stock. The Commerce Merger is intended to be accounted for as a pooling of interests and is expected to close in the third quarter of 1998.

  On May 15, 1998, the Company announced that a definitive agreement had been reached to acquire Mountain and its banking subsidiary, Mountain National Bank, located in Woodland Park and Cripple Creek, Colorado, in exchange for Common Stock. The Mountain Merger is intended to be accounted for as a pooling of interests and is expected to close in the third quarter of 1998.

INCOME STATEMENT ANALYSIS

 NET INTEREST INCOME, MARGIN AND INTEREST RATE SPREADS

  Net interest income on a tax-equivalent basis is the difference between interest earned on assets and interest paid on liabilities, with adjustments made to present yields on assets exempt from income taxes comparable to other taxable income. Changes in the mix and volume of earning assets and interest-bearing liabilities, their related yields and overall interest rates have a major impact on earnings. In 1997, taxable-equivalent net interest income provided 71.5% of the Company's net revenues, compared with 72.2% in 1996.

  The Company's taxable-equivalent net interest income increased by 21.0% to $358.7 million in 1997 as compared to $296.4 million in 1996. The increased level of taxable-equivalent net interest income was driven by growth in average earning assets in 1997. The Company manages its earnings sensitivity to interest rate movements, in part, by matching the repricing characteristics of its assets and liabilities and, to a lesser extent, through the use of off-balance sheet arrangements such as caps, floors and interest rate exchange contracts. Net interest income from the use of such off-balance sheet arrangements for 1997 was $2.5 million compared to $2.0 million in 1996.

  The increase in net interest income was partially offset by the continued securitization and sale of loans. Securitized loan sales convert net interest income from loans to gains on loan sales and servicing revenue reported in noninterest income. Loan sales improve the Company's liquidity, limit its exposure to credit losses and may reduce its capital requirements.

  The net interest margin, the ratio of taxable-equivalent net interest income to average earning assets, was 4.27% in 1997 and 4.68% in 1996. The decrease in the margin in 1997 was due primarily to interest expense on the $200 million in trust preferred securities issued in December 1996, and increased arbitrage activity in money market investments and short-term borrowings to mitigate the reduction in net interest income from the preferred securities.

 PROVISION FOR LOAN LOSSES

  The provision for loan losses reflects management's judgment of the expense to be recognized in order to maintain an adequate allowance for loan losses. The provision for loan losses was $6.2 million in 1997 compared to $4.6 million in 1996. Although the provision has increased in recent years, it comprised only 0.14% of average loans for each of 1997 and 1996.

 NONINTEREST INCOME

  Noninterest income is a growing portion of the Company's net revenue, comprising 28.5% of revenue in 1997 compared to 27.8% in 1996. Noninterest income was $143.2 million in 1997, an increase of 25.3% over $114.3 million in 1996. Primary contributors to the increase in noninterest income in 1997 were service charges on deposit accounts, other services charges, commissions and fees, loan sales and servicing income and trading account income.

  The following table presents the components of noninterest income for the years indicated and a year-to-year comparison expressed in terms of percent changes.

                                                                         PERCENT
                                                            1996   1997  CHANGE
                                                           ------ ------ -------
                                                           (DOLLARS IN MILLIONS)
   Service charges on deposit accounts.................... $ 35.2 $ 43.7   24.3%
   Other service charges, commissions and fees............   28.7   38.3   33.4
   Trust income...........................................    5.2    6.8   30.1
   Investment securities gains, net.......................    0.1    0.8  593.0
   Trading account income, net............................    2.7    5.7  110.1
   Loan sales and servicing income........................   35.2   38.8   10.4
   Other income...........................................    7.2    9.1   26.4
                                                           ------ ------  -----
     Total................................................ $114.3 $143.2   25.3%
                                                           ====== ======  =====

 NONINTEREST EXPENSE

  The Company's noninterest expense was $301.2 million in 1997, an increase of 28.0% over $235.3 million in 1996. In 1997, salaries and employee benefits increased 23.3% to $160.0 million, occupancy expense increased 23.7% to $16.9 million, furniture and equipment expense increased 38.3% to $23.7 million and the total of all other expenses increased 34.6% to $100.6 million.

  In 1997, salaries and employee benefits increased primarily as a result of increased staffing, resulting from the acquisition and opening of new branches and additional investment in personnel in selected areas, as well as general salary increases and bonuses, commissions and profit-sharing costs which are based on increased profitability. The occupancy, furniture and equipment expense increase resulted primarily from the addition of office facilities, the expansion of ATM networks, installation of personal computers and local area networks and expenses related to technology initiatives.

  The Company's operating cash efficiency ratio, or noninterest expenses excluding amortization of goodwill and core deposit intangibles and merger expenses, as a percentage of total taxable-equivalent net revenues, increased to 58.32% in 1997 compared to 56.60% in 1996.

  The following table presents the components of noninterest expense for the years indicated and a year-to-year comparison expressed in terms of percent changes.

                                                                         PERCENT
                                                           1996    1997  CHANGE
                                                          ------  ------ -------
                                                          (DOLLARS IN MILLIONS)
Salaries and employee benefits........................... $129.7  $160.0   23.3%
Occupancy, net...........................................   13.7    16.9   23.7
Furniture and equipment..................................   17.1    23.7   38.3
Other real estate expense................................   (0.3)    0.3  184.2
Legal and professional services..........................    5.2     7.8   48.0
Supplies.................................................    6.6     8.1   23.2
Postage..................................................    5.7     6.8   20.6
Advertising..............................................    5.8     7.4   27.5
F.D.I.C. premiums........................................    --      0.7    --
Merger expense...........................................    --      2.7    --
Amortization of goodwill and core deposit intangibles....    2.9     5.9  105.5
Amortization of mortgage servicing assets................    1.3     2.1   65.7
Loss on early extinguishment of debt.....................    --      --     --
Other expenses...........................................   47.6    58.8   23.6
                                                          ------  ------  -----
  Total.................................................. $235.3  $301.2   28.0%
                                                          ======  ======  =====

 INCOME TAXES

  The Company's income tax expense for 1997 was $65.2 million compared to $56.1 million in 1996. The Company's effective income tax rate was 34.8% in 1997, up slightly from 34.3% in 1996.

 QUARTERLY SUMMARY

  The following table presents a summary of earnings and end-of-period balances by quarter for the years ended December 31, 1997, 1996 and 1995:

                                             NET   TOTAL   TOTAL   SHAREHOLDERS'
                   QUARTER                  INCOME ASSETS DEPOSITS    EQUITY
                   -------                  ------ ------ -------- -------------
                                                       (IN MILLIONS)
   1997:
     First................................. $ 28.9 $7,926  $5,289      $553
     Second................................   30.6  8,766   5,799       642
     Third.................................   31.5  9,823   6,359       636
     Fourth................................   31.4  9,522   6,855       656
                                            ------
       Total............................... $122.4
                                            ======
   1996:
     First................................. $ 24.9 $6,692  $4,599      $481
     Second................................   26.4  6,616   4,806       517
     Third.................................   27.3  7,356   5,081       536
     Fourth................................   28.8  7,116   5,120       555
                                            ------
       Total............................... $107.4
                                            ======
   1995:
     First................................. $ 16.0 $5,106  $3,786      $381
     Second................................   20.5  5,664   3,890       392
     Third.................................   22.3  6,150   4,517       450
     Fourth................................   23.6  6,096   4,511       470
                                            ------
       Total............................... $ 82.4
                                            ======

BALANCE SHEET ANALYSIS

 EARNING ASSETS

  Earning assets consist of money market investments, securities and loans. Average earning assets increased 32.7% to $8,408 million in 1997 compared to $6,334 million in 1996. Earning assets comprised 91.2% of total average assets in 1997 compared with 91.6% in 1996. Average money market investments, consisting of interest-bearing deposits, federal funds sold and security resell agreements increased 61.4% to $1,491 million in 1997 compared to $924 million in 1996. Average securities increased 30.2% to $2,575 million in 1997, compared to $1,978 million in 1996. Average held to maturity securities increased 34.4% to $1,843 million, available for sale securities increased 1.4% to $457 million and trading account securities increased 76.3% to $276 million.

  Average net loans and leases increased 26.5% to $4,342 million in 1997 compared to $3,432 million in 1996, representing 51.6% of earning assets in 1997 compared to 54.2% in 1996. Average net loans and leases were 75.1% of average total deposits in 1997, as compared to 72.5% in 1996.

 LOAN PORTFOLIO

  During 1997, the Company consummated securitized loan sales of automobile loans, credit card receivables, home equity credit lines, Small Business Administration ("SBA") and Farmer Mac loans totaling $951 million. The Company also sold $733 million of long-term residential mortgage loans, SBA loans, Farmer Mac loans and student loans classified as held for sale. After these sales, loans and leases on December 31, 1997 totaled $4,914 million, an increase of 26.7% compared to $3,878 million on December 31, 1996. Included in this increase are loans from acquisitions totaling $465 million. Loans held for sale on December 31, 1997 increased 18.7% from year-end 1996. Comparing year-end 1997 with year-end 1996, commercial loans, real estate loans, consumer loans and lease financing increased 34.6%, 22.0%, 34.5% and 10.4%, respectively.

  The table that follows sets forth the amount of loans outstanding by type on December 31 for the years indicated.

                                                         DECEMBER 31,
                                              ----------------------------------
                                               1993   1994   1995   1996   1997
                                              ------ ------ ------ ------ ------
                                                        (IN MILLIONS)
Loans held for sale.......................... $  238 $  109 $  126 $  151 $  179
Commercial, financial and agricultural.......    512    496    780    904  1,217
Real estate:
  Construction...............................    213    218    286    347    483
  Home equity credit line....................    160     40    108    183    140
  1-4 family residential.....................    367    452    451    580    712
  Other real estate--secured.................    496    571    848  1,206  1,490
                                              ------ ------ ------ ------ ------
    Total real estate........................  1,236  1,281  1,693  2,316  2,825
                                              ------ ------ ------ ------ ------
Consumer.....................................    379    391    358    335    450
Lease financing..............................    130    129    132    160    176
Other receivables............................     13     10     11     12     67
                                              ------ ------ ------ ------ ------
Total loans.................................. $2,508 $2,416 $3,100 $3,878 $4,914
                                              ====== ====== ====== ====== ======

  On December 31, 1997, long-term first mortgage real estate loans serviced for others amounted to $1,897 million compared to $1,542 million on December 31, 1996. Consumer and other loan securitizations serviced, which relate primarily to loans sold under revolving securitization structures, totaled $1,050 million on December 31, 1997 and $868 million on December 31, 1996.

 OTHER ASSETS

  Included in other assets are the Company's investments in affiliated companies. The Company or its subsidiaries owns stock of the Farmer Mac and MACC Private Equities Inc. ("MACC") that it accounts for using the equity method. On December 31, 1997, the book and market value of the Farmer Mac stock were $15 million and $36 million, respectively. On December 31, 1997, the book and market value of the MACC stock were $1.7 million and $1.6 million, respectively. For 1997, the Company recognized income of $0.1 million from its Farmer Mac investment and a loss of $0.3 million from its investment in MACC.

 DEPOSITS

  Total average deposits increased 22.2% to $5,783 million in 1997 from $4,732 million in 1996. Average noninterest-bearing deposits increased 27.3%, average savings and NOW deposits increased 12.9%, average money market and super NOW deposits increased 21.0% and average time deposits under $100,000 increased 20.2%. Average time deposits over $100,000 increased 45.8% over 1996 average balances and average foreign deposits increased 17.2% during 1997, as compared with 1996. Total deposits increased 33.9% to $6,855 million on December 31, 1997 as compared to $5,120 million on December 31, 1996. Included in this increase are deposits from acquisitions totaling $981 million. Comparing December 31, 1997 to December 31, 1996, demand deposits increased 32.5%, savings and money market deposits increased 28.3%, time deposits under $100,000 increased 41.5%, while time deposits over $100,000 increased 69.4% and foreign deposits increased 60.2%.

  The following table sets forth average deposit amounts and average rates for the years indicated.

                                                                1996    1997
                                                               ------  ------
                                                                (DOLLARS IN
                                                                 MILLIONS)
Average amounts:
  Noninterest-bearing demand deposits......................... $1,079  $1,373
  Savings and NOW deposits....................................    646     730
  Money market and super NOW deposits.........................  1,946   2,354
  Time deposits under $100,000................................    725     872
  Time deposits $100,000 or more..............................    216     314
  Foreign deposits............................................    121     142
                                                               ------  ------
    Total average amounts..................................... $4,732  $5,783
                                                               ======  ======
Average rates:
  Savings and NOW deposits....................................   3.08%   2.95%
  Money market and super NOW deposits.........................   3.70    3.80
  Time deposits under $100,000................................   5.22    5.17
  Time deposits $100,000 or more..............................   5.67    5.75
  Foreign deposits............................................   4.46    4.49
    Total.....................................................   4.03    4.09
Maturities of time deposits $100,000 or more at December 31,
 1997:
  Under three months..........................................         $  147
  Over three months and less than six months..................             83
  Over six months and less than twelve months.................            103
  Over twelve months..........................................             75
                                                                       ------
    Total time deposits $100,000 or more......................         $  409
                                                                       ======

 LONG-TERM DEBT

  Long-term debt is primarily comprised of $200 million of 8.536% Guaranteed Preferred Beneficial Interests in Junior Subordinated Deferrable Interest Debentures issued by Zions Institutional Capital Trust A in December 1996, and $7.5 million of 10.25% Guaranteed Preferred Beneficial Interests in Junior Subordinated Deferrable Interest Debentures (the "GB Capital Securities") issued by GB Capital Trust in January 1997. With the approval of banking regulators, the Company has the right to redeem these issues beginning in 2006 and 2007, respectively. These debts mature on December 15, 2026 and January 27, 2027, respectively. Also included in long-term debt is $50 million of 8 5/8% unsecured subordinated notes that mature in 2002. The subordinated notes are not redeemable prior to maturity.

  Federal Home Loan Bank ("FHLB") advances and other borrowings over one year totalled $211 million as of December 31, 1997, and include $149 million borrowed by ZFNB under its line of credit with the FHLB of Seattle, $5 million borrowed by a Company subsidiary from the FHLB of Topeka and a $50 million senior note issued to a third party in 1997 which matures in October 1999. There are no withdrawal or usage restrictions on advances from either the FHLB of Seattle or FHLB of Topeka.

  The Company has plans to retire a portion of both the $50 million, 8 5/8% subordinated notes and the $7.5 million GB Capital Securities. It is anticipated that the Company will recognize a loss on the debt retirements. As of December 31, 1997, this loss is not determinable.

  In connection with the financing of the Sumitomo Acquisition, the Company expects to issue $110 million of subordinated debt. The Company expects to make a subordinated loan of a comparable amount to the California Subsidiary upon consummation of the combination of Grossmont Bank, Sumitomo and First Pacific.

 CAPITAL

  One of the Company's financial objectives is to consistently produce superior risk-adjusted returns on its shareholders' capital, and its preferred method of returning excess capital to its shareholders has been through stock repurchases augmented with cash dividends. The Company believes that a strong capital position is vital to continued profitability and to promoting depositor and investor confidence. The Company's consolidated capital levels are a result of its capital policy, which establishes guidelines for its subsidiaries based on industry standards, regulatory requirements and an attempt at balancing perceived risks with expected returns for various activities. The Company's goal is to consistently achieve a high return on shareholders' equity, while at the same time maintaining "risk-based capital" of not less than the "well-capitalized" threshold, as defined by federal banking regulators.

  During 1997 and 1996, the Company repurchased and retired 3,572,603 and 1,096,992 shares of Common Stock at a cost of $119.7 million and $21.6 million, respectively.

  Total shareholders' equity on December 31, 1997 was $656 million, an increase of 18.2% over $555 million on December 31, 1996. The ratio of average equity to average assets for the year 1997 was 6.68%, compared to 7.42% for 1996.

  On December 31, 1997, the Company's Tier I leverage ratio was 6.75%, as compared to 8.70% on December 31, 1996. On December 31, 1997, the Company's Tier I risk-based capital ratio was 11.74%, as compared to 14.16% on December 31, 1996. On December 31, 1997 the Company's total risk-based capital ratio was 13.75%, as compared to 17.52% on December 31, 1996. The Company's regulatory capital ratios on December 31 for the years 1997 and 1996 are shown in the table that follows.

                                                           RATIOS
                                                            FOR    RATIOS TO BE
                                                          MINIMUM   CONSIDERED
                                                          CAPITAL     "WELL-
                                           1996    1997   ADEQUACY CAPITALIZED"
                                          ------  ------  -------- ------------
                                           (DOLLARS IN
                                            MILLIONS)
   Tier I capital........................ $  628  $  660
   Total capital.........................    777     773
   Risk-adjusted assets, net of goodwill
    and excess deferred tax assets.......  4,437   5,624
   Average assets, net of goodwill and
    excess deferred tax assets...........  7,225   9,785
   Tier I leverage ratio.................   8.70%   6.75%   3.00%      5.00%
   Tier I risk-based capital ratio.......  14.16   11.74    4.00       6.00
   Total risk-based capital ratio........  17.52   13.75    8.00      10.00

 DIVIDENDS

  Dividends per share were $0.47 in 1997, an increase of 10.6% over $0.425 in 1996. The Company's quarterly dividend rate was $0.1025 per share for the first and second quarters of 1996, increasing to $0.11 per share for the third and fourth quarters of 1996 and the first quarter of 1997 and increasing to $0.12 per share for the second, third and fourth quarters of 1997.

 FOREIGN OPERATIONS

  ZFNB opened a foreign office located in Grand Cayman, Grand Cayman Islands, B.W.I. in 1980. This office has no foreign loans outstanding. The office accepts Eurodollar deposits from qualified customers of ZFNB and places deposits with foreign banks and foreign branches of other U.S. banks. Foreign deposits at December 31 totaled $183 million in 1997 and $114 million in 1996, and averaged $142 million for 1997 and $121 million for 1996.

RISK ELEMENTS

 CREDIT RISK MANAGEMENT

  Management of credit risk is essential in maintaining a safe and sound institution. The Company has structured its organization to separate the lending function from the credit administration function to strengthen the control and independent evaluation of credit activities. Loan policies and procedures provide the Company with a framework for consistent underwriting and a basis for sound credit decisions. In addition, the Company has well-defined standards for grading its loan portfolio, and management utilizes a comprehensive loan grading system to determine risk potential in the portfolio. A separate internal credit examination department periodically conducts examinations of the quality, documentation and administration of the Company's lending departments, and submits reports thereon to a committee of the Zions Board. Emphasis is placed on early detection of potential problem credits so that action plans can be developed on a timely basis to mitigate losses.

  Another aspect of the Company's credit risk management strategy is the diversification of the loan portfolio. At year end, the Company had 4% of its portfolio in loans held for sale, 25% in commercial loans, 57% in real estate loans, 9% in consumer loans, 4% in lease financing and 1% in other loans. The Company's real estate portfolio is also diversified. Of the total portfolio, 10% is in real estate construction loans, 3% is in home equity credit lines, 14% is in 1-4 family residential loans and 30% is in commercial loans secured by real estate. In addition, the Company attempts to avoid the risk of an undue concentration of credits in a particular industry or trade group. The commercial loan and lease portfolio consists of approximately 11 industry classification groupings. On December 31, 1997, the larger concentrations of risk in the commercial loan and leasing portfolio were represented by real estate and construction, business services and transportation, manufacturing, and retail industry groupings, which comprised approximately 29%, 19%, 9% and 7%, respectively, of the portfolio. The Company has a well-diversified loan portfolio with no significant exposure to highly leveraged transactions. Most of the Company's business activity is with customers located within the states of Utah, Idaho, Nevada, Arizona, Colorado and California and it has no foreign credits in its loan portfolio. Also, the Company does not have significant exposure to any individual customer or counterparty.

 NONPERFORMING ASSETS

  Nonperforming assets include nonaccrual loans, restructured loans and other real estate owned. Loans are generally placed on nonaccrual status when the loan is 90 days or more past due as to principal or interest, unless the loan is in the process of collection and well-secured. Consumer loans are not placed on a nonaccrual status, inasmuch as they are generally charged off when they become 120 days past due. Loans are restructured to provide a reduction or deferral of interest or principal payments when the financial condition of the borrower deteriorates and requires that the borrower be given temporary or permanent relief from the original contractual terms of the credit. Other real estate owned is primarily acquired through or in lieu of foreclosure on credits secured by real estate.

  The Company's nonperforming assets were $16 million on December 31, 1997, up from $14 million on December 31, 1996. Such nonperforming assets as a percentage of net loans and leases, other real estate owned and other nonperforming assets were 0.33% on December 31, 1997, as compared to 0.36% on December 31, 1996.

  Accruing loans past due 90 days or more totaled $10 million on December 31, 1997, up from $4 million on December 31, 1996. These loans equaled 0.20% of net loans and leases on December 31, 1997, as compared to 0.09% on December 31, 1996.

  No loans were considered potential problem loans on December 31, 1997 or 1996. Potential problem loans are defined as loans presently on accrual and not contractually past due 90 days or more and not restructured, but about which management has serious doubt as to the future ability of the borrower to comply with present repayment terms and which may result in the reporting of the loans as nonperforming assets.

  The Company's total recorded investment in impaired loans, in accordance with Financial Accounting Standard statements and included in nonaccrual loans and leases, amounted to $7.1 million and $7.8 million on December 31, 1997 and 1996, respectively. The Company considers a loan to be impaired when the accrual of interest has been discontinued and the loan meets other criteria under the statements. The amount of the impairment is measured based on the present value of expected cash flows, the observable market price of the loan or the fair value of the collateral. Impairment losses are included in the allowance for loan losses through a provision for loan losses. Included in the allowance for loan losses on December 31, 1997 and 1996 is a required allowance of $0.046 million and $0.025 million respectively, on $0.3 million and $1.0 million, respectively, of the recorded investment in impaired loans.

  The following table sets forth the composition of nonperforming assets at December 31 for the years indicated.

                                                         DECEMBER 31,
                                                   ----------------------------
                                                   1993  1994  1995  1996  1997
                                                   ----  ----  ----  ----  ----
                                                    (DOLLARS IN MILLIONS)
Nonaccrual loans.................................  $ 24  $ 14  $ 11  $ 13  $ 12
Restructured loans...............................     4     1   --      1     1
Other nonperforming assets.......................     3     4     2   --      3
                                                   ----  ----  ----  ----  ----
  Total..........................................  $ 31  $ 19  $ 13  $ 14  $ 16
                                                   ====  ====  ====  ====  ====
Nonperforming assets to net loans* and leases and
 nonperforming assets............................  1.23% 0.79% 0.41% 0.36% 0.33%
Accruing loans past due 90 days or more..........  $ 11  $  3  $  5  $  4  $ 10
Accruing loans past due 90 days or more to net
 loans* and leases...............................  0.44% 0.13% 0.17% 0.09% 0.20%

--------
*Includes loans held for sale.

 ALLOWANCE FOR LOAN LOSSES

  The Company's allowance for loan losses was 1.65% of net loans and leases on December 31, 1997 compared to 2.00% on December 31, 1996. Net charge-offs in 1997 were $8.0 million, or 0.19% of average loans and leases, compared to net charge-offs of $3.8 million, or 0.11% of average net loans and leases in 1996.

  The allowance as a percentage of nonaccrual loans and restructured loans was 638.84% on December 31, 1997, compared to 566.35% on December 31, 1996. The allowance, as a percentage of nonaccrual loans and accruing loans past due 90 days or more, was 368.32% on December 31, 1997, compared to 472.14% on December 31, 1996.

  On December 31, 1997 and 1996, the allowance for loan losses included allocations of $8.9 million and $6.2 million, respectively, related to commitments to extend credit on loans and standby letters of credit. Commitments to extend credit on loans and standby letters of credit on December 31, 1997 and 1996 totaled $2,534 million and $2,076 million, respectively. The Company's actual future credit exposure is much lower than the contractual amounts of the commitments because a significant portion of the commitments is expected to expire without being drawn upon.

  In analyzing the adequacy of the allowance for loan and lease losses, management utilizes a comprehensive loan grading system to determine risk potential in the portfolio, and considers the results of independent internal and external credit review, historical charge-off experience and changes in the composition and volume of the portfolio. Other factors, such as general economic conditions and collateral values, are also considered. Larger problem credits are individually evaluated to determine appropriate reserve allocations. Additions to the allowance are based upon the resulting risk profile of the portfolio developed through the evaluation of the above factors.

  The following table shows the change in the allowance for losses for each year indicated.

                                        AT OR FOR THE YEAR ENDED DECEMBER
                                                       31,
                                        ---------------------------------------
                                         1993     1994    1995    1996    1997
                                        ------   ------  ------  ------  ------
                                              (DOLLARS IN MILLIONS)
Loans* and leases (net of unearned
 income)..............................  $2,486   $2,391  $3,068  $3,837  $4,872
                                        ======   ======  ======  ======  ======
Average loans* and leases outstanding
 (net of unearned income).............  $2,222   $2,575  $2,663  $3,432  $4,342
                                        ======   ======  ======  ======  ======
Allowance for possible losses:
  Balance at beginning of year........  $   59   $   69  $   67  $   73  $   77
  Allowance of companies acquired.....       1        1       6       3       5
  Provision charged against earnings..       3        2       3       5       6
  Loans and leases charged off........      (9)     (12)     (9)    (10)    (14)
  Recoveries..........................      14        7       6       6       6
                                        ------   ------  ------  ------  ------
  Net loan and lease (charge-offs)
   recoveries.........................       5       (5)     (3)     (4)     (8)
                                        ------   ------  ------  ------  ------
Balance at end of year................  $   68   $   67  $   73  $   77  $   80
                                        ======   ======  ======  ======  ======
Ratio of net charge-offs (recoveries)
 to average loans and leases..........   (0.23)%   0.19%   0.10%   0.11%   0.19%
Ratio of allowance for possible losses
 to loans and leases..................    2.75%    2.80%   2.39%   2.00%   1.65%
Ratio of allowance for possible losses
 to nonperforming loans...............  250.13%  471.89% 660.17% 566.35% 638.84%
Ratio of allowance for possible losses
 to nonaccrual loans and accruing
 loans past due 90 days or more.......  200.27%  401.88% 453.76% 472.14% 368.32%

--------
*Includes loans held for sale.

 LIQUIDITY RISK MANAGEMENT

  The Company manages its liquidity to provide adequate funds to meet its financial obligations, including withdrawals by depositors and debt service requirements as well as to fund customers' demand for credit. Liquidity is primarily provided by the regularly scheduled maturities of the Company's investment and loan portfolios. Management of the maturities of these portfolios is an important source of medium- to long-term liquidity. The Company's ability to raise funds in the capital markets through the securitization process allows it to meet funding needs at a reasonable cost.

  To meet the Company's short-term liquidity needs, on December 31, 1997 the Company had cash, money market investments and liquid securities net of short-term or "purchased" liabilities and foreign deposits, of $2.0 billion or 32.2% of core deposits. The Company's core deposits, consisting of demand, savings, money market and time deposits under $100,000, constituted 91.4% of total deposits at year-end.

  The Company's cash requirements consist primarily of debt service, dividends to shareholders, operating expenses, income taxes and share repurchases. The Company's cash needs are routinely met through dividends from subsidiaries, proportionate shares of current income taxes, management and other fees, unaffiliated bank lines and debt issuance.

  At January 1, 1998, $60.9 million of dividend capacity was available from subsidiaries to pay to the Company without having to obtain regulatory approval. During 1997, dividends from subsidiaries were $98.7 million. In October 1997, the Company issued a $50 million senior note to a third party in a private transaction. The note matures in October 1999. At December 31, 1997, the Company had revolving credit facilities with two banks totaling $50 million. On that date, the balance outstanding on these bank lines was $44 million.

 MARKET RISK MANAGEMENT

  Market risk is the possibility that changes in interest rates or equity securities prices will impair the fair value of the Company's financial instruments. The Company has an Asset/Liability Committee which measures and reviews the market risk of the Company and establishes policies and procedures to limit its exposure to changes in interest rates. These policies are reviewed and approved by the boards of directors of the Company and the Company's subsidiary banks.

  Interest rate risk is the most significant market risk regularly undertaken by the Company. This risk is monitored through the use of three complementary measurement methods: equity duration, income simulation and gap analysis. Equity duration is the residual average life of the Company's equity determined by subtracting the weighted average life of the discounted expected cash flows of its liabilities from its assets. Income simulation is an estimate of the net interest income which would be recognized under different rate environments. Gap analysis compares the amount of assets which mature or are subject to an interest rate reset during a specified period to the amount of liabilities with similar rate change characteristics.

  At year-end, the equity duration of the Company was estimated to be 1.3 years. A 200 basis point immediate increase in rates was estimated to increase the duration of equity to 5.2 years. Conversely, an immediate decrease in rates of similar magnitude was estimated to decrease the duration of equity to
0.2 years. The Company's policy requires that all three of these measures be between 0 and 7 years.

  For income simulation, the Company's policy requires that net interest income not be expected to decline by more than 10% during one year if rates rise or fall by 200 basis points during the period. At year-end, net interest income was expected to decline by 0.23% during 1998 in a rising rate environment relative to projected net interest income in a stable rate environment. If rates declined by

200 basis points during 1998, net interest income was forecasted to be 1.25% lower than if rates were stable. Net interest income was expected to be modestly lower in either a rising or declining rate scenario for a variety of factors, including management's assumptions regarding loan and deposit pricing, security and loan prepayments and changes in relationships between market rates.

  Management exercises its best judgment in making assumptions regarding loan and security prepayments, early deposit withdrawals and other non-controllable events in managing the Company's exposure to changes in interest rates. The interest rate risk position is actively managed and changes daily as the interest rate environment changes; therefore, positions at the end of any period may not be reflective of the Company's position in any subsequent period.

  At year end, the one year gap for the Company was negative $312.6 million; i.e., the $6,024 million of assets that mature or reprice during 1998 was less than the $5,750 million of liabilities and the $586 million net effect of off-balance sheet swaps that mature or reprice during the same period. This gap represented 3.3% of total assets. Details of the repricing characteristics of the balance sheet as of year-end are presented in the accompanying table. The Company does not have policy limits regarding its gap position.

                    MATURITIES AND INTEREST RATE SENSITIVITY
                              ON DECEMBER 31, 1997

                                       AFTER
                                       THREE     AFTER ONE
                           WITHIN      MONTHS     YEAR BUT
                           THREE     BUT WITHIN    WITHIN   AFTER FIVE  NOT RATE
                           MONTHS     ONE YEAR   FIVE YEARS   YEARS     SENSITIVE    TOTAL
                          --------   ----------  ---------- ----------  ---------   --------
                                             (DOLLARS IN MILLIONS)
USES OF FUNDS
Earning Assets:
  Interest-bearing
   deposits.............  $    7.6    $   19.2    $   35.0   $    0.1        --     $   61.9
  Federal funds sold....     402.9         --          --         --         --        402.9
  Security resell
   agreements...........     349.3         --          --         --         --        349.3
  Securities:
   Held to maturity.....     843.6       433.3       507.2      358.6        --      2,142.7
   Available for sale...     194.2        50.7       121.2      119.6        --        485.7
   Trading account......      83.7         --          --         --         --         83.7
  Loans and leases......   3,033.5       605.6       987.6      245.0        --      4,871.7
Non-earning assets......       --          --          --         --    $1,123.9     1,123.9
                          --------    --------    --------   --------   --------    --------
     Total uses of
      funds.............  $4,914.8    $1,108.8    $1,651.0   $  723.3   $1,123.9    $9,521.8
                          ========    ========    ========   ========   ========    ========
SOURCES OF FUNDS
Interest-bearing
 deposits and
 liabilities:
  Savings and money
   market deposits......  $2,100.5    $   23.7    $   65.9   $1,288.2        --     $3,478.3
  Time deposits under
   $100,000.............     273.1       479.6       247.4        1.6        --      1,001.7
  Time deposits over
   $100,000.............     148.8       199.2        60.8        --         --        408.8
  Foreign...............     183.0         --          --         --         --        183.0
  Securities sold, not
   yet purchased........      45.1         --          --         --         --         45.1
  Federal funds
   purchased............     294.1         --          --         --         --        294.1
  Security repurchase
   agreements...........     976.7         --          --         --         --        976.7
  FHLB advances and
   other borrowings:
   Less than one year...      59.9         --          --         --         --         59.9
   Over one year........      36.5        51.8        14.0      108.4        --        210.7
  Long-term debt........       --          0.1        50.4      208.0        --        258.5
Noninterest-bearing
 deposits...............     877.8         --          --         --    $  904.9     1,782.7
Other liabilities.......       --          --          --         --       166.8       166.8
Shareholders' equity....       --          --          --         --       655.5       655.5
                          --------    --------    --------   --------   --------    --------
     Total sources of
      funds.............  $4,995.5    $  754.4    $  438.5   $1,606.2   $1,727.2    $9,521.8
                          ========    ========    ========   ========   ========    ========
Off-balance sheet items
 affecting interest rate
 sensitivity............  $ (661.3)   $   75.0    $  578.1   $    8.2        --          --
Interest rate
 sensitivity gap........    (742.0)      429.4     1,790.6     (874.7)  $ (603.3)        --
Percent of total assets.      (7.8)%       4.5%       18.8%      (9.2)%     (6.3)%       --
Cumulative interest rate
 sensitivity gap........  $ (742.0)   $ (312.6)   $1,478.0   $  603.3        --          --
Cumulative as a % of
 total assets...........      (7.8)%      (3.3)%      15.5%       6.3%       --          --

  The Company, through the management of maturities and repricing of its assets and liabilities and the use of off-balance sheet arrangements, including interest rate caps, floors, futures, options and exchange agreements, attempts to manage the effect on net interest income of changes in interest rates. The prime lending rate is the primary basis used for pricing the Company's loans and the 91-day Treasury bill rate is the index used for pricing many of the Company's deposits. The Company, however, is unable to economically hedge the prime/T-bill spread risk through the use of derivative financial instruments. For a further discussion and information regarding off-balance sheet financial contracts, refer to Notes 1, 13 and 19 to the Financial Statements.

 YEAR 2000

  A number of electronic systems utilize a two-digit field for year references (e.g., 98 instead of 1998). Such systems may determine the year 2000, if represented as "00", to be "98" years ago rather than two years hence. The Company is in the process of modifying or replacing certain computer software and hardware and other systems to ensure proper processing of transactions after 1999. The Company is also in contact with external service providers to ascertain that their systems, upon which the Company depends, will also be upgraded, if necessary.

  The Company anticipates that all of its major systems for which it conducts its own processing, including those associated with recently acquired subsidiaries, will be compliant with Year 2000 processing by the end of 1998. The Company believes that all of its third-party service providers will also be compliant by the end of 1998, except for its trust and mortgage processing systems, which it believes will be compliant by the end of the first quarter of 1999.

  A review is also being undertaken of the Company's other systems to confirm proper functionality after 1999, including security cameras, alarm systems, voice mail and elevators, among others. Finally, the Company inquires about Year 2000 preparedness being undertaken by its customers to which it has significant credit exposure. The Company estimates that the cumulative incremental cost it will incur to address the Year 2000 issue is approximately $3 million. The cost estimate excludes the expense outlays the Company is making to replace its processing systems in the ordinary course of business to improve its products and services. Many of these new systems also correct deficiencies that the Company's present software has in processing transactions after 1999. The preponderance of this expense will be recognized in 1998.

                                   BUSINESS

THE COMPANY

  Zions, headquartered in Salt Lake City, Utah, is the sixth largest bank holding company based in the western United States. Zions has grown rapidly over the last five years through continued penetration of existing markets and through the acquisition of profitable community banks in high economic growth markets. As of March 31, 1998, Zions had total assets of $10.6 billion, total deposits of $7.8 billion and total shareholders' equity of $724 million. Through its banking subsidiaries Zions operated 253 branches in the states of Arizona, California, Colorado, Idaho, Nevada, New Mexico and Utah as of March 31, 1998.

  The Company's community banks differentiate themselves from the competition by providing a high level of service and responsiveness to customers, while offering the broader product array and more efficient cost structure usually associated with a much larger bank. The Company's banks operate with strong local management, substantial local decision-making authority and, in general, a localized brand identity. While executing its strategy to aggressively grow its operations in its current markets and to opportunistically expand into high economic growth regions, the Company has begun to centralize back-office and staff functions for all of its subsidiary banks to improve operating efficiency and reduce administrative burden. The Company supplements its core community banking business by providing specialized financial services.

  The Company grew substantially in 1997 expanding its geographic scope of its operations, while at the same time achieving record financial performance. In 1997, net income increased to $122.4 million, or $1.89 per diluted share, representing increases of 13.9% and 12.5%, respectively, over the amounts for 1996. In addition, operating cash earnings per common share increased to $2.01 for 1997, an increase of 16.9% over the $1.72 for 1996. Finally, the Company's return on average shareholders' equity and operating cash return on average shareholders' equity were 19.88% and 25.34%, respectively, for 1997, compared to 20.95% and 23.26%, respectively, for 1996.

  In 1997, Zions made acquisitions that expanded its banking operations into new markets, broadening its primary market area to the seven western states of Arizona, California, Colorado, Idaho, Nevada, New Mexico and Utah. In total, Zions announced 13 acquisitions during 1997 and the first quarter of 1998, including that of Sumitomo, Zions' largest acquisition to date.

RECENT DEVELOPMENTS; SUMITOMO ACQUISITION

  On March 25, 1998, the Company announced that it had entered into a definitive agreement to acquire Sumitomo. In addition to significantly expanding the Company's California banking operations and distribution network, the Sumitomo Acquisition will represent Zions' first entry into the Los Angeles and San Francisco markets. The Company intends to combine Sumitomo with its California subsidiaries, Grossmont Bank and First Pacific, upon consummation of the Sumitomo Acquisition. Such combination will result in the fifth largest commercial bank in California, with 71 branches and assets of over $6 billion, and will be managed by Robert G. Sarver, the chairman of Grossmont Bank and a director of Zions. Subject to regulatory and shareholder approval, the Sumitomo Acquisition is expected to close in the third quarter of 1998.

  In order to provide an appropriate incentive to Mr. Sarver to expand the Company's California banking operations and distribution network, Zions intends to enter into an agreement with Mr. Sarver pursuant to which Mr. Sarver will serve as the chief executive officer of the California Subsidiary to be created from the combination of Grossmont Bank, Sumitomo and First Pacific. Moreover, pursuant to such proposed agreement, Zions will sell to Mr. Sarver, individually, and to a limited partnership of which Mr. Sarver is the general partner, approximately 5% of the equity interest in the California Subsidiary for its cost basis, or approximately $32 million. The limited partners of the limited partnership include, among others, individuals who are currently senior officers of Grossmont Bank and who will be senior officers of the California Subsidiary.

  Pursuant to such proposed agreement, Zions will also finance a portion of the investment being made by Mr. Sarver. Zions will lend to Mr. Sarver approximately $14.5 million, which loan will be non-recourse to Mr. Sarver and will be secured by the 2.5% equity interest in the California Subsidiary held by Mr. Sarver and by 200,000 shares of Common Stock owned by Mr. Sarver. Such loan will bear interest at 200 basis points over the five-year U.S. treasury rate, compound annually and be payable at maturity in 2003. At such time, for a period of 90 days, Mr. Sarver and the limited partnership will have the right to put to Zions their equity interest in the California Subsidiary at a price to be determined by Mr. Sarver and Zions at such time. See Notes to Unaudited Pro Forma Condensed Combined Financial Information.

  Zions believes that the above-mentioned transaction will benefit the Company by providing a direct incentive to Mr. Sarver and other employees of the California Subsidiary to aggressively grow the California franchise. Zions also believes that the above-mentioned transaction will be based on terms as fair to the Company as those which would have been available in arm's-length negotiations.

  Two shareholders of Sumitomo have filed lawsuits, each seeking to enjoin the Sumitomo Acquisition. Counsel representing Sumitomo has advised the Company that it believes that such lawsuits are without merit. The Sumitomo Bank, Limited has agreed to indemnify the Company and the California Subsidiary in connection with certain matters, including any losses in connection with such litigation.

  In addition, the Company has recently acquired three bank holding companies. On May 22, 1998, Zions consummated the acquisition of FP in Escondido, California. In addition, on June 1, 1998, the Company consummated the SBT Merger and the Routt Merger. The Company has also recently entered into several other definitive merger agreements. On May 8, 1998, the Company announced that it had entered into a definitive agreement with Kersey pursuant to which Kersey will be merged with and into the Company and on May 15, 1998, the Company announced that it had entered into a definitive agreement with Mountain pursuant to which Mountain will be merged with and into the Company. At March 31, 1998, SBT, Routt and Kersey had assets of $97 million, $102 million and $145 million, respectively, and operated two, two and seven branches in the state of Colorado, respectively, and at December 31, 1997, Mountain had assets of $85 million and operated two branches in Colorado. Subject to regulatory and shareholder approval, the Kersey Merger and the Mountain Merger are expected to close in the third quarter of 1998. Finally, on May 14, 1998, the Company announced that it had entered into a definitive agreement with Commerce pursuant to which Commerce will be merged with and into the Company. The Commerce Merger, which, subject to regulatory and shareholder approval, is expected to close in the third quarter of 1998, will represent Zions' first entry into the state of Washington and the Seattle market. At March 31, 1998, Commerce had assets of $330 million and operated one branch in Seattle.

BUSINESS STRATEGY

  The Company's community banks differentiate themselves from the competition by providing a high level of customer service and responsiveness to customers, while at the same time offering the broader product array and more efficient cost structure usually associated with a much larger bank. The Company has used this strategy to aggressively grow in its current markets and to opportunistically expand into high economic growth markets. The Company's banks operate with strong local management, substantial local decision-making authority and, in general, a localized brand identity. While executing its strategy to aggressively grow its operations in its current markets and to opportunistically expand into high economic growth regions, the Company has begun to centralize back-office and staff functions for all of its subsidiary banks to improve operating efficiency and reduce administrative burden. In addition, the Company has centralized risk management and the approval of credit policy to achieve further efficiencies and to appropriately manage risk.

  The Company believes that its business strategy provides a meaningful competitive advantage, which it believes has been a significant factor in its ability to maintain loan and deposit growth rates in excess of the economic growth rates of the markets in which it conducts business.

  The Company has opportunistically expanded its banking market into contiguous high-growth areas in the western United States through mergers and acquisitions, which have been immediately accretive to earnings. The Company has found that many community banks consider its strategy and management style attractive and, consequently, consider Zions to be a business partner of choice.

  The Company enhances its core community banking strategy and improves shareholder returns generated from the provision of traditional banking services in its targeted high growth markets through specialized financial services which it believes have attractive growth prospects nationwide, including the following:

  . Small Business Administration lending programs. As a designated "preferred lender", the Company originates SBA loans in 31 of the 65 markets identified by the SBA nationwide. In the aggregate, the Company was one of the largest 504 program lenders and the eighth largest 7(a) program lender in the United States in 1997.

  . Financial services for municipalities. The Company provides a variety of services for municipalities, including credit, cash management and financial advisory services. In part as a result of its acquisitions of Howarth & Associates in Las Vegas and Kelling, Northcross, & Nobriega in Oakland, the Company is the eighth largest municipal financial advisor as measured by the number of deals in the nation. In December 1997, a subsidiary of ZFNB became the first subsidiary of a bank authorized to underwrite municipal revenue bonds in the United States. The subsidiary underwrote its first revenue bond in April 1998.

  . Secure legal and financial transactions over the Internet. Digital Signature Trust Company ("DST"), provides digital certificate authority and repository functions that facilitate electronic transactions by enabling the authentication of digital signatures. ZNFB received approval from the Office of the Comptroller of the Currency ("OCC") to establish and operate DST as a subsidiary, subject to certain conditions, in January 1998. DST was the first and, to the knowledge of ZNFB, is still the only company of its kind to have received approval to conduct its business as a bank operating subsidiary.

  . Farmer Mac products and services. The Company is a large shareholder of, and one of two primary servicers for, Farmer Mac. The Company believes that as a government-sponsored enterprise with expanded powers granted by Congress in 1996, Farmer Mac is well-positioned to underwrite a significantly larger portion of agricultural property than it has in previous years.

OPERATIONS

 THE BANKING SUBSIDIARIES

  The Company's banks provide a wide variety of commercial and retail banking and mortgage-lending financial services. Commercial loans, lease financing, cash management, lockbox, customized draft processing, and other special financial services are provided for business and other commercial banking customers. A wide range of personal banking services are provided to individuals, including bankcard, student and other installment loans and home equity lines of credit, checking accounts, savings accounts, time certificates of various types and maturities, trust services and safe deposit facilities. In addition, direct deposit of payroll, social security and various other government checks are offered. Automated teller machines provide 24-hour access and availability to customers' accounts and to many consumer banking services through statewide, regional, and nationwide ATM networks. Customer transactions are processed through the Company's ATMs, point-of-sale terminals, and ATMs operated by other financial institutions.

  The following table sets forth, as of March 31, 1998, and with respect to each state in which the Company operates banking subsidiaries, the total number of traditional branches, the total number of grocery store banking centers, the total number of branches (including the number of grocery store banking centers) and the amount of deposits:

                                                  GROCERY
                                                   STORE
                                      TRADITIONAL BANKING  TOTAL
   STATE                               BRANCHES   CENTERS BRANCHES   DEPOSITS
   -----                              ----------- ------- --------   --------
                                                                   (IN MILLIONS)
   Utah..............................      77       39      116       $ 3,732
   Nevada............................      21       19       40           852
   Arizona...........................      31       --       31         1,205
   Idaho.............................      14        2       16             *
   Colorado..........................      32        2       34         1,158
   California........................      15       --       15           852
   New Mexico........................       1       --        1             *

--------
*  Amounts included with ZFNB (Utah) and Colorado banks, respectively.

  ZFNB in Utah has developed special packages of financial services designed to meet the financial needs of particular market niches. ZFNB has also established a Private Banking group to service the financial needs of wealthy individuals; an Executive Banking program to service the needs of corporate executives of commercial clients, and an Affinity program which offers discounted financial services to employees of commercial accounts on a group basis. ZFNB has also developed a series of products geared to the lower-income customer, including the Flex Loan (a low-income personal loan), and several low-income housing programs.

  ZFNB offers an electronic bill paying service activated through a touch tone telephone. Home banking products are available on the VISA(R) platform, using Quicken(R), Microsoft Money(R) and Macintosh(R) personal financial management software programs, and over the Internet, which allows retail customers to use home computers to access and transfer account balances, pay bills and maintain and reconcile accounts. Zions Bank also electronically delivers benefits for the state of Utah through the use of an electronic card system "Utah Horizon EBT" at statewide merchant locations. "Reddi-Banker", an interactive video banking platform, allows customers to obtain product information, open deposit accounts, obtain loans, buy insurance and purchase investment products.

  ZFNB is one of 37 U.S. Government Securities dealers designated as a primary dealer by the Federal Reserve Bank of New York. Zions is also a major underwriter and distributor of municipal securities, federal agency securities and specialized securities such as the government-guaranteed portions of SBA loans. Zions' Capital Markets group provides executable quotes on odd-lot government and agency securities via Bloomberg and the Internet. Zions also provides financial advisory services to municipalities and other public entities.

  Through Zions Small Business Finance division, ZFNB provides SBA 7(a) loans to small businesses throughout the United States. ZFNB's SBA 504 department works with Certified Development Companies and correspondent banks throughout the country, providing the nation's largest source of secondary market financing for this loan program. Zions Agricultural Finance, a new division, specializes in originating, underwriting, and servicing long-term farm and ranch loans.

  ZFNB provides correspondent banking services such as cash letter processing, wire services, federal funds facilities and loan participations. ZFNB's International Banking Department issues letters of credit and handles foreign exchange transactions for customers, but it does not take a trading position in foreign exchange. ZFNB's Grand Cayman branch accepts Eurodollar deposits from qualified customers. Zions' banking subsidiaries, however, do not engage in any foreign lending.

  ZFNB, Nevada State Bank and National Bank of Arizona have established trust divisions. Clients in Utah, Nevada, Arizona and Colorado are offered a variety of fiduciary services ranging from the administration of estates and trusts to the management of funds held under pension and profit sharing plans. They also offer custodian, portfolio, and management services. The trust division of ZFNB also acts as fiscal and payment agent, transfer agent, registrar and trustee under corporate and trust indentures for corporations, governmental bodies and public authorities.

 OTHER SUBSIDIARIES

  The Company conducts various other bank-related business activities through subsidiaries owned by ZFNB and subsidiaries of the Company. Zions Mortgage Company, a subsidiary of ZFNB, conducts a mortgage banking operation in Utah, Nevada and Arizona. Zions Credit Corporation, a subsidiary of ZFNB, engages in lease origination and servicing operations primarily in Utah, Nevada, and Arizona. Zions Investment Securities, Inc. also a subsidiary of ZFNB, provides discount investment brokerage services on a nonadvisory basis to both commercial and consumer customers and recently won approval from the OCC to conduct municipal revenue bond underwriting activities. Personal investment officers employed by the discount brokerage subsidiary in many larger branch offices provide customers with a wide range of investment products, including municipal bonds, mutual funds and tax-deferred annuities. ZFNB's small business investment corporation, Wasatch Venture Corporation, provides early-stage capital, primarily for technology companies located in the West.

  Zions Life Insurance Company underwrites, as reinsurer, credit-related life and disability insurance. Zions Insurance Agency, Inc. operates an insurance brokerage business which administers various credit-related insurance programs in the Company's subsidiaries and sells general lines of insurance. The Company's insurance subsidiaries offer customers a full range of insurance products through licensed agents. The products include credit life products, collateral protection products, life policies, homeowners policies, property and casualty policies, and commercial business owner type policies. Cash Access, Inc. provides an ATM network for cash dispensing ATMs to be installed in convenience stores, service stations, hotels and other businesses. Zions Data Service Company provides data processing services to all subsidiaries of the Company.

SUPERVISION AND REGULATION

  Bank holding companies and banks are extensively regulated under both federal and state law. The information contained in this section summarizes portions of the applicable laws and regulations relating to the supervision and regulation of the Company and its subsidiaries. These summaries do not purport to be complete, and they are qualified in their entirety by reference to the particular statutes and regulations described. Any change in applicable law or regulation may have a material effect on the business and prospects of the Company and its subsidiaries.

 BANK HOLDING COMPANY REGULATION

  The Company is a bank holding company within the meaning of the Bank Holding Company Act and is registered as such with the Federal Reserve Board. Under the current terms of that Act, activities of the Company, and those of companies which it controls or in which it holds more than 5% of the voting stock, are limited to banking or managing or controlling banks or furnishing services to or performing services for its subsidiaries, or any other activity which the Federal Reserve Board determines to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. In making such determinations, the Federal Reserve Board is required to consider whether the performance of such activities by a bank holding company or its subsidiaries can reasonably be expected to produce benefits to the public such as greater convenience, increased competition or gains in efficiency that outweigh the possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest or unsound banking practices.

  Bank holding companies, such as the Company, are required to file with the Federal Reserve Board certain reports and information and are required to obtain prior approval of the Board to engage in a new activity or to acquire more than 5% of any class of voting stock of any company. Pursuant to the Riegle-Neal Interstate Branching and Efficiency Act of 1994 (the "Riegle-Neal Act"), subject to approval by the Federal Reserve Board, bank holding companies are authorized to acquire either control of, or substantial assets of, a bank located outside the bank holding company's home state. These acquisitions are subject to limitations which are mentioned under "-- Interstate Banking" below. The Riegle-Neal Act reaffirms the right of states to segregate and tax separately incorporated subsidiaries of a bank or bank holding company. The Riegle-Neal Act also affects interstate branching and mergers.

  The Federal Reserve Board has authorized the acquisition and control by bank holding companies of savings and loan associations and certain other savings institutions without regard to geographic restrictions applicable to acquisition of shares of a bank.

  The Federal Reserve Board is authorized to adopt regulations affecting various aspects of the operation of bank holding companies. Pursuant to the general supervisory authority of the BHCA and directives set forth in the International Lending Supervision Act of 1983, the Federal Reserve Board has adopted capital adequacy guidelines prescribing both risk-based capital and leverage ratios.

 REGULATORY CAPITAL REQUIREMENTS

  RISK-BASED CAPITAL GUIDELINES. The Federal Reserve Board has established risk-based capital guidelines for bank holding companies. The guidelines define Tier I Capital and Total Capital. Tier I Capital consists of common and qualifying preferred shareholders' equity and minority interests in equity accounts of consolidated subsidiaries, less goodwill and 50% (and in some cases up to 100%) of investment in unconsolidated subsidiaries. Total Capital consists of Tier I Capital plus qualifying mandatory convertible debt, perpetual debt, certain hybrid capital instruments, certain preferred stock not qualifying as Tier I Capital, subordinated and other qualifying term debt up to specified limits and a portion of the allowance for credit losses, less investments in unconsolidated subsidiaries and in other designated subsidiaries or other associated companies at the discretion of the Federal Reserve Board, certain intangible assets, a portion of limited-life capital instruments approaching maturity and reciprocal holdings of banking organizations' capital instruments. The Tier I component must constitute at least 50% of qualifying Total Capital.

  Risk-based capital ratios are calculated with reference to risk-weighted assets, which include both on-balance sheet and off-balance sheet exposures. The risk-based capital framework contains four risk-weighted categories for bank holding company assets--0%, 20%, 50%, and 100%. Zero percent risk-weighted assets include, generally, cash and balances due from Federal Reserve Banks, and obligations unconditionally guaranteed by the U.S. government or its agencies. Twenty percent risk-weighted assets include, generally, claims on U.S. Banks and obligations guaranteed by U.S. government sponsored agencies as well as general obligations of states or other political subdivisions of the United States. Fifty percent risk-weighted assets include, generally, loans fully secured by first liens on one-to-four family residential properties, subject to certain conditions. All assets not included in the foregoing categories are assigned to the 100% risk-weighted category, including loans to commercial and other borrowers. As of year-end 1992, the minimum required ratio for qualifying Total Capital became 8%, of which at least 4% must consist of Tier I Capital. At March 31, 1998, the Company's Tier I and Total Capital ratios were 11.73% and 13.62%, respectively.

  The current risk-based capital ratio analysis establishes minimum supervisory guidelines and standards. It does not evaluate all factors affecting an organization's financial condition. Factors which are not evaluated include (i) overall interest rate exposure; (ii) quality and level of earnings; (iii) investment or loan portfolio concentrations; (iv) quality of loans and investments; (v) the effectiveness of loan and investment policies; (vi) certain risks arising from nontraditional activities; and
(vii) management's overall ability to monitor and control other financial and operating risks, including the risks presented by concentrations of credit and nontraditional activities. The capital adequacy assessment of federal bank regulators will, however, continue to include analyses of the foregoing considerations and in particular, the level and severity of problem and classified assets. Market risk of a banking organization--risk of loss stemming from movements in market prices--is not evaluated under the current risk-based capital ratio analysis (and is therefore analyzed by the bank regulators through a general assessment of an organization's capital adequacy) unless trading activities constitute 10% or $1 billion or more of the assets of such organization. Such an organization (unless exempted by the banking regulators) and certain other banking organizations designated by the banking regulators must, beginning on or before January 1, 1998, include in its risk-based capital ratio analysis charges for, and hold capital against, general market risk of all positions held in its trading account and of foreign exchange and commodity positions wherever located, as well as against specific risk of debt and equity positions located in its trading account. Currently, the Company and its bank subsidiaries are not required to include a risk-based capital charge for its market risk.

  MINIMUM LEVERAGE RATIO. The Federal Reserve Board has adopted capital standards and leverage capital guidelines that include a minimum leverage ratio of 3% Tier I Capital to adjusted average total assets (the "leverage ratio"). The leverage ratio is used in tandem with a risk-based ratio of 8% that took effect at the end of 1992.

  The Federal Reserve Board has emphasized that the leverage ratio constitutes a minimum requirement for well-run banking organizations having well-diversified risk, including no undue interest rate exposure, excellent asset quality, high liquidity, good earnings and a composite rating of 1 under the Interagency Bank Rating System. Banking organizations experiencing or anticipating significant growth, as well as those organizations which do not exhibit the characteristics of a strong, well-run banking organization described above, will be required to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the Federal Reserve Board has indicated that it will consider a "tangible Tier I Capital Leverage Ratio" (deducting all intangibles) and other indices of capital strength in evaluating proposals for expansion or new activities. At March 31, 1998, the Company's Tier I leverage ratio was 6.89%.

  OTHER ISSUES AND DEVELOPMENTS RELATING TO REGULATORY CAPITAL. Pursuant to such authority and directives set forth in the International Lending Supervision Act of 1983, the OCC, the Federal Deposit Insurance Corporation ("FDIC") and the Federal Reserve Board have issued regulations establishing the capital requirements for banks under federal law. The regulations, which apply to the Company's banking subsidiaries, establish minimum risk-based and leverage ratios which are substantially similar to those applicable to the Company. As of March 31, 1998, the risk-based and leverage ratios of each of the Company's banking subsidiaries exceeded the minimum requirements.

  The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") requires the federal banking regulators to take "prompt corrective action" in respect of banks that do not meet minimum capital requirements and imposes certain restrictions upon banks which meet minimum capital requirements but are not "well capitalized" for purposes of FDICIA. FDICIA established five capital tiers: "well capitalized", "adequately capitalized", "undercapitalized", "significantly undercapitalized" and "critically undercapitalized". Implementing regulations adopted by the federal banking agencies define the corrective action by the federal banking agencies. A bank may be placed in a capitalization category that is lower than is indicated by its capital position if it receives an unsatisfactory examination rating with respect to certain matters.

  Failure to meet capital guidelines could subject a bank to a variety of restrictions and enforcement remedies. All insured banks are generally prohibited from making any capital distributions and from paying management fees to persons having control of the bank where such payments would cause the bank to be undercapitalized. Holding companies of significantly undercapitalized, critically undercapitalized and certain undercapitalized banks may be required to obtain the approval of the Federal Reserve Board before paying capital distributions to their shareholders. Moreover, a bank that is not well capitalized is generally subject to various restrictions on "pass through" insurance coverage for certain of its accounts and is generally prohibited from accepting brokered deposits and offering interest rates on any deposits significantly higher than the prevailing rate in its normal market area or nationally (depending upon where the deposits are solicited). Such banks and their holding companies are also required to obtain regulatory approval prior to their retention of senior executive officers.

  Banks which are classified undercapitalized, significantly undercapitalized or critically undercapitalized are required to submit capital restoration plans satisfactory to their federal banking regulator and guaranteed within stated limits by companies having control of such banks (i.e., to the extent of the lesser of five percent of the institution's total assets at the time it became undercapitalized or the amount necessary to bring the institution into compliance with all applicable capital standards as of the time the institution fails to comply with its capital restoration plan, until the institution is adequately capitalized on average during each of four consecutive calendar quarters), and are subject to regulatory monitoring and various restrictions on their operations and activities, including those upon asset growth, acquisitions, branching and entry into new lines of business and may be required to divest themselves of or liquidate subsidiaries under certain circumstances. Holding companies of such institutions may be required to divest themselves of such institutions or divest themselves of or liquidate nondepository affiliates under certain circumstances. Critically undercapitalized institutions are also prohibited from making payments of principal and interest on debt subordinated to the claims of general creditors as well as to the mandatory appointment of a conservator or receiver within 90 days of becoming critically undercapitalized unless periodic determinations are made by the appropriate federal banking agency, with the concurrence of the FDIC, that forbearance from such action would better protect the affected deposit insurance fund. Unless appropriate findings and certifications are made by the appropriate federal banking agency with the concurrence of the FDIC, a critically undercapitalized institution must be placed in receivership if it remains critically undercapitalized on average during the calendar quarter beginning 270 days after the date it became critically undercapitalized.

 OTHER REGULATORY AND SUPERVISORY ISSUES

  The depository institution subsidiaries are supervised and regularly examined by various federal and state regulatory agencies. Deposits, reserves, investments, loans, consumer law compliance, issuance of securities, payment of dividends, mergers and consolidations, electronic funds transfers, management practices and other aspects of operations are subject to regulation. In addition, numerous federal, state and local regulations set forth specific restrictions and procedural requirements with respect to the extension of credit, credit practices, the disclosure of credit terms, and discrimination in credit transactions. The various regulatory agencies, as an integral part of their examination process, periodically review the banking subsidiaries' allowances for loan losses. Such agencies may require the depository institution subsidiaries to recognize additions to such allowances based on their judgments using information available to them at the time of their examinations.

  Pursuant to FDICIA, the federal banking agencies have adopted regulations or guidelines prescribing standards for safety and soundness of insured banks and in some instances their holding companies, including standards relating to internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, fees and benefits, asset quality, earnings and stock valuation, as well as other operational and managerial standards deemed appropriate by the agencies. Upon a determination by a federal banking agency that an insured bank has failed to satisfy any such standard, the bank will be required to file an acceptable plan to correct the deficiency. If the bank fails to submit or implement an acceptable plan, the federal banking agency may, and in some instances must, issue an order requiring the institution to correct the deficiency, restrict its asset growth or increase its ratio of tangible equity to assets, or imposing other operating restrictions.

  FDICIA also contains provisions which, among other things, restrict investments and activities as principal by state nonmember banks to those eligible for national banks, impose limitations on deposit account balance determinations for the purpose of the calculation of interest, and require the federal banking regulators to prescribe, implement or modify standards for extensions of credit secured by liens on interests in real estate or made for the purpose of financing construction of a building or other improvements to real estate, loans to bank insiders, regulatory accounting and reports, internal control reports, independent audits, exposure on interbank liabilities, contractual arrangements under which institutions receive goods, products or services, deposit account-related disclosures and advertising as well as to impose restrictions on federal reserve discount window advances for certain institutions and to require that insured depository institutions generally be examined on-site by federal or state personnel at least once every 12 months.

  In connection with an institutional failure or FDIC rescue of a financial institution, the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 ("FIRREA") grants to the FDIC the right, in many situations, to charge its actual or anticipated losses against commonly controlled depository institution affiliates of the failed or rescued institution (although not against a bank holding company itself).

  The Community Reinvestment Act ("CRA") requires banks to help serve the credit needs in their communities, including credit to low and moderate income individuals and geographies. Should the Company or its subsidiaries fail to adequately serve the community, there are penalties which might be imposed. Corporate applications to expand branches, relocate, add subsidiaries and affiliates, and merge with or purchase other financial institutions could be denied. Community groups are encouraged through the regulation to protest applications for any bank subject to this regulation if they feel that the bank is not serving the credit needs of the community in which it serves. The Company and its subsidiaries have been deemed by regulators in the past to be adequately serving its communities.

  There are many other regulations requiring detailed compliance procedures which increase costs and require additional time commitments of employees. Regulators and the Congress continue to put in place rules and laws to protect consumers, which have a cumulative additional impact on the cost of doing business. At this point, management cannot completely assess how much earnings might be affected from these consumer laws.

  The nature of the banking and financial services industry, as well as banking regulation, may be further affected by various legislative and regulatory measures currently under consideration. The most important of such measures include legislation designed to permit increased affiliations between commercial and financial firms (including securities firms) and federally-insured banks, reduce regulatory burdens on financial institutions, and eliminate or revise the features of the specialized savings association charter. It is impossible to predict whether or in what form these proposals may be adopted in the future and, if adopted, what the effect of their adoption will be on the Company or its subsidiaries.

  In addition, cases are pending before federal and state courts that seek to expand or restrict interpretations of existing law and regulation affecting bank holding companies and their subsidiaries. It is not possible to predict the extent to which the Company and its subsidiaries may be affected by any of these initiatives.

 DEPOSIT INSURANCE ASSESSMENTS

  The insured bank subsidiaries of the Company are required to make quarterly deposit insurance assessment payments to the Bank Insurance Fund ("BIF"), and most savings associations to the Savings Associations Insurance Fund ("SAIF"), under a risk-based assessment system established by the FDIC. (In addition, certain banks must also pay deposit insurance assessments to the SAIF and certain savings associations, to the BIF alone or to both funds.) Under this system, each institution's insurance assessment rate is determined by the risk assessment classification into which it has been placed by the FDIC. The FDIC places each insured institution in one of nine risk assessment classifications based upon its level of capital and supervisory evaluations by its regulators:
"well-capitalized", "adequately capitalized" or "less than adequately capitalized" institutions, with each category of institution divided into subcategories of institutions which are either "healthy", of "supervisory concern" or of "substantial supervisory concern". Those institutions deemed weakest by the FDIC are subject to the highest assessment rates; those deemed strongest are subject to the lowest assessment rates. The FDIC establishes semi-annual assessment rates with the objective of enabling the affected insurance fund to achieve or maintain a statutorily-mandated target reserve ratio of 1.25% of insured deposits. In establishing assessment rates, the FDIC Board of Directors is required to consider (i) expected operating expenses, case resolution expenditures and income of the FDIC; (ii) the effect of assessments upon members' earnings and capital; and (iii) any other factors deemed appropriate by it.

  Until June 30, 1998, both BIF- and SAIF-assessable deposits will be subject to an assessment schedule providing for an assessment range of 0% to 0.27% (with intermediate rates of 0.03%, 0.10%, 0.17% and 0.24%, depending upon an institution's supervisory risk group). Both BIF and SAIF assessment rates are subject to semi-annual adjustment by the FDIC Board of Directors within a range of up to five basis points without public comment. The FDIC Board of Directors also possesses authority to impose special assessments from time to time.

  In addition to the payment of deposit insurance assessments, depository institutions are required to make quarterly assessment payments to the FDIC on both their BIF and SAIF assessable deposits which will be paid to the Financing Corporation to enable it to pay interest and certain other expenses on bonds which it issued pursuant to FIRREA to facilitate the resolution of failed savings associations. Pursuant to the Federal Home Loan Bank Act, the Financing Corporation, with the approval of the FDIC Board of Directors, establishes assessment rates based upon estimates of (i) expected operating expenses, case resolution expenditures and income of the Financing Corporation; (ii) the effect of assessments upon members' earnings and capital; and (iii) any other factors deemed appropriate by it. Additionally, the Financing Corporation is required to assess BIF-assessable deposits at a rate one-fifth the rate applicable to SAIF-assessable deposits until the first to occur of the merger of the BIF and SAIF funds or January 1, 2000. Assessment rates for the first semi-annual period of 1998 have been set at
1.256 basis points annually for Quarter 1 and 1.244 for Quarter 2 for BIF-assessable deposits, and 6.28 and 6.22 basis points annually, respectively, for SAIF-assessable deposits.

 INTERSTATE BANKING

  Existing laws and various regulatory developments have allowed financial institutions to conduct significant activities on an interstate basis for a number of years. During recent years, a number of financial institutions have expanded their out-of-state activities and various states and the Congress have enacted legislation intended to allow certain interstate banking combinations.

  The Riegle-Neal Act dramatically affects interstate banking activities. As discussed previously, the Riegle-Neal Act allows the Federal Reserve Board to approve the acquisition by a bank holding company of control or substantial assets of a bank located outside the bank holding company's home state. Since June 1, 1997, and earlier if permitted by applicable state law, an insured bank has been authorized to apply to the appropriate federal agency for permission to merge with an out-of-state bank and convert its offices into branches of the resulting bank unless its home state or the home state of the out-of-state bank had adopted qualifying legislation barring this form of interstate expansion by June 1, 1997.

  Interstate mergers authorized by the Riegle-Neal Act are subject to conditions and requirements, the most significant of which include adequate capitalization and management of the acquiring bank or bank holding company, existence of the acquired bank for up to five years before purchase where required under state law, existence of state laws that condition acquisitions on institutions making assets available to a "state-sponsored housing entity", and limitations on control by the acquiring bank holding company of not more than 10% of the total amount of deposits in insured depository institutions in the United States or not more than 30% of the deposits in insured depository institutions within that state. States may impose lower deposit concentration limits, so long as those limits apply to all bank holding companies equally. Additional requirements placed on mergers include conformity with state law branching requirements and compliance with "host state" merger filing requirements to the extent that those requirements do not discriminate against out-of-state banks or out-of-state bank holding companies.

  The Riegle-Neal Act also permits banks to establish and operate a "de novo branch" in any state that expressly permits all out-of-state banks to establish de novo branches in such state, if the law applies equally to all banks. (A "de novo branch" is a branch office of a national bank or state bank that is originally established as a branch and does not become a branch as a result of an acquisition, conversion, merger or consolidation.) Utilization of this authority is conditioned upon satisfaction of most of the conditions applicable to interstate mergers under the Riegle-Neal Act, including adequate capitalization and management of the branching institution, satisfaction with certain filing and notice requirements imposed under state law and receipt of federal regulatory approvals.

  Pursuant to FIRREA, bank holding companies may acquire savings associations (including savings and loan associations and federal savings banks) without geographic restriction under the BHCA.

  Bank holding companies whose home state is Utah are authorized under Utah law to acquire control of depository institutions located in other states. The laws of Arizona, California and in certain instances Nevada permit the acquisition of banks headquartered in those states by out-of-state bank holding companies irrespective of the age of the institution to be acquired, upon receipt of state regulatory approval, and the laws of Colorado, Idaho and in certain instances Nevada permit the acquisition of banks located in those states by bank holding companies only if the institution to be acquired has been in continuous operation as a bank for at least five years prior to the acquisition, upon receipt of state regulatory approval. These jurisdictions also authorize certain banks headquartered within their borders to engage in interstate merger transactions either as resulting or disappearing institution.

GOVERNMENT MONETARY POLICIES AND ECONOMIC CONTROLS

  The earnings and business of the Company are affected by general economic conditions. In addition, fiscal or other policies that are adopted by various governmental authorities can have important consequences on the financial performance of the Company. The Company is particularly affected by the policies of the Federal Reserve Board which regulate the national supply of bank credit. The instruments of monetary policy available to the Federal Reserve Board include open-market operations in United States government securities; manipulation of the discount rates of member bank borrowings; imposing or changing reserve requirements against member bank deposits; and imposing or changing reserve requirements against certain borrowings by banks and their affiliates. These methods are used in varying combinations to influence the overall growth of bank loans, investments and deposits, and the interest rates charged on loans or paid for deposits.

  In view of changing conditions in the economy and the effect of the credit policies of monetary authorities, it is difficult to predict future changes in loan demand, deposit levels and interest rates, or their effect on the business and earnings of the Company and its subsidiaries. Federal Reserve Board monetary policies have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future.

COMPETITION

  The Company and its subsidiaries operate in a highly competitive environment. The banking subsidiaries compete with other banks, thrift institutions, credit unions, and money market and other mutual funds for deposits and other sources of funds. In addition, the Company and its bank and nonbank subsidiaries face increased competition with respect to the diverse financial services and products they offer. Competitors include not only other banks, thrift institutions, and mutual funds, but also insurance companies, leasing companies, finance companies, brokerage firms, investment banking companies, and a variety of other financial services and advisory companies. Many of these competitors are not subject to the same regulatory restrictions and regulation- or supervision-derived costs as are bank holding companies and banks such as the Company and its banking subsidiaries.

  The Company expects that competitive conditions will continue to intensify as a result of technological advances. Technological advances have, for example, made it possible for nondepository institutions to offer customers automatic transfer systems and other automated-payment systems services that have been traditional banking products.

EMPLOYEES

  The Company had 4,935 full-time equivalent employees at March 31, 1998, compared to 3,749 at March 31, 1997. The Company's banking subsidiaries had 4,703 full-time equivalent employees at March 31, 1998. The Company believes that it enjoys good employee relations. In addition to competitive salaries and wages, the Company and its subsidiaries contribute to group medical plans, group insurance plans, pension, stock ownership and profit sharing plans.

LEGAL PROCEEDINGS

  The Company is the defendant in various legal proceedings arising in the normal course of business. The Company does not believe that the outcome of any of such proceedings will have a material adverse effect on its consolidated financial position, operations or liquidity.

                                  MANAGEMENT

DIRECTORS

  Set forth below is certain information concerning the directors of the Company, including information with respect to their business experience during the past five years. The Zions Board currently consists of 10 directors. Directors are elected by a plurality of the votes cast at the annual meeting of the shareholders, and serve for staggered three year terms and until their successors are elected and qualified.

   DIRECTORS                 AGE                    POSITION
   ---------                 ---                    --------
   Roy W. Simmons...........  82 Chairman
   Harris H. Simmons........  43 President, Chief Executive Officer and Director
   Jerry C. Atkin...........  49 Director
   Grant R. Caldwell........  73 Director
   R.D. Cash................  55 Director
   Richard H. Madsen........  59 Director
   Roger B. Porter..........  51 Director
   Robert G. Sarver.........  36 Director
   L.E. Simmons.............  51 Director
   I.J. Wagner..............  82 Director

  Roy W. Simmons is the Chairman of the Company and has been an officer of the Company since 1961. He is currently a member of the Board of Directors of ZFNB, and was the Chairman of ZFNB prior to January 1998. Mr. Roy W. Simmons is the father of Mr. Harris H. Simmons, the President and Chief Executive Officer of the Company, and L.E. Simmons, a member of the Zions Board.

  Harris H. Simmons is the President and Chief Executive Officer of the Company. Prior to January 1998, Mr. Harris H. Simmons was President and Chief Executive Officer of ZFNB. He currently serves as Chairman of ZFNB. In addition, from 1992 to present, he has served as a member of the Board of Directors of Questar Corporation ("Questar"), an integrated energy services holding company. His father, Mr. Roy W. Simmons, is the Chairman of the Zions Board, and his brother, L.E. Simmons, is a member of the Zions Board.

  Jerry C. Atkin has been a member of the Zions Board since 1993 and currently serves on the Executive Compensation Committee of the Zions Board. Mr. Atkin is the President and Chief Executive Officer of SkyWest Airlines headquartered in St. George, Utah. He also serves as a director to SkyWest, Inc.

  Grant R. Caldwell has been a member of the Zions Board since 1993 and is a member of the Executive Committee of the Zions Board. Prior to 1987, Mr. Caldwell was a partner at KMG Main Hurdman, in Salt Lake City, Utah, and has since retired.

  R.D. Cash has served as a member of the Zions Board for 10 years, and is a member of the Audit Committee of the Zions Board. He is the President and Chief Executive Officer of Questar, and serves as a director for ZFNB, Energen Corporation, and Associated Electric and Gas Insurance Services Limited. Mr. Cash is also a director of the Federal Reserve Bank (Salt Lake City Branch) in San Francisco, California.

  Richard M. Madsen is in his second term as a member of the Zions Board. He currently serves on the Audit and Executive Compensation Committees of the Zions Board. He is the Chairman, President and Chief Executive Officer of ZCMI, which is a retail department store company.

  Roger B. Porter has served as a member of the Zions Board since 1993. Mr. Porter serves on the Audit and Executive Compensation Committees of the Zions Board. Mr. Porter is an IBM Professor of Business and Government at Harvard University. During the years 1989 to 1993, Mr. Porter was Assistant to the President for Domestic and Economic Affairs at The White House. He currently serves as a director in two other corporations, RightCHOICE Managed Care Inc., a major provider of managed health care benefits in Missouri, and Tenneco, Inc., which is a global manufacturing company with operations in automotive parts and in packaging.

  Robert G. Sarver has been a member of the Zions Board since 1994. He is a member of the Credit Review/Compliance Committee of the Zions Board. Mr. Sarver is the Chairman of Grossmont Bank and an Executive Director for Southwest Value Partners and Affiliates. In addition, he serves as a director for Monterey Homes Corporation. From 1992 to 1994, Mr. Sarver was the President of National Bank of Arizona.

  L.E. Simmons has been a member of the Zions Board since 1978 and currently serves on the Credit Review/Compliance Committee of the Zions Board. Mr. L.E. Simmons is the President of SCF Investment Partners, a private equity investment management partnership in Houston, Texas. He is also the Chairman of Tuboscope, Inc., which is a supplier of technical services and highly engineered products to the oil and gas drilling, completion, production and transmission industries worldwide. He also serves as a member of the Board of Directors of CE Franklin, Ltd., which is in the oil field distribution business. His father, Mr. Roy W. Simmons, is the Chairman of the Zions Board, and his brother, Harris H. Simmons, is the President and Chief Executive Officer and a director of the Company.

  I.J. Wagner holds the longest term as a member of the Zions Board besides Mr. Roy W. Simmons. He has been re-elected eleven times, serving a grand total of 33 years. Mr. Wagner sits on the Audit and Executive Committees of the Zions Board. In addition, he is President of The Keystone Company, a corporate investment firm located in Salt Lake City, Utah.

EXECUTIVE OFFICERS

  Set forth below is certain information concerning the executive officers of the Company, including information with respect to their business experience during the past five years.

   OFFICERS                 AGE                        POSITION
   --------                 ---                        --------
   Roy W. Simmons..........  82 Chairman
   Harris H. Simmons.......  43 President, Chief Executive Officer and Director
   A. Scott Anderson.......  51 Executive Vice President, President of ZFNB
   Danne L. Buchanan.......  40 Executive Vice President, President
                                of Zions Data Services Company
   Gerald J. Dent..........  56 Executive Vice President
   Dale M. Gibbons.........  37 Executive Vice President, Chief Financial Officer
                                and Secretary
   John J. Gisi............  52 Senior Vice President, Chairman and
                                Chief Executive Officer of National Bank of Arizona.
   W. David Hemingway......  50 Executive Vice President
   Clark B. Hinckley.......  50 Senior Vice President
   George B. Hofmann III...  48 Senior Vice President, President and
                                Chief Executive Officer of Nevada State Bank.
   Gary S. Judd............  57 Senior Vice President, President and
                                Chief Executive Officer of Colorado banking operations.

  A. Scott Anderson was elected an Executive Vice President of the Company in 1997. In January 1998, he assumed the position of President and Chief Executive Officer of ZFNB. From 1990 to 1997, he was an Executive Vice President of ZFNB.

  Danne L. Buchanan has been an Executive Vice President of the Company since January 1998. Before January of this year, he held the position of Senior Vice President of the Company. Since March 1995, he has served as the President of Zions Data Services Company, a wholly-owned subsidiary of the Company. Prior to March 1995, Mr. Buchanan served as the Senior Vice President and General Manager of Zions Data Services Company.

  Gerald J. Dent was appointed to the position of Executive Vice President of the Company in January 1998. Prior to that date, he was a Senior Vice President of the Company for 11 years. Mr. Dent serves as an Executive Vice President of ZFNB as well.

  Dale M. Gibbons holds the positions of Executive Vice President, Chief Financial Officer and Secretary of the Company. From 1996 to January 1998, he was a Senior Vice President of the Company. In addition to his positions with the Company, he is the Secretary and an Executive Vice President of ZFNB. Prior to joining the Company in August 1996, Mr. Gibbons was a Senior Vice President for First Interstate Bancorp.

  John J. Gisi is a Senior Vice President of the Company, a position in which he has served since 1994. In addition, he is Chairman and Chief Executive Officer of National Bank of Arizona.

  W. David Hemingway is an Executive Vice President of the Company. Mr. Hemingway has been an officer of ZFNB since 1977, and currently serves as Executive Vice President of ZFNB. Further, Mr. Hemingway is a director of the Federal Agricultural Mortgage Corporation and of Zions Investment Securities, Inc., a wholly-owned subsidiary of the Company.

  Clark B. Hinckley has held the position of Senior Vice President of the Company since 1994, and currently is in charge of the Company's human resources department. Prior to March 1994, he served as President of Zions First National Bank of Arizona.

  George B. Hofmann III is a Senior Vice President of the Company. He has served in this position since 1995. Mr. Hoffman also serves as the President and Chief Executive Officer of Nevada State Bank. Prior to April 1995, Mr. Hofmann was a Senior Vice President of ZFNB.

  Gary S. Judd was elected a Senior Vice President of the Company in 1998, and is also the President and Chief Executive Officer of the Company's Colorado banking operations.

                           PRINCIPAL SHAREHOLDERS

  The following table sets forth certain information regarding beneficial ownership of the Common Stock as of February 27, 1998 by (i) each person who is known by the Company to own beneficially 5% or more of the Common Stock, (ii) each director of the Company and (iii) all directors and officers of the Company as a group.

                                                         SHARES    PERCENTAGE OF
                                                      BENEFICIALLY COMMON STOCK
NAME                                                     OWNED      OUTSTANDING
----                                                  ------------ -------------
Zions First National Bank(1).........................  4,581,741        6.60%
Roy W. Simmons(2)(5).................................  4,271,191        6.18
Jerry C. Atkin.......................................      9,800           *
Grant R. Caldwell....................................      7,000           *
R.D. Cash(5).........................................     27,000           *
Richard H. Madsen....................................    197,622           *
Roger B. Porter(5)...................................      3,000           *
Robert G. Sarver(5)..................................    818,124        1.18
Harris H. Simmons(3)(5)..............................  2,498,662        3.62
L.E. Simmons(4)(5)...................................  2,296,229        3.33
I.J. Wagner(5).......................................    285,000           *
All directors and officers as a group (31 persons)...  7,945,288       11.44

--------
 * Less than 2% of the outstanding shares of Common Stock.

(1) Consists of shares held as of February 27, 1998 by ZFNB in its capacity as fiduciary for various trust and advisory accounts. Of the shares shown, ZFNB has sole voting power with respect to a total of 3,296,197 shares (4.7% of the outstanding shares of Common Stock) it holds as trustee for the Zions Bancorporation Employee Stock Savings Plan, the Zions Bancorporation Employee Investment Savings Plan and the Zions Bancorporation Profit Sharing Plan. ZFNB also acts as trustee for the Zions Bancorporation Dividend Reinvestment Plan, which holds 1,007,804 shares (1.4% of the outstanding shares of Common Stock) and the Zions Bancorporation PAYSOP Plan, which holds 277,740 shares (0.4% of the outstanding shares of Common Stock) as to which ZFNB does not have or share voting power.

(2) Consists of 2,279,815 shares held by Mr. Roy Simmons and 1,991,376 shares held by Simmons Media Group, Inc. ("SMG"), of which Mr. Roy Simmons is a director and shareholder. Mr. Roy Simmons disclaims beneficial ownership of shares held by SMG to the extent interests in SMG are held by persons other than Mr. Roy Simmons.

(3) Consists of 507,286 shares held by Mr. Harris Simmons and 1,991,376 shares held by SMG, of which Mr. Harris Simmons is a director and shareholder. Mr. Harris Simmons disclaims beneficial ownership of shares held by SMG to the extent interests in SMG are held by persons other than Mr. Harris Simmons. In addition, Mr. Harris Simmons holds an option to acquire from SMG 186,792 shares of Common Stock, which option is currently exercisable.

(4) Consists of 304,853 shares held by Mr. L.E. Simmons and 1,991,376 shares held by SMG, of which Mr. L.E. Simmons is a director and shareholder. Mr. L.E. Simmons disclaims beneficial ownership of shares held by SMG to the extent interests in SMG are held by persons other than Mr. L.E. Simmons.

(5) Excludes shares of phantom stock issued pursuant to the Company's Deferred Compensation Plan for Directors. The amount of phantom stock held as of December 31, 1997 was as follows: Mr. Roy Simmons, 20,137 shares; Mr. Cash, 24,134 shares; Mr. Porter, 8,313 shares; Mr. Sarver, 3,545 shares; Mr. L.E. Simmons, 5,193 shares; and Mr. Wagner, 2,891 shares.

                         DESCRIPTION OF CAPITAL STOCK

CAPITAL STOCK

  The authorized capital stock of the Company consists of 200,000,000 shares of Common Stock, no par value per share, and 3,000,000 shares of preferred stock, no par value per share (the "Preferred Stock"). As of March 31, 1998, there were 69,075,665 shares of Common Stock and no shares of Preferred Stock issued and outstanding and the Company had approximately 5,500 holders of record of its Common Stock.

  The authorized shares of Preferred Stock are issuable in one or more series on the terms set by resolution or resolutions of the Zions Board providing for the issuance thereof. Each series of Preferred Stock may have such dividend rate, which might or might not be cumulative, such voting rights, which might be general or special, and such liquidation preferences, redemption and sinking funds provisions, conversion rights or other rights and preferences, if any, as the Zions Board may determine. Except for such rights as may be granted to the holders of any series of Preferred Stock in the resolution establishing such series or as required by law, all of the voting and other rights of the shareholders of the Company belong exclusively to the holders of Common Stock.

VOTING RIGHTS

 GENERAL

  The holders of Common Stock are generally entitled to one vote for each share held of record on all matters submitted to a shareholder vote. The holders of Common Stock do not have cumulative voting rights.

 SPECIAL VOTES FOR CERTAIN TRANSACTIONS

  The Company's Restated Articles of Incorporation (the "Articles") contain provisions requiring special shareholder votes to approve certain types of transactions. In the absence of these provisions, under Utah corporate law either the transactions would require approval by a majority of the shares voted at a meeting or no shareholder vote would be required.

  The Articles require that certain "business transactions" between the Company or a subsidiary and a "related person" be approved by the affirmative votes of the holders of not less than 80% of the voting power of all outstanding voting stock of the Company. A "related person" means, in general, a person, corporation, partnership or group acting in concert that beneficially owns 10% or more of the voting power of the Company's outstanding voting stock.

  The business transactions with a related person subject to such special vote requirements include (1) a merger or consolidation involving the Company or a subsidiary of the Company with a related person; (2) the sale, lease, exchange, transfer or other disposition of all or any substantial part of the assets of either the Company or a subsidiary of the Company to, with or for the benefit of a related person; (3) the issuance, sale, exchange or other disposition by the Company or a subsidiary of the Company to a related person of securities of the Company or a subsidiary of the Company having an aggregate fair market value of $5 million or more; (4) any liquidation, spinoff, splitoff, splitup or dissolution of the Company by or on behalf of a related person; (5) any recapitalization or reclassification of the securities of the Company or other transaction that would have the effect of increasing the voting power of a related person or reducing the number of shares of each class of voting securities outstanding; and (6) any agreement, contract, or other arrangement providing for any of the transactions set forth above.

THE ZIONS BOARD

 DIRECTOR LIABILITY

  The Articles provide that a director shall not be liable to Zions or its shareholders for monetary damages for a breach of fiduciary duty as a director other than (i) a breach of a director's duty of loyalty, (ii) acts or omissions not taken in good faith or which involve intentional misconduct or a knowing violation of law, (iii) the authorization of the unlawful payment of dividends and (iv) transactions in which a director receives an improper benefit.

 CLASSIFIED BOARD

  The Articles provide that the Zions Board shall have three classes, each consisting of one-third (or as near as may be) of the whole number of the Zions Board. Utah law requires that each class contain as equal a number of directors as possible. One class of directors is elected at each annual meeting of shareholders, and each class serves for a term of three years.

  The number of directors which constitutes the full Zions Board may be increased or decreased only by amendment of the bylaws, which requires the affirmative vote of two-thirds of the total number of directors constituting the entire Zions Board, or by the shareholders of the Company at a regular or special meeting by the affirmative vote of two-thirds of the outstanding and issued shares entitled by statute to vote. Except as otherwise required by law, vacancies on the Zions Board, including vacancies resulting from an increase in the size of the Zions Board, may be filled by the affirmative vote of a majority of the remaining directors even though less than a quorum of the Zions Board. The directors elected by the Zions Board to fill vacancies serve for the full remainder of the term of the class to which they have been elected. Any directorship filled by reason of an increase in the number of directors may be filled for a term of office continuing only until the next election of directors by the shareholders.

 REMOVAL OF DIRECTORS

  The Articles provide that any director (or the entire Zions Board) may be removed from office by shareholder vote only if such removal is approved by the holders of two-thirds of the issued and outstanding shares then entitled to vote at an election of directors.

SHAREHOLDER RIGHTS PLAN

  In September 1996, the Zions Board adopted a Shareholder Protection Rights Plan, dated September 21, 1996 (the "Rights Plan"), with ZFNB, as rights agent, and declared a dividend of one right (a "Right") on each outstanding share of Common Stock. The Rights Plan was not adopted in response to any specific effort to acquire control of the Company. Rather, it was adopted to deter abusive takeover tactics that can be used to deprive shareholders of the full value of their investment.

  Under the Rights Plan, until it is announced that a person or group has acquired 10% or more of the Common Stock (an "Acquiring Person") or commences a tender offer that will result in such person or group owning 10% or more of the Common Stock, the Rights will be evidenced by the Common Stock certificates, will automatically trade with the Common Stock and will not be exercisable. Thereafter, separate Rights certificates will be distributed and each Right will entitle its holder to purchase Participating Preferred Stock having economic and voting terms similar to those of one share of Common Stock for an exercise price of $90.00.

  Upon announcement that any person or group has become an Acquiring Person, then 10 days thereafter (or such earlier or later date as the Zions Board may decide) (the "Flip-in Date") each Right (other than Rights beneficially owned by any Acquiring Person or transferees thereof, which Rights become void) will entitle its holder to purchase, for the exercise price, a number of shares of Common Stock or Participating Preferred Stock having a market value of twice the exercise price.

  Also, if after an Acquiring Person controls the Zions Board, the Company is involved in a merger or sells more than 50% of its assets or earning power (or has entered an agreement to do any of the foregoing) and, in the case of a merger, the Acquiring Person will receive different treatment than all other shareholders or the person with whom the merger occurs is the Acquiring Person or a person affiliated or associated with the Acquiring Person, each Right will entitle its holder to purchase, for the exercise price, a number of shares of common stock of the Acquiring Person having a market value of twice the exercise price. If any person or group acquires between 10% and 50% of the Common Stock, the Zions Board may, at its option, exchange one share of Common Stock for each Right.

  The Rights may be redeemed by the Zions Board for $0.01 per Right prior to the Flip-in Date.

SHAREHOLDER MEETINGS

  Utah law provides that special meetings of a corporation's shareholders may be called by the board of directors or such other persons authorized by the bylaws to call a special meeting or by the holders of at least 10% of all the votes entitled to be cast on any issue proposed to be considered at the special meeting. Under the Company's bylaws, special meetings may be called by the president or by the Zions Board.

AMENDMENT OF ARTICLES AND BYLAWS

  The Articles require the affirmative votes of the holders of two-thirds of all outstanding voting stock of the Company to approve any amendment to the Articles, except that to repeal or amend the provisions in the Articles regarding business transactions set forth under "--Voting Rights--Specific Votes for Certain Transactions" above requires the affirmative vote of 80% of the issued and outstanding stock entitled to vote. The Company's bylaws may be amended by an affirmative vote of two-thirds of the total number of directors constituting the entire Zions Board or by the affirmative vote of two-thirds of the issued and outstanding shares entitled to vote.

MISCELLANEOUS

  There are no preemptive rights, sinking fund provisions, conversion rights or redemption provisions applicable to the Common Stock. Holders of fully paid shares of Common Stock are not subject to any liability for further calls or assessments.

  ZFNB is the transfer agent and registrar for the Common Stock.

                           VALIDITY OF COMMON STOCK

  The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Callister Nebeker & McCullough, a Professional Corporation, Salt Lake City, Utah and for the Underwriters by Sullivan & Cromwell, Los Angeles, California. Sullivan & Cromwell regularly performs legal services for the Company, and is representing the Company in connection with the Sumitomo Acquisition.

                                    EXPERTS

  The consolidated financial statements of the Company as of December 31, 1997 and 1996 and for each of the years in the three year period ended December 31, 1997 included herein have been included herein in reliance upon the report of KPMG Peat Marwick LLP, the Company's independent certified public accountants, included herein, and upon the authority of such firm as experts in accounting and auditing.

  The balance sheets at December 31, 1997 and 1996 and the related statements of income, changes in shareholders' equity and cash flows for the years ended December 31, 1997, 1996 and 1995 for The Sumitomo Bank of California have been audited by Arthur Andersen LLP, Sumitomo's independent public accountants, as indicated in their report (dated January 16, 1998) with respect thereto, and have been incorporated by reference herein in reliance upon the report of said firm, and upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

  Zions is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, at prescribed rates. Copies of such materials can also be obtained at prescribed rates by mail addressed to the Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the Common Stock is traded on the Nasdaq National Market, and such reports, proxy statements and other information can also be inspected at the offices of NASDAQ Operations, 1735 K Street, N.W., Washington, D.C. 20006. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov.

  This Prospectus constitutes a part of a registration statement on Form S-3 (together with all amendments and exhibits, the "Registration Statement") filed by Zions with the Commission under the Securities Act of 1933, as amended, and the rules and regulations thereunder (the "Securities Act"), with respect to the shares of Common Stock, to be issued by Zions pursuant to this Prospectus. As permitted by the rules and regulations of the Commission, this Prospectus omits certain information, exhibits and undertakings contained in the Registration Statement. The statements contained in this Prospectus as to the contents of any contract or other document filed as an exhibit to the Registration Statement are of necessity brief descriptions and are qualified in their entirety by reference to the copy of such contract or document filed as an exhibit to the Registration Statement. The Registration Statement and the exhibits thereto can be inspected at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C., and copies of such material can be obtained at prescribed rates by mail addressed to the Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

  The following documents filed with the Commission by Zions are hereby incorporated herein by reference and made a part hereof:

  (a) Zions' Annual Report on Form 10-K for the year ended December 31, 1997, filed on March 27, 1998;

  (b) Zion's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998, filed on May 14, 1998;

  (c) Zions' Current Reports on Forms 8-K filed on February 6, 1998, April 3, 1998, as amended on May 27, 1998, April 15, 1998 and May 18, 1998;

  (d) The description of the Common Stock contained in the Form 10 registration statement filed by the Company, and any amendment or report filed for the purpose of updating such description; and

  (e) The description of the Zions' preferred share purchase rights contained in the Form 8-A registration statement filed on October 10, 1996, and any amendment or report filed for the purpose of updating such description.

  All documents and reports filed by Zions pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the offering of shares of Common Stock shall be deemed to be incorporated herein by reference and to be a part hereof from the date of such filing and any statement contained herein or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated herein by reference, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part hereof, except as so modified or superseded.

  Zions hereby undertakes to provide without charge to each person to whom this Prospectus has been delivered, upon the oral or written request of any such person, a copy of any and all of the foregoing documents incorporated by reference (other than exhibits to such documents which are not specifically incorporated by reference in such documents). Requests for such documents should be directed to Zions Bancorporation, One South Main, Suite 1380, Salt Lake City, Utah 84111, Attention: Dale M. Gibbons, Chief Financial Officer (801-524-4787).

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
Independent Auditors' Report.............................................. F-2
Consolidated Balance Sheets as of December 31, 1997 and 1996.............. F-3
Consolidated Statements of Income for the years ended December 31, 1997,
 1996 and 1995 ........................................................... F-4
Consolidated Statements of Cash Flows for the years ended December 31,
 1997, 1996 and 1995...................................................... F-5
Consolidated Statements of Retained Earnings for the years ended December
 31, 1997, 1996 and 1995.................................................. F-6
Notes to Consolidated Financial Statements................................ F-7

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Zions Bancorporation:

  We have audited the accompanying consolidated balance sheets of Zions Bancorporation and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, retained earnings, and cash flows for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Zions Bancorporation and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP

Salt Lake City, Utah
January 26, 1998

                     ZIONS BANCORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 1997 AND 1996
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                            1997       1996
                                                         ---------- ----------
                         ASSETS
                         ------
Cash and due from banks................................. $  626,814 $  453,990
Money market investments:
  Interest-bearing deposits.............................     61,871     47,746
  Federal funds sold....................................    402,879    260,023
  Security resell agreements............................    349,338    305,660
Investment securities:
  Held to maturity, at cost (approximate market value
   $2,162,588 and $1,484,754)...........................  2,142,727  1,475,409
  Available for sale, at market.........................    485,686    474,158
  Trading account.......................................     83,681     34,076
Loans:
  Loans held for sale at cost, which approximates
   market...............................................    178,642    150,467
  Loans, leases, and other receivables..................  4,735,783  3,727,223
                                                         ---------- ----------
                                                          4,914,425  3,877,690
  Less:
   Unearned income and fees, net of related costs.......     42,775     40,541
   Allowance for loan losses............................     80,481     76,803
                                                         ---------- ----------
       Net loans........................................  4,791,169  3,760,346
Premises and equipment..................................    135,980    102,701
Goodwill and core deposit intangibles...................    158,836     44,885
Other real estate owned.................................      3,371        138
Other assets............................................    279,418    157,281
                                                         ---------- ----------
       Total assets..................................... $9,521,770 $7,116,413
                                                         ========== ==========
          LIABILITIES AND SHAREHOLDERS' EQUITY
          ------------------------------------
Deposits:
  Noninterest-bearing................................... $1,782,716 $1,345,698
  Interest-bearing:
   Savings and money market.............................  3,478,275  2,710,312
   Time:
     Under $100,000.....................................  1,001,710    708,077
     Over $100,000......................................    408,717    241,313
   Foreign..............................................    183,044    114,292
                                                         ---------- ----------
                                                          6,854,462  5,119,692
Securities sold, not yet purchased......................     45,067     76,831
Federal funds purchased.................................    294,109    155,407
Security repurchase agreements..........................    976,766    771,361
Accrued liabilities.....................................    166,776     90,668
Federal Home Loan Bank advances and other borrowings:
  Less than one year....................................     59,883     14,349
  Over one year.........................................    210,681     81,875
Long-term debt..........................................    258,566    251,620
                                                         ---------- ----------
       Total liabilities................................  8,866,310  6,561,803
                                                         ---------- ----------
Shareholders' equity:
  Capital stock:
   Preferred stock, without par value; authorized
    3,000,000 shares; issued and outstanding, none......        --         --
   Common stock, without par value; authorized
    100,000,000 shares; issued and outstanding,
    63,962,100 shares and 63,468,480 shares.............    122,222    119,791
  Net unrealized gain (loss) on securities available for
   sale.................................................      2,678     (1,807)
  Retained earnings.....................................    530,560    436,626
                                                         ---------- ----------
       Total shareholders' equity.......................    655,460    554,610
                                                         ---------- ----------
       Total liabilities and shareholders' equity....... $9,521,770 $7,116,413
                                                         ========== ==========

          See accompanying notes to consolidated financial statements.

                     ZIONS BANCORPORATION AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                 YEARS ENDED DECEMBER 31, 1997, 1996, AND 1995
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                     1997     1996      1995
                                                   -------- --------  --------
Interest income:
 Interest and fees on loans......................  $401,284 $314,695  $251,521
 Interest on loans held for sale.................    11,874   11,509     9,259
 Interest on money market investments............    84,607   51,712    56,140
 Interest on securities:
   Held to maturity:
     Taxable.....................................   112,930   76,631    66,165
     Nontaxable..................................    11,312   14,554    12,424
   Available for sale:
     Taxable.....................................    28,798   26,573    24,726
     Nontaxable..................................     2,090    2,260        21
   Trading account...............................    16,211    9,172     9,248
 Lease financing.................................    13,190   11,885     9,991
                                                   -------- --------  --------
      Total interest income......................   682,296  518,991   439,495
                                                   -------- --------  --------
Interest expense:
 Interest on savings and money market deposits...   110,882   91,865    83,080
 Interest on time and foreign deposits...........    69,489   55,441    47,762
 Interest on borrowed funds......................   150,126   82,519    75,106
                                                   -------- --------  --------
      Total interest expense.....................   330,497  229,825   205,948
                                                   -------- --------  --------
      Net interest income........................   351,799  289,166   233,547
Provision for loan losses........................     6,175    4,640     3,000
                                                   -------- --------  --------
      Net interest income after provision for
       loan losses...............................   345,624  284,526   230,547
                                                   -------- --------  --------
Noninterest income:
 Service charges on deposit accounts.............    43,732   35,195    28,884
 Other service charges, commissions, and fees....    38,274   28,701    24,370
 Trust income....................................     6,757    5,195     4,355
 Investment securities gain (loss), net..........       797      115      (148)
 Trading account income (loss)...................     5,716    2,721    (1,247)
 Loan sales and servicing income.................    38,768   35,128    24,254
 Other...........................................     9,123    7,215     8,343
                                                   -------- --------  --------
      Total noninterest income...................   143,167  114,270    88,811
                                                   -------- --------  --------
Noninterest expense:
 Salaries and employee benefits..................   159,973  129,708   105,527
 Occupancy, net..................................    16,911   13,668    10,972
 Furniture and equipment.........................    23,695   17,133    13,486
 Other real estate expense (income)..............       251     (298)       81
 Legal and professional services.................     7,789    5,263     4,395
 Supplies........................................     8,108    6,582     5,305
 Postage.........................................     6,823    5,658     5,190
 Advertising.....................................     7,380    5,789     5,276
 FDIC premiums...................................       737       11     4,123
 Merger expense..................................     2,707      --        --
 Amortization of goodwill and core deposit
  intangibles....................................     5,860    2,851     2,612
 Amortization of mortgage servicing assets.......     2,152    1,299     1,148
 Other...........................................    58,832   47,608    37,071
                                                   -------- --------  --------
      Total noninterest expense..................   301,218  235,272   195,186
                                                   -------- --------  --------
Income before income taxes.......................   187,573  163,524   124,172
Income taxes.....................................    65,211   56,101    41,787
                                                   -------- --------  --------
      Net income.................................  $122,362 $107,423  $ 82,385
                                                   ======== ========  ========
Weighted-average common and common-equivalent
 shares outstanding during the year..............    64,629   63,787    60,013
                                                   ======== ========  ========
Net income per common share:
 Basic...........................................  $   1.92 $   1.70  $   1.39
                                                   ======== ========  ========
 Diluted.........................................  $   1.89 $   1.68  $   1.37
                                                   ======== ========  ========

          See accompanying notes to consolidated financial statements.

                     ZIONS BANCORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                 YEARS ENDED DECEMBER 31, 1997, 1996, AND 1995
                                 (IN THOUSANDS)

                                         1997           1996          1995
                                     -------------  ------------  -------------
Cash flows from operating
 activities:
 Net income........................  $     122,362  $    107,423  $      82,385
 Adjustments to reconcile net
  income to net cash provided by
  operating activities:
   Provision for loan losses.......          6,175         4,640          3,000
   Write-downs of other real estate
    owned..........................            324            --            180
   Depreciation of premises and
    equipment......................         18,027        14,315         10,998
   Amortization of intangible
    assets.........................          8,012         4,150          3,760
   Amortization of net
    premium/discount on investment
    securities.....................          5,498         5,421          3,821
   Accretion of unearned income and
    fees, net of related costs.....          1,953         7,632          6,324
   Proceeds from sales of trading
    account securities.............    119,209,754    80,374,843    112,293,128
   Increase in trading account
    securities.....................   (119,259,359)  (80,345,212)  (112,157,509)
   Net loss (gain) on sales of
    investment securities..........           (797)         (115)           148
   Proceeds from loans held for
    sale...........................        742,244       664,327        440,245
   Increase in loans held for sale.       (764,066)     (671,343)      (454,532)
   Net gain on sales of loans,
    leases, and other assets.......        (27,948)      (26,866)       (16,195)
   Net gain on sales of other real
    estate owned...................           (214)         (265)          (169)
   Change in accrued income taxes..            677         4,677         (7,231)
   Change in accrued interest
    receivable.....................        (19,776)       (6,938)        (2,389)
   Change in other assets..........        (94,960)       18,181         (3,410)
   Change in accrued interest
    payable........................          4,360          (661)           890
   Change in accrued liabilities...         70,398         5,067          7,279
                                     -------------  ------------  -------------
     Net cash provided by operating
      activities...................         22,664       159,276        210,723
                                     -------------  ------------  -------------
Cash flows from investing
 activities:
 Net decrease (increase) in money
  market investments...............       (186,534)       97,897       (241,328)
 Proceeds from sales of investment
  securities held to maturity......            --            --           6,950
 Proceeds from maturities of
  investment securities held to
  maturity.........................        982,883       377,736        291,157
 Purchases of investment
  securities held to maturity......     (1,626,404)     (667,657)      (342,874)
 Proceeds from sales of investment
  securities available for sale....        282,383       133,590        192,071
 Proceeds from maturities of
  investment securities available
  for sale.........................        100,180       134,401        302,443
 Purchases of investment
  securities available for sale....       (315,014)     (303,745)      (472,171)
 Proceeds from sales of loans and
  leases...........................        968,717       765,341        627,855
 Net increase in loans and leases..     (1,510,682)   (1,422,625)    (1,013,932)
 Purchases of assets to be leased..            --         (8,514)           --
 Principal collections on
  leveraged leases.................          5,748           --              38
 Proceeds from sales of premises
  and equipment....................          2,850           806            726
 Purchases of premises and
  equipment........................        (38,562)      (22,303)       (17,963)
 Proceeds from sales of other real
  estate owned.....................          3,317         1,594          1,899
 Proceeds from sales of mortgage-
  servicing rights.................          1,771         1,339          1,547
 Purchases of mortgage-servicing
  rights...........................         (3,123)       (1,625)          (423)
 Proceeds from sales of other
  assets...........................            415           773            479
 Purchase of other assets..........            --        (18,887)          (218)
 Cash paid for acquisition, net of
  cash received....................        (33,273)        3,540          1,568
                                     -------------  ------------  -------------
     Net cash used in investing
      activities...................     (1,365,328)     (928,339)      (662,176)
                                     -------------  ------------  -------------
Cash flows from financing
 activities:
 Net increase in deposits..........      1,185,585       494,514        352,321
 Net change in short-term funds
  borrowed.........................        349,884       138,733        252,083
 Proceeds from FHLB advances over
  one year.........................        180,000         4,201            --
 Payments on FHLB advances over
  one year.........................        (56,194)      (18,143)       (16,861)
 Payments on leveraged leases......         (5,748)          --             --
 Proceeds from issuance of long-
  term debt........................          7,500       200,000            --
 Payments on long-term debt........           (554)       (4,969)        (1,953)
 Proceeds from issuance of common
  stock............................          3,168         1,178          1,291
 Payments to redeem common stock...       (119,725)      (21,635)       (18,523)
 Dividends paid....................        (28,428)      (25,033)       (20,592)
                                     -------------  ------------  -------------
     Net cash provided by financing
      activities...................      1,515,488       768,846        547,766
                                     -------------  ------------  -------------
Net increase (decrease) in cash and
 due from banks....................        172,824          (217)        96,313
Cash and due from banks at
 beginning of year.................        453,990       454,207        357,894
                                     -------------  ------------  -------------
Cash and due from banks at end of
 year..............................  $     626,814  $    453,990  $     454,207
                                     =============  ============  =============

          See accompanying notes to consolidated financial statements.

                     ZIONS BANCORPORATION AND SUBSIDIARIES

                  CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

                 YEARS ENDED DECEMBER 31, 1997, 1996, AND 1995
                                 (IN THOUSANDS)

                                                     1997      1996      1995
                                                   --------  --------  --------
Balance at beginning of year...................... $436,626  $354,236  $292,443
Net income........................................  122,362   107,423    82,385
Cash dividends:
  Preferred, paid by subsidiaries to minority
   shareholders...................................      (41)      (36)      (38)
  Common, per share of $0.4700 in 1997, $0.4250 in
   1996 and $0.3525 in 1995.......................  (28,387)  (24,997)  (20,554)
                                                   --------  --------  --------
Balance at end of year............................ $530,560  $436,626  $354,236
                                                   ========  ========  ========






          See accompanying notes to consolidated financial statements.

                     ZIONS BANCORPORATION AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 YEARS ENDED DECEMBER 31, 1997, 1996, AND 1995

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  BUSINESS--Zions Bancorporation (the Parent) is a multibank holding company organized under the laws of Utah in 1955, which provides a full range of banking and related services through its subsidiaries operating primarily in Utah, Idaho, Nevada, Arizona, Colorado, and California.

  BASIS OF FINANCIAL STATEMENT PRESENTATION--The consolidated financial statements include the accounts of Zions Bancorporation and its subsidiaries (the Company). All significant intercompany accounts and transactions have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform to the 1997 presentation. Prior year amounts have also been restated for a significant acquisition accounted for under the pooling of interest method. (See Note 2)

  The consolidated financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ from those estimates.

  SECURITY RESELL AGREEMENTS--Security resell agreements represent overnight and term agreements, the majority maturing within 30 days. Either the Company or, in some instances, third parties on behalf of the Company take possession of underlying securities. The market value of such securities is monitored throughout the contract term to ensure that asset value remains sufficient to protect against counterparty default. Security resell agreements averaged approximately $1,321,763,000 during 1997, and the maximum amount outstanding at any month-end during 1997 was $1,675,714,000.

  INVESTMENT SECURITIES--The Company classifies its investment securities in one of three categories: trading, available for sale, or held to maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held to maturity securities are those securities which the Company has the ability and intent to hold until maturity. All other securities not included in trading or held to maturity are classified as available for sale.

  Trading securities (including futures and options used to hedge trading positions against interest rate risk) and available for sale securities are recorded at fair value. Held to maturity securities are recorded at cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses on trading securities are included in earnings. Unrealized holding gains and losses, net of related tax effect, on available for sale securities are excluded from earnings and are reported as a separate component of shareholders' equity until realized. Transfers of securities between categories are recorded at fair value at the date of transfer. Unrealized holding gains and losses are recognized in earnings for transfers into trading securities. Unrealized holding gains or losses associated with transfers of securities from held to maturity to available for sale are recorded as a separate component of shareholders' equity. The unrealized holding gains or losses included in the separate component of equity for securities transferred from available for sale to held to maturity are maintained and amortized into earnings over the remaining life of the security as an adjustment to yield in a manner consistent with the amortization or accretion of premium or discount on the associated security.

  A decline in the market value of any available for sale or held to maturity security below cost that is deemed other than temporary is charged to earnings resulting in the establishment of a new cost basis for the security.

                     ZIONS BANCORPORATION AND SUBSIDIARIES

  Premiums and discounts are amortized or accreted over the life of the related held to maturity security as an adjustment to yield using the effective-interest method. Dividend and interest income are recognized when earned. Realized gains and losses for securities classified as available for sale and held to maturity are included in earnings and are derived using the specific-identification method of determining the cost of securities sold.

  LOAN FEES--Nonrefundable fees and related direct costs associated with the origination of loans are deferred. The net deferred fees and costs are recognized in interest income over the loan term using methods that generally produce a level yield on the unpaid loan balance. Other nonrefundable fees related to lending activities other than direct loan origination are recognized as other operating income over the period the related service is provided. Bankcard discounts and fees charged to merchants for processing transactions through the Company are shown net of interchange discounts and fees expense and are included in other service charges, commissions, and fees.

  MORTGAGE SERVICING RIGHTS AND AMORTIZATION--Mortgage servicing rights are accounted for under the provisions of Statement of Financial Accounting Standards (Statement) No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, which became effective January 1, 1997. Statement No. 125 superseded Statement No. 122, Accounting for Mortgage Servicing Rights, but did not significantly change the methodology used to account for servicing rights. The Company adopted Statement No. 122 as of January 1, 1996 and at that time began capitalizing originated servicing rights. The adoption did not have a material impact on financial position or results of operations. Prior to 1996, capitalization was limited to purchased servicing. The total cost of loans originated or purchased is allocated between loans and servicing rights based on the relative fair values of each. The servicing rights capitalized are amortized in proportion to and over the period of estimated servicing income. Management stratifies servicing rights based on origination period and interest rate and evaluates the recoverability in relation to the impact of actual and anticipated loan portfolio prepayment, foreclosure and delinquency experience.

  Statement No. 122 also requires that all capitalized mortgage servicing rights (MSRs) be evaluated for impairment based on the excess of the carrying amount of MSRs over their fair value. For purposes of measuring impairment, MSRs are stratified on the basis of interest rate, type of interest rate (fixed or variable), and the type of loan (conventional or government).

  ALLOWANCE FOR LOAN LOSSES--The allowance for loan losses is based on management's periodic evaluation of the loan portfolio and reflects an amount that, in management's opinion, is adequate to absorb losses in the existing portfolio. In evaluating the portfolio, management takes into consideration numerous factors, including current economic conditions, prior loan loss experience, the composition of the loan portfolio, and management's estimate of anticipated credit losses. Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments using information available to them at the time of their examination.

  IMPAIRED LOANS--The Company considers a loan to be impaired when the accrual of interest has been discontinued and based upon other criteria under the statements. The amount of the impairment is measured based on the present value of expected cash flows, the observable market price of the loan, or the fair value of the collateral. An allowance for impairment losses is included in the allowance

                     ZIONS BANCORPORATION AND SUBSIDIARIES
for loan losses through a provision for loan losses. The Company primarily uses a cost recovery accounting method to recognize interest income on impaired loans.

  PREMISES AND EQUIPMENT--Premises and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation, computed on the straight-line method, is charged to operations over the estimated useful lives of the properties. Leasehold improvements are amortized over the terms of respective leases or the estimated useful lives of the improvements, whichever is shorter.

  NONPERFORMING ASSETS--Nonperforming assets are comprised of loans for which the accrual of interest has been discontinued, loans for which the terms have been renegotiated to less than market rates due to a weakening of the borrower's financial condition (restructured loans), and other real estate acquired primarily through foreclosure that is awaiting disposition.

  Loans are generally placed on a nonaccrual status when principal or interest is past due 90 days or more unless the loan is both well secured and in the process of collection, or when in the opinion of management, full collection of principal or interest is unlikely. Generally, consumer loans are not placed on a nonaccrual status, inasmuch as they are generally charged off when they become 120 days past due.

  Other real estate owned is carried at the lower of cost or net realizable value. Real estate may be considered to be in-substance foreclosed and included herein when specific criteria are met. When property is acquired through foreclosure, or substantially foreclosed, any excess of the related loan balance over net realizable value is charged to the allowance for loan losses. Subsequent write downs or losses upon sale, if any, are charged to other real estate expense.

  GOODWILL AND CORE DEPOSIT INTANGIBLES--The Company assesses the recoverability of these intangible assets by determining whether the amortization of the balance over its remaining life can be recovered through future operating cash flows of the acquired operation. The amount of goodwill impairment, if any, is measured based on projected future operating cash flows using a discount rate reflecting the Company's average cost of funds. Goodwill and core deposit intangibles are amortized using the straight-line method over 25 and 10 year periods, respectively.

  OFF-BALANCE SHEET FINANCIAL INSTRUMENTS--In the ordinary course of business, the Company has entered into off-balance sheet financial instruments consisting of commitments to extend credit, commercial letters of credit, and standby letters of credit. Such financial instruments are recorded in the consolidated financial statements when they become payable. The credit risk associated with these commitments is considered in management's determination of the allowance for such items.

  INTEREST RATE EXCHANGE CONTRACTS AND CAP AND FLOOR AGREEMENTS--The Company enters into interest rate exchange contracts (swaps) and cap and floor agreements as part of its overall asset and liability duration and interest rate risk management strategy. The objective of these financial instruments is to match estimated repricing periods of interest-sensitive assets and liabilities in order to reduce interest rate exposure and or manage desired asset and liability duration. With the exception of interest rate caps, these instruments are used to hedge asset and liability portfolios and, therefore, are not marked to market. Fees associated with these financial instruments are accreted into interest income or amortized to interest expense on a straight-line basis over the lives of the contracts and agreements. Gains or losses on early termination of a swap are amortized on the remaining term of the contract when the underlying assets or liabilities still exist. Otherwise, such gains or losses are fully recorded as income or expense at the termination of the contract. The net interest received or paid on

                     ZIONS BANCORPORATION AND SUBSIDIARIES
these contracts is reflected on a current basis in the interest income or expense related to the hedged obligation or asset.

  STATEMENT OF CASH FLOWS--The Company paid interest of $332.5 million, $230.0 million and $205.5 million, respectively, and income taxes of $61.6 million, $46.4 million and $45.9 million, respectively, for the years ended December 31, 1997, 1996, and 1995. Loans transferred to other real estate owned totaled $6.6 million, $0.4 million and $1.2 million, respectively, for the years ended December 31, 1997, 1996 and 1995.

  INCOME TAXES--Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  The exercise of stock options under the Company's nonqualified stock option plan, during 1997 and 1996, resulted in tax benefits reducing the Company's current income tax payable and increasing common stock in the amounts of $1.2 million and $0.6 million in 1997 and 1996, respectively.

  PENSION AND OTHER POSTRETIREMENT PLANS--The Company has a defined benefit pension plan covering substantially all of its employees. The benefits are based on years of service and employees' compensation levels. The cost of this program is being funded currently. The Company sponsors a defined benefit health care plan for substantially all retirees and employees. The Company has other trustee retirement plans covering all qualified employees who have at least one year of service.

  TRUST ASSETS--Assets held by the Company in a fiduciary or agency capacity for customers are not included in the consolidated financial statements as such items are not assets of the Company.

  STOCK OPTIONS--The Company's stock-based compensation plans are accounted for under the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Statement No. 123, Stock-Based Compensation, issued in 1995, allows a company to recognize stock-based compensation using a fair value based method of accounting if it so elects. The Company has elected not to adopt the recognition provisions of Statement No. 123.

  NET INCOME PER COMMON SHARE--Diluted net income per common share is based on the weighted-average outstanding common shares during each year, including common stock equivalents. Net income per common share is based on the weighted-average outstanding common shares during each year.

  STOCK SPLIT--On April 25, 1997, the Company's Board of Directors approved a four-for-one split of the common stock. This action was effective on May 14, 1997 for shareholders of record as of May 9, 1997. A total of 43,347,903 shares of common stock were issued. All references to the number of common shares and per common share amounts have been restated to reflect the split.

  ACCOUNTING STANDARDS NOT ADOPTED--In June 1997, the Financial Accounting Standards Board issued Statement No. 130, Reporting Comprehensive Income. This statement establishes standards for reporting the components of comprehensive income and requires that all items that are required to be recognized under accounting standards as components of comprehensive income be included in a

                     ZIONS BANCORPORATION AND SUBSIDIARIES
financial statement that is displayed with the same prominence as other financial statements. Comprehensive income includes net income as well as certain items that are reported directly within a separate component of stockholders' equity and bypass net income. The provisions of this statement are effective beginning with 1998 interim reporting. These disclosure requirements will have no impact on financial position or results of operations.

  In June 1997, the Financial Accounting Standards Board issued Statement No. 131, Disclosures about Segments of an Enterprise and Related Information. The provisions of this statement require disclosure of financial and descriptive information about an enterprise's operating segments in annual and interim financial reports issued to shareholders. The statement defines an operating segment as a component of an enterprise that engages in business activities that generate revenue and incur expense, whose operating results are reviewed by the chief operating decision maker in the determination of resource allocation and performance, and for which discrete financial information is available. It also establishes standards for related disclosures about products and services, geographic areas and major customers. This statement is effective for fiscal years beginning after December 15, 1997, however, it is not required to be applied for interim reporting in the initial year of application.

2. MERGERS AND ACQUISITIONS

  On May 16, 1997, the Company acquired Aspen Bancshares, Inc. in Colorado, and its banking subsidiaries, Pitkin County Bank and Trust, Centennial Savings Bank, F.S.B. and Valley National Bank of Cortez for 2,750,594 shares of common stock. This acquisition was not significant to the Company's consolidated financial statements and was accounted for as a purchase.

  On July 11, 1997, the Company acquired Tri-State Bank in Idaho for 253,955 shares of common stock. Tri-State was subsequently merged into Zions Bancorporation's wholly-owned subsidiary Zions First National Bank. The acquisition was not significant to the Company's consolidated financial statements and was accounted for as a pooling of interests.

  On July 18, 1997, the Company acquired 27 Wells Fargo Bank Offices in Arizona, Nevada, and Utah and on September 20, 1997, the Company acquired 4 additional Wells Fargo Branches in Utah. The acquisitions were not significant to the consolidated financial statements and were accounted for as purchases.

  On October 17, 1997, the Company acquired Sun State Capital Corporation in Nevada and merged its subsidiary, Sun State Bank, into the Company's wholly-owned subsidiary, Nevada State Bank. The Company issued 584,236 shares of common stock and paid $16.1 million in cash in the acquisition. The acquisition was not significant and was accounted for as a purchase.

  On November 14, 1997, the Company acquired GB Bancorporation and its banking subsidiary Grossmont Bank, in San Diego, California for 4,702,048 shares of common stock. The merger was accounted for as a pooling of interests. GB Bancorporation's total assets were approximately $814 million on the acquisition date. Total interest and noninterest income and net income of GB Bancorporation for the year ended December 31, 1996 were $43,412,000 and $6,073,000, respectively. The Company's total interest and noninterest income and net income, prior to restatement for the acquisition of GB Bancorporation, were $589,849,000 and $101,350,000, respectively, for the year ended December 31, 1996. Total GB Bancorporation interest and noninterest income and net income for the period January 1 through November 14, 1997 were $52,254,000 and $8,447,000, respectively. Total interest and noninterest income and net income of GB Bancorporation for the year ended December 31, 1997 were $61,608,000 and $10,530,000, respectively. The acquisition was considered significant and prior year amounts have been restated.

                     ZIONS BANCORPORATION AND SUBSIDIARIES

  On January 6, 1998, the Company acquired Vectra Banking Corporation and its banking subsidiary Vectra Bank located in Denver, Colorado for 4,021,303 shares of common stock. Vectra Banking Corporation had total assets of approximately $728 million (unaudited) at the date of acquisition. This transaction will be accounted for as a pooling of interests.

  On January 23, 1998, the Company acquired Sky Valley Bank Corp. in Alamosa, Colorado, and its banking subsidiary, The First National Bank in Alamosa for 572,817 shares of common stock. Sky Valley Bank Corp. had total assets of approximately $122 million (unaudited) at the date of acquisition. The acquisition will be accounted for as a pooling of interests.

  On September 4, 1997, the Company announced the definitive agreement to acquire Tri-State Finance Corporation and its banking subsidiary Tri-State Bank in Denver, Colorado in exchange for Zions Bancorporation common stock. As of December 31, 1997, Tri-State Finance Corporation had total assets of approximately $128 million (unaudited). The transaction is intended to be accounted for as a pooling of interests, and is expected to close in the first quarter of 1998.

  On December 22, 1997, the Company announced a definitive agreement had been reached to acquire SBT Bankshares, Inc. in Colorado Springs, Colorado, and its banking subsidiary State Bank and Trust of Colorado Springs in exchange for Zions Bancorporation common stock. At December 31, 1997, SBT Bankshares, Inc. had total assets of approximately $86 million (unaudited). The transaction is intended to be accounted for as a pooling of interests and is expected to close in the second quarter of 1998.

  On December 29, 1997, the Company announced a definitive agreement had been reached to acquire FP Bancorp, Inc. in Escondido, California, and its banking subsidiary First Pacific National Bank in exchange for Zions Bancorporation common stock. Total assets of FP Bancorp, Inc. were approximately $353 million (unaudited) as of December 31, 1997. This transaction is intended to be accounted for as a pooling of interests and is expected to close in the second quarter of 1998.

  On January 22, 1998, the Company announced a definitive agreement to acquire Routt County National Bank Corporation in Steamboat Springs, Colorado, and its banking subsidiary First National Bank of Colorado in exchange for Zions Bancorporation common stock. As of December 31, 1997, Routt County National Bank Corporation had total assets of approximately $93 million (unaudited). This transaction is intended to be accounted for as a pooling of interests and is expected to close in the second quarter of 1998.

                     ZIONS BANCORPORATION AND SUBSIDIARIES

3. INVESTMENT SECURITIES

  Investment securities as of December 31, 1997, are summarized as follows (in thousands):

                                                 HELD TO MATURITY
                                    -------------------------------------------
                                                 GROSS      GROSS    ESTIMATED
                                    AMORTIZED  UNREALIZED UNREALIZED   MARKET
                                       COST      GAINS      LOSSES     VALUE
                                    ---------- ---------- ---------- ----------
U.S. government agencies and
 corporations:
  Small Business Administration
   loan-backed securities.......... $  440,615  $ 8,728     $  476   $  448,867
  Other agency securities..........  1,409,835    6,844      1,079    1,415,600
States and political subdivisions..    210,675    5,384        808      215,251
Mortgage-backed securities.........     81,602    1,319         51       82,870
                                    ----------  -------     ------   ----------
                                    $2,142,727  $22,275     $2,414   $2,162,588
                                    ==========  =======     ======   ==========
                                                AVAILABLE FOR SALE
                                    -------------------------------------------
                                                 GROSS      GROSS    ESTIMATED
                                    AMORTIZED  UNREALIZED UNREALIZED   MARKET
                                       COST      GAINS      LOSSES     VALUE
                                    ---------- ---------- ---------- ----------
U.S. Treasury securities........... $   31,387  $   319     $  --    $   31,706
U.S. government agencies...........    169,767      171      3,329      166,609
State and political subdivisions...     25,858    1,082          8       26,932
Mortgage- and other asset-backed
 securities........................     27,815      468         35       28,248
                                    ----------  -------     ------   ----------
                                       254,827    2,040      3,372      253,495
Equity securities:
  Mutual funds:
    Accessor Funds, Inc. ..........    109,530    1,456         28      110,958
  Federal Home Loan Bank stock.....     90,537      --         --        90,537
  Other stock......................     26,459    4,273         36       30,696
                                    ----------  -------     ------   ----------
                                    $  481,353  $ 7,769     $3,436   $  485,686
                                    ==========  =======     ======   ==========

  Investment securities as of December 31, 1996, are summarized as follows (in thousands):

                                                  HELD TO MATURITY
                                     -------------------------------------------
                                                  GROSS      GROSS    ESTIMATED
                                     AMORTIZED  UNREALIZED UNREALIZED   MARKET
                                        COST      GAINS      LOSSES     VALUE
                                     ---------- ---------- ---------- ----------
U.S. Treasury securities...........  $   29,573  $   230     $   24   $   29,779
U.S. government agencies and corpo-
 rations:
  Small Business Administration
   loan-backed securities..........     487,748    5,269      1,232      491,785
  Other agency securities..........     629,271    2,292      2,409      629,154
States and political subdivisions..     260,963    5,136        938      265,161
Mortgage-backed securities.........      67,854    1,143        122       68,875
                                     ----------  -------     ------   ----------
                                     $1,475,409  $14,070     $4,725   $1,484,754
                                     ==========  =======     ======   ==========

                     ZIONS BANCORPORATION AND SUBSIDIARIES

                                                 AVAILABLE FOR SALE
                                      -----------------------------------------
                                                  GROSS      GROSS    ESTIMATED
                                      AMORTIZED UNREALIZED UNREALIZED  MARKET
                                        COST      GAINS      LOSSES     VALUE
                                      --------- ---------- ---------- ---------
U.S. Treasury securities............. $ 19,580    $   54     $    8   $ 19,626
U.S. government agencies.............  135,530       330      4,397    131,463
State and political subdivisions.....   39,118     1,652          4     40,766
Mortgage- and other asset-backed
 securities..........................   86,007       722      1,864     84,865
                                      --------    ------     ------   --------
                                       280,235     2,758      6,273    276,720
Equity securities:
  Mutual funds:
    Accessor Funds, Inc..............  109,071       390        361    109,100
  Federal Home Loan Bank stock.......   79,593       --         --      79,593
  Other stock........................    8,168       577        --       8,745
                                      --------    ------     ------   --------
                                      $477,067    $3,725     $6,634   $474,158
                                      ========    ======     ======   ========

  The change in net unrealized holding gains (losses) on securities available for sale for the years ended December 31, 1997, 1996 and 1995, was $4,485,000, ($3,772,000) and $7,831,000, respectively, after related tax effect. These gains (losses) are collectively reported as a separate component of shareholders' equity with December 31, 1997 and 1996, balances of $2,678,000 and ($1,807,000), respectively, after related tax effect.

  The amortized cost and estimated market value of investment securities as of December 31, 1997, by contractual maturity, excluding equity securities, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties (in thousands):

                                      HELD TO MATURITY      AVAILABLE FOR SALE
                                    --------------------- ----------------------
                                               ESTIMATED
                                    AMORTIZED    MARKET   AMORTIZED  ESTIMATED
                                       COST      VALUE      COST    MARKET VALUE
                                    ---------- ---------- --------- ------------
   Due in one year or less........  $  148,359 $  149,776 $ 73,111    $ 72,824
   Due after one year through five
    years.........................     803,195    811,934  117,302     116,834
   Due after five years through
    ten years.....................   1,025,697  1,033,464   44,452      44,328
   Due after ten years............     165,476    167,414   19,962      19,509
                                    ---------- ---------- --------    --------
                                    $2,142,727 $2,162,588 $254,827    $253,495
                                    ========== ========== ========    ========

  Gross gains of $8,996,000, $372,000 and $1,129,000 and gross losses of $8,199,000, $257,000 and $1,277,000 were realized on sales and write downs of investment securities for the years ended December 31, 1997, 1996 and 1995, respectively.

  As of December 31, 1997 and 1996, securities with an amortized cost of $744,339,000 and $605,114,000, respectively, were pledged to secure public and trust deposits, advances, and for other purposes as required by law.

                     ZIONS BANCORPORATION AND SUBSIDIARIES

4. LOANS AND ALLOWANCE FOR LOAN LOSSES

  Loans are summarized as follows (in thousands):

                                                             1997       1996
                                                          ---------- ----------
     Loans held for sale................................. $  178,642 $  150,467
     Commercial, financial, and agricultural.............  1,216,591    904,076
     Real estate:
       Construction......................................    482,907    346,796
       Other.............................................  2,342,450  1,969,595
     Consumer............................................    450,422    334,764
     Lease financing.....................................    176,419    159,825
     Other receivables...................................     66,994     12,167
                                                          ---------- ----------
                                                          $4,914,425 $3,877,690
                                                          ========== ==========

  As of December 31, 1997 and 1996, loans with a carrying value of $153,661,000 and $73,661,000, respectively, were pledged as security for Federal Home Loan Bank advances.

   During 1997, 1996 and 1995, sales of loans held for sale totaled $733 million, $654 million and $437 million, respectively. Consumer and other loan securitizations totaled $951 million in 1997, $743 million in 1996, and $615 million in 1995, and relate primarily to loans sold under revolving securitization structures. Gain on the sales, excluding servicing, of both loans held for sale and loan securitizations amounted to $26.7 million in 1997, $24.4 million in 1996 and $14.0 million in 1995. Income related to securitizations is recognized on the basis of cash flows received from the securitized assets, which does not differ materially from immediate gain recognition.

  The allowance for loan losses is summarized as follows (in thousands):

                                                      1997     1996     1995
                                                    --------  -------  -------
     Balance at beginning of year.................. $ 76,803  $73,437  $67,018
     Allowance for loan losses of companies
      acquired.....................................    5,544    2,566    6,202
     Additions:
       Provision for loan losses...................    6,175    4,640    3,000
       Recoveries..................................    6,316    6,083    5,900
     Deductions:
       Loan charge-offs............................  (14,357)  (9,923)  (8,683)
                                                    --------  -------  -------
     Balance at end of year........................ $ 80,481  $76,803  $73,437
                                                    ========  =======  =======

  At December 31, 1997, 1996 and 1995, the allowance for loan losses includes an allocation of $8,852,000, $6,218,000 and $7,954,000, respectively, related to commitments to extend credit and standby letters of credit.

                     ZIONS BANCORPORATION AND SUBSIDIARIES

  Nonperforming loans, leases, and related interest foregone are summarized as follows (in thousands):

                                                         1997    1996    1995
                                                        ------- ------- -------
     Nonaccrual loans and leases....................... $11,907 $12,704 $10,875
     Restructured loans and leases.....................     691     857     249
                                                        ------- ------- -------
         Total......................................... $12,598  13,561  11,124
                                                        ======= ======= =======
     Contractual interest due.......................... $ 1,250   1,453   1,100
     Interest recognized...............................     809     720     474
                                                        ------- ------- -------
         Net interest foregone......................... $   441 $   733 $   626
                                                        ======= ======= =======

  The Company's total recorded investment in impaired loans included in nonaccrual loans and leases above, amounted to $7,117,000 and $7,752,000 as of December 31, 1997 and 1996, respectively. Included in the allowance for loan losses as of December 31, 1997 and 1996, is a required allowance of $46,000 and $25,000, respectively, on $290,000 and $1,030,000, respectively, of the recorded investment in impaired loans. Contractual interest due and interest foregone on impaired loans, both included in the calculations for nonperforming loans and leases above, totaled $554,000 and $204,000, respectively, for the year ended December 31, 1997, and $846,000 and $372,000, respectively, for the year ended December 31, 1996. The average recorded investment in impaired loans amounted to $6,421,000 in 1997 and $5,450,000 in 1996.

5. CONCENTRATIONS OF CREDIT RISK

  Credit risk represents the accounting loss that would be recognized at the reporting date if counterparties failed completely to perform as contracted. Concentrations of credit risk (whether on- or off-balance sheet) that arise from financial instruments exist for groups of customers or counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The Company does not have significant exposure to any individual customer or counterparty.

  Most of the Company's business activity is with customers located within the states of Utah, Idaho, Nevada, Arizona, Colorado, and California. The commercial loan portfolio is well diversified, consisting of approximately 11 industry classification groupings. As of December 31, 1997, the larger concentrations of risk in the commercial loan and leasing portfolio are represented by the real estate and construction, business services and transportation, manufacturing, and retail industry groupings, which comprise approximately 29%, 19%, 9% and 7%, respectively, of the portfolio. The Company has minimal credit exposure from lending transactions with highly leveraged entities and has no foreign loans.

                     ZIONS BANCORPORATION AND SUBSIDIARIES

6. PREMISES AND EQUIPMENT

  The following table presents comparative data for premises and equipment (in thousands):

                                                                1997     1996
                                                              -------- --------
     Land.................................................... $ 27,651 $ 21,065
     Buildings...............................................   74,313   57,292
     Furniture and Equipment.................................  125,378   99,764
     Leasehold Improvements..................................   15,342   13,204
                                                              -------- --------
       Total.................................................  242,684  191,325
     Less accumulated depreciation and amortization..........  106,704   88,624
                                                              -------- --------
                                                              $135,980 $102,701
                                                              ======== ========

  Depreciation and amortization expense totaled $18.0 million, $14.3 million and $11.0 million in 1997, 1996 and 1995, respectively.

7. MORTGAGE SERVICING RIGHTS

  Mortgage servicing rights are summarized as follows (in thousands):

                                                       1997     1996     1995
                                                      -------  -------  -------
     Balance at beginning of year.................... $ 5,447  $ 2,023  $ 2,748
     Additions.......................................   7,300    4,723      423
     Amortization....................................  (2,152)  (1,299)  (1,148)
                                                      -------  -------  -------
     Balance at end of year.......................... $10,595  $ 5,447  $ 2,023
                                                      =======  =======  =======

  At December 31, 1997 and 1996, the estimated fair value of mortgage servicing rights was $14.2 million and $8.9 million, respectively. Fair value is determined by discounting net estimated cash flows from mortgage servicing activities using discount rates, current market rates, and estimated prepayment rates among other assumptions. The Company did not incur any impairment of mortgage rights.

8. DEPOSITS

  Deposits are summarized as follows (in thousands):

                                                             1997       1996
                                                          ---------- ----------
     Noninterest-bearing................................. $1,782,716 $1,345,698
     Interest-bearing:
       Savings and NOW...................................    812,019    630,568
       Money market and super NOW........................  2,666,256  2,079,744
       Time under $100,000...............................  1,001,710    708,077
       Time over $100,000................................    408,717    241,313
       Foreign...........................................    183,044    114,292
                                                          ---------- ----------
                                                          $6,854,462 $5,119,692
                                                          ========== ==========

                     ZIONS BANCORPORATION AND SUBSIDIARIES

  Interest expense on deposits is summarized as follows (in thousands):

                                                         1997    1996    1995
                                                       -------- ------- -------
   Savings and money market deposits:
     Savings and NOW.................................. $ 21,492 $19,924 $22,705
     Money market and super NOW.......................   89,390  71,941  60,375
                                                       -------- ------- -------
                                                       $110,882 $91,865 $83,080
                                                       ======== ======= =======
   Time deposits:
     Under $100,000................................... $ 45,070 $37,838 $32,653
     Over $100,000....................................   18,065  12,212   7,930
   Foreign............................................    6,354   5,391   7,179
                                                       -------- ------- -------
                                                       $ 69,489 $55,441 $47,762
                                                       ======== ======= =======

  At December 31, 1997, the scheduled maturities of time deposits are as follows (in thousands):

     1998............................................................ $1,089,353
     1999............................................................    176,053
     2000............................................................     91,076
     2001............................................................     24,966
     2002 and thereafter.............................................     28,979
                                                                      ----------
                                                                      $1,410,427
                                                                      ==========

9. SECURITY REPURCHASE AGREEMENTS

  Security repurchase agreements represent funds borrowed on a short-term basis through the sale of securities to counterparties under agreements to repurchase the same securities. The Company participates in overnight and term repurchase agreements. Most of the overnight agreements are performed with sweep accounts in conjunction with a master repurchase agreement. In this case, securities are pledged for and interest is paid on the collected balance of the customers' accounts. The average interest rates pertaining to outstanding repurchase agreements at December 31, 1997 were 5.8% for U.S. Treasuries, 4.9% for U.S. government agencies, and 5.2% for Small Business Administration pools. The average interest rates at December 31, 1996 were 5.8% for U.S. Treasuries and 5.1% for U.S. government agencies, Small Business Administration pools and mortgage- and other asset-backed securities.

  Repurchase agreements as of December 31, 1997 are summarized as follows (in thousands):

                                                                        MARKET
                                                                       VALUE OF
                                          CARRYING ACCRUED    TOTAL   UNDERLYING
                                           AMOUNT  INTEREST LIABILITY   ASSETS
                                          -------- -------- --------- ----------
   U.S. Treasuries:
     On demand........................... $ 25,770   $ 10   $ 25,780   $ 25,604
     Up to 30 days.......................  198,228     80    198,308    197,208
     30 to 60 days.......................    2,940     31      2,971      2,868
                                          --------   ----   --------   --------
                                           226,938    121    227,059    225,680
   U.S. government agencies--overnight...  748,291     98    748,389    763,691
   SBA pools--on demand..................    1,537     10      1,547      2,140
                                          --------   ----   --------   --------
     Total............................... $976,766   $229   $976,995   $991,511
                                          ========   ====   ========   ========

                     ZIONS BANCORPORATION AND SUBSIDIARIES

  Repurchase agreements as of December 31, 1996 are summarized as follows (in thousands):

                                                                  MARKET VALUE
                                      CARRYING ACCRUED    TOTAL   OF UNDERLYING
                                       AMOUNT  INTEREST LIABILITY    ASSETS
                                      -------- -------- --------- -------------
   U.S. Treasuries:
     Overnight......................  $156,909   $ 30   $156,939    $157,014
     On demand......................    28,000      9     28,009      27,712
     Up to 30 days..................     1,335      2      1,337       1,315
     30 to 60 days..................    13,011     84     13,095      13,042
                                      --------   ----   --------    --------
                                       199,255    125    199,380     199,083
   U.S. government agencies:
     Overnight......................   375,672     45    375,717     375,914
     On demand......................     2,263    117      2,380       2,060
     30 to 60 days..................     1,903     33      1,936       1,956
                                      --------   ----   --------    --------
                                       379,838    195    380,033     379,930
   SBA pools:
     Overnight......................   177,352     21    177,373     177,824
     On demand......................    14,056    583     14,639      14,253
                                      --------   ----   --------    --------
                                       191,408    604    192,012     192,077
   Mortgage- and other asset-backed
    securities--overnight...........       860    --         860         860
                                      --------   ----   --------    --------
       Total........................  $771,361   $924   $772,285    $771,950
                                      ========   ====   ========    ========

  The average amount of outstanding repurchase agreements was approximately $1,837,795,000 during 1997, and the maximum amount outstanding at any month-end during 1997 was approximately $2,219,006,000.

10. INCOME TAXES

  Income taxes are summarized as follows (in thousands):

                                                          1997    1996    1995
                                                         ------- ------- -------
   Federal:
     Current............................................ $54,168 $43,050 $32,988
     Deferred...........................................   2,939   4,695   2,856
   State................................................   8,104   8,356   5,943
                                                         ------- ------- -------
                                                         $65,211 $56,101 $41,787
                                                         ======= ======= =======

                     ZIONS BANCORPORATION AND SUBSIDIARIES

  A reconciliation between income tax expense computed using the statutory federal income tax rate of 35 percent and actual income tax expense is as follows (in thousands):

                                                       1997     1996     1995
                                                      -------  -------  -------
   Income tax expense at statutory federal rate...... $65,651  $57,336  $43,460
   State income tax, net.............................   5,268    5,430    3,863
   Nondeductible expenses............................   2,832    1,611    1,159
   Nontaxable interest...............................  (5,720)  (5,881)  (4,317)
   Tax credits.......................................  (1,826)  (1,597)  (1,446)
   Deferred tax assets realized......................     --       --      (766)
   Decrease in valuation allowance...................    (761)     (66)     --
   Other items.......................................    (233)    (732)    (166)
                                                      -------  -------  -------
     Income tax expense.............................. $65,211  $56,101  $41,787
                                                      =======  =======  =======

  The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 1997 and 1996, are presented below (in thousands):

                                                              1997      1996
                                                            --------  --------
   Gross deferred tax assets:
     Book loan loss deduction in excess of tax............. $ 30,441  $ 29,045
     Postretirement benefits...............................    2,517     3,641
     Deferred compensation.................................    6,148     3,931
     Deferred loan sales...................................    1,767     1,458
     Deferred agreements...................................    3,427       --
     Capital leases........................................      291       322
     Acquired net operating losses.........................    2,759     4,008
     Other.................................................    8,586     7,997
                                                            --------  --------
       Total deferred tax assets...........................   55,936    50,402
                                                            --------  --------
     Less valuation allowance..............................      --       (761)
                                                            --------  --------
       Total deferred tax assets net of valuation
        allowance..........................................   55,936    49,641
   Gross deferred tax liabilities:
     Premises and equipment, due to differences in
      depreciation.........................................   (5,226)   (5,031)
     FHLB stock dividends..................................  (15,536)  (12,655)
     Leasing operations....................................  (21,396)  (15,116)
     Prepaid pension reserves..............................     (818)   (1,119)
     Mortgage servicing....................................   (1,513)     (959)
     Other.................................................   (1,992)     (452)
                                                            --------  --------
       Total deferred tax liabilities......................  (46,481)  (35,332)
                                                            --------  --------
   Statement No. 115 market equity adjustment..............   (1,655)    1,102
                                                            --------  --------
       Net deferred tax assets............................. $  7,800  $ 15,411
                                                            ========  ========

  The Company has determined that it is not required to establish a valuation reserve for the net deferred tax assets since it is "more likely than not" that such net assets will be principally realized through future taxable income and tax planning strategies. The Company's conclusion that it is "more likely than not" that the net deferred tax assets will be realized is based on history of growth in earnings and the prospects for continued growth and profitability.

                     ZIONS BANCORPORATION AND SUBSIDIARIES

  The Company has net operating loss carryforwards totaling $16,825,000 that expire in the years 2006 and 2007.

11. FEDERAL HOME LOAN BANK ADVANCES AND OTHER BORROWINGS

  The following table presents comparative data for FHLB advances and other borrowings over one year:

                                                                 1997    1996
                                                               -------- -------
     Medium Term Note payable by parent, 6.03%, due in 1999... $ 50,000 $   --
     FHLB advances payable by subsidiaries, 5.46%-7.30%, due
      1998-2014...............................................  153,681  73,661
     Notes payable, 7.84%-8.08%, due 2005-2006................    7,000   8,214
                                                               -------- -------
                                                               $210,681 $81,875
                                                               ======== =======

  Federal Home Loan Bank advances as of December 31, 1997 and 1996, include $148,610,000 and $73,661,000, respectively, borrowed by Zions First National Bank (ZFNB), a wholly-owned subsidiary, under its line of credit with the Federal Home Loan Bank of Seattle. The line of credit provides for borrowing of amounts up to 10% of total assets. The line of credit is secured under a blanket pledge whereby ZFNB maintains unencumbered security with par value, which has been adjusted using a pledge requirement percentage based upon the types of securities pledged, equal to at least 100% of outstanding advances, and Federal Home Loan Bank stock.

  Federal Home Loan Bank advances, as of December 31, 1997 also include $5,000,000 borrowed by Centennial Savings Bank, F.S.B. (Centennial), a wholly-owned subsidiary, from the Federal Home Loan Bank of Topeka. The note is secured with a blanket pledge whereby Centennial maintains unencumbered security with par value equal to at least 100% of the note outstanding and Federal Home Loan Bank stock. There are no withdrawal and usage restrictions on advances from the Federal Home Loan Bank of either Seattle or Topeka.

  Maturities of Federal Home Loan Bank advances and other borrowings over one year are as follows (in thousands):

     1998.............................................................. $ 16,638
     1999..............................................................   71,657
     2000..............................................................    9,440
     2001..............................................................    2,427
     2002..............................................................    2,121
     Thereafter........................................................  108,398
                                                                        --------
                                                                        $210,681
                                                                        ========

                     ZIONS BANCORPORATION AND SUBSIDIARIES

12. LONG-TERM DEBT

  Long-term debt is summarized as follows (in thousands):

                                                              1997      1996
                                                            --------- --------
     Guaranteed preferred beneficial interests in junior
      subordinated deferrable interest debentures.......... $ 207,500 $200,000
     Subordinated notes....................................    50,000   50,000
     Capital leases and other notes payable................     1,066    1,620
                                                            --------- --------
                                                            $ 258,566 $251,620
                                                            ========= ========

  The Guaranteed Preferred Beneficial Interests in Junior Subordinated Deferrable Interest Debentures include $200 million of 8.536% debentures issued by Zions Institutional Capital Trust A (ZICTA) and $7.5 million of 10.25% debentures issued by GB Capital Trust (GBCT).

  The ZICTA debentures are direct and unsecured obligations of ZFNB and are subordinate to the claims of depositors and general creditors. The Company has irrevocably and unconditionally guaranteed all of ZFNB's obligations under the debentures. The GBCT debentures are direct and unsecured obligations of the Company through the acquisition of GB Bancorporation, and are subordinate to other indebtedness and general creditors of the Company. Both ZICTA and GBCT debentures have the right, with the approval of banking regulators, to early redemption in 2006 and 2007, respectively. ZICTA and GBCT debentures require semiannual interest payments and mature on December 15, 2026 and January 15, 2027, respectively.

  Subordinated notes consists of $50,000,000 of 8 5/8% notes that mature in 2002. These notes are not redeemable prior to maturity. The subordinated notes are unsecured and require semiannual interest payments in April and October.

  The Company has plans to retire a portion of both the $50.0 million, 8 5/8% subordinated notes and the $7.5 million, 10.25% GBCT Junior Subordinated Debentures. It is anticipated that the Company will recognize a loss on these retirements. As of December 31, 1997, this loss is indeterminate.

  Maturities and sinking fund requirements on long-term debt at December 31, 1997 for each of the succeeding five years are as follows (in thousands):

                                                                         PARENT
                                                            CONSOLIDATED  ONLY
                                                            ------------ -------
     1998..................................................   $    152   $   --
     1999..................................................         97       --
     2000..................................................        107       --
     2001..................................................         83       --
     2002..................................................     50,091    50,000
     Thereafter............................................    208,036     7,732
                                                              --------   -------
                                                              $258,566   $57,732
                                                              ========   =======

                     ZIONS BANCORPORATION AND SUBSIDIARIES

13. COMMITMENTS AND CONTINGENT LIABILITIES

  The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers, to reduce its own exposure to fluctuations in interest rates, and to make a market in U.S. government, agency, and municipal securities. These financial instruments involve, to varying degrees, elements of credit, liquidity, and interest rate risk in excess of the amount recognized in the balance sheets.

  Contractual amounts of the off-balance sheet financial instruments used to meet the financing needs of the Company's customers are as follows (in thousands):

                                                             1997       1996
                                                          ---------- ----------
     Commitments to extend credit........................ $2,417,229 $1,958,995
     Standby letters of credit:
       Performance.......................................     79,216     80,281
       Financial.........................................     27,903     31,261
     Commercial letters of credit........................      9,336      5,252

  Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral varies but may include accounts receivable, inventory, property, plant and equipment, and income-producing properties.

  Establishing commitments to extend credit gives rise to credit risk. As of December 31, 1997, a significant portion of the Company's commitments is expected to expire without being drawn upon; commitments totaling $1,974,106,000 expire in 1998. As a result, the Company's actual future credit exposure or liquidity requirements will be lower than the contractual amounts of the commitments. The Company uses the same credit policies and procedures in making commitments to extend credit and conditional obligations as it does for on-balance sheet instruments. These policies and procedures include credit approvals, limits, and monitoring.

  Standby and commercial letters of credit are conditional commitments issued by the Company generally to guarantee the performance of a customer to a third party. The guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. Standby letters of credit include commitments in the amount of $102,752,000 expiring in 1998 and $4,367,000 expiring thereafter through 2006. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company generally holds marketable securities and cash equivalents as collateral supporting those commitments for which collateral is deemed necessary.

  Notional values of interest rate contracts are summarized as follows (in thousands):

                                                               1997      1996
                                                            ---------- --------
     Caps and floors-written............................... $1,052,000 $825,000
     Swaps-fixed...........................................    701,331  285,000
     Forwards..............................................     87,565   44,961
     Options...............................................      3,000      --

                     ZIONS BANCORPORATION AND SUBSIDIARIES

  The Company enters into interest rate caps, floors, exchanges contracts (swaps), forwards, and options agreements as part of its overall asset and liability duration and interest rate risk management strategy. These transactions enable the Company to manage asset and liability durations, and transfer, modify, or reduce its interest rate risk. With the exception of interest rate caps, these instruments are used to hedge asset and liability portfolios and, therefore, are not marked to market. The notional amounts of the contracts are used to express volume, but the amounts potentially subject to credit risk are much smaller. Exposure to credit risk arises from the possibility of nonperformance by counterparties to the interest rate contracts. The Company controls this credit risk (except futures contracts and interest rate cap and floor contracts written, for which credit risk is de minimus) through credit approvals, limits, and monitoring procedures. As the Company generally enters into transactions only with high-quality counterparties, losses associated with counterparty nonperformance on interest rate contracts have been immaterial. Nevertheless, the related credit risk is considered and, if material, will be provided for in an allowance for losses on off-balance sheet financial instruments and included in other liabilities.

  Interest rate caps and floors obligate one of the parties to the contract to make payments to the other if an interest rate index exceeds a specified upper "capped" level or if the index falls below a specified "floor" level. The interest rate caps and floors to which the Company is a party at December 31, 1997, have remaining terms of four years.

  Interest rate swaps generally involve the exchange of fixed and variable rate interest payment obligations based on an underlying notional value, without the exchange of the notional value. Entering into interest rate swap agreements involves not only the risk of dealing with counterparties and their ability to meet the terms of the contract but also the interest rate risk associated with unmatched positions. Swaps to which the Company is a party at December 31, 1997, have remaining terms ranging from 1 to 6 years.

  Forwards are contracts for the delayed delivery of financial instruments in which the seller agrees to deliver on a specified future date, a specified instrument, at a specified price or yield. As of December 31, 1997, the Company's forward contracts have remaining terms ranging from one to four months. An option contract is an agreement that conveys to the purchaser the right, but not the obligation, to buy or sell a quantity of a financial instrument or commodity at a predetermined rate or price on a specified future date.

  As a market maker in U.S. government, agency, and municipal securities, the Company enters into agreements to purchase and sell such securities. As of December 31, 1997 and 1996, the Company had outstanding commitments to purchase securities of $76,870,000 and $96,487,000, respectively, and outstanding commitments to sell securities of $75,717,000 and $68,772,000, respectively. These agreements at December 31, 1997, have remaining terms of one month or less.

  The contract or notional amount of financial instruments indicates a level of activity associated with a particular class of financial instrument and is not a reflection of the actual level of risk. As of December 31, 1997 and 1996, the regulatory risk-weighted values assigned to all off-balance sheet financial instruments described herein totaled $296,823,000 and $263,029,000, respectively.

  The Company has $50.0 million available in lines of credit from two separate institutions. At December 31, 1997, ZFNB had drawn $44.0 million on these lines, with interest rates ranging from 6.21% to 6.27%. There were no compensating balance arrangements on either of these lines of credit.

                     ZIONS BANCORPORATION AND SUBSIDIARIES

  The Company is a defendant in various legal proceedings arising in the normal course of business. The Company does not believe that the outcome of any such proceedings will have a material adverse effect on its consolidated financial position, operations, or liquidity.

  In connection with loans sold to (or serviced for) others, the Company is subject to recourse obligations on approximately $26 million as of December 31, 1997.

  The Company has commitments for leasing premises and equipment under the terms of noncancelable operating leases expiring from 1997 to 2031. Future aggregate minimum rental payments under existing noncancelable leases at December 31, 1997 are as follows (in thousands):

                                                                         REAL
                                                                       PROPERTY
                                                             REAL        AND
                                                           PROPERTY,  EQUIPMENT,
                                                          CAPITALIZED OPERATING
                                                          ----------- ----------
     1998................................................   $  171     $ 8,012
     1999................................................      171       6,579
     2000................................................      171       5,165
     2001................................................      173       4,119
     2002................................................      173       3,098
     Thereafter..........................................      337       2,575
                                                            ------     -------
                                                            $1,196     $29,548
                                                            ======     =======

  Future aggregate minimum rental payments have been reduced by noncancelable subleases as follows: 1998, $304,000; 1999, $216,000; 2000, $183,000; 2001,
$162,000; 2002, $162,000; and thereafter $7,129,000. Aggregate rental expense on operating leases amounted to $9,970,000, $8,292,000 and $6,832,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

14. STOCK OPTIONS

  The Company adopted a qualified stock option plan in 1981, under which stock options may be granted to key employees; and a nonqualified plan under which options may be granted to nonemployee directors. Under the qualified plan and nonqualified plan, respectively, 3,244,000 and 400,000 shares of common stock were reserved. In connection with the acquisition of Aspen in 1997, Aspen's outstanding qualified stock options were converted into 184,991 qualified stock options of the Company, effectively increasing the number of common stock shares reserved.

  Qualified options are granted at a price not less than 100% of the fair market value of the stock at the date of grant. Options granted are generally exercisable in increments from one to four years after the date of grant and expire six years after the date of grant. Under the nonqualified plan, options expire five to ten years from the date of grant. At December 31, 1997, there were 227,812 and 320,000 additional shares available for grant under the qualified plan and nonqualified plan, respectively.

  The per share weighted-average fair value of stock options granted during 1997, 1996 and 1995 was $10.74, $5.06 and $2.34, respectively, on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                  1997       1996       1995
                                                ---------  ---------  ---------
     Expected dividend yield...................      1.55%      2.24%      3.27%
     Risk-free interest rate...................      6.54       6.00       6.10
     Expected volatility.......................     22.18      23.29      27.04
     Expected life............................. 3.5 years  3.5 years  3.5 years

                     ZIONS BANCORPORATION AND SUBSIDIARIES

  Had the Company determined compensation cost based on the fair value at the grant date for its stock options under Statement No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                         1997     1996    1995
                                                       -------- -------- -------
   Net income (in thousands):
     As reported...................................... $122,362 $107,423 $82,386
     Pro forma........................................  120,396  106,868  82,315
   Earnings per share:
     As reported:
       Basic.......................................... $   1.92 $   1.70 $  1.39
       Dilutive.......................................     1.89     1.68    1.37
     Pro forma:
       Basic..........................................     1.89     1.69    1.38
       Dilutive.......................................     1.86     1.68    1.37

  Pro forma net income reflects only options granted in 1997, 1996, and 1995. Therefore, the full impact of calculating compensation cost for stock options under Statement No. 123 is not reflected in the pro forma net income amounts presented above because compensation cost is reflected over the options' vesting period and compensation cost of options granted prior to January 1, 1995 is not considered.

  The following table is a summary of the Company's stock option activity and related information for the three years ended December 31, 1997:

                                                                       WEIGHTED-
                                                                        AVERAGE
                                                             NUMBER    EXERCISE
                                                            OF SHARES    PRICE
                                                            ---------  ---------
   Balance at December 31, 1994............................ 1,575,284   $ 6.22
     Granted...............................................   280,900    10.66
     Exercised.............................................  (525,528)    4.64
     Forfeited.............................................   (33,260)    7.71
                                                            ---------
   Balance at December 31, 1995............................ 1,297,396     7.79
     Granted...............................................   740,520    14.01
     Exercised.............................................  (395,920)    5.83
     Forfeited.............................................   (72,200)    3.53
     Expired...............................................   (10,000)    6.03
                                                            ---------
   Balance at December 31, 1996............................ 1,559,796    10.97
     Acquired..............................................   184,991    12.54
     Granted...............................................   528,304    29.86
     Exercised.............................................  (644,967)    9.40
     Forfeited.............................................   (46,032)   13.25
                                                            ---------
   Balance at December 31, 1997............................ 1,582,092    18.04
                                                            =========
   Outstanding options exercisable as of:
     December 31, 1997.....................................   540,608    11.01
     December 31, 1996.....................................   343,308     7.41
     December 31, 1995.....................................   530,372     5.28

                     ZIONS BANCORPORATION AND SUBSIDIARIES

  Selected information on stock options as of December 31, 1997 follows:

                                      OUTSTANDING OPTIONS             EXERCISABLE OPTIONS
                            --------------------------------------- ------------------------
                                                       WEIGHTED-
                                        WEIGHTED-       AVERAGE                 WEIGHTED-
        EXERCISE PRICE      NUMBER OF    AVERAGE     REMAINING LIFE NUMBER OF    AVERAGE
            RANGE            OPTIONS  EXERCISE PRICE    (YEARS)      OPTIONS  EXERCISE PRICE
        --------------      --------- -------------- -------------- --------- --------------
   $2.38 to $3.81..........   156,800     $ 2.55          4.60       106,400      $ 2.44
   $6.50 to $14.73.........   545,716      10.56          3.32       319,904       10.70
   $18.13 to $31.00........   879,576      25.43          5.18       114,304       19.85
                            ---------                                -------
                            1,582,092     $18.04          4.48       540,608      $11.01
                            =========                                =======

15. COMMON STOCK

  Changes in common stock are summarized as follows (amounts in thousands, except share amounts):

                                                            SHARES     AMOUNT
                                                          ----------  ---------
   Balance at December 31, 1994.......................... 58,238,208  $  79,193
   Stock redeemed and retired............................ (1,500,160)   (18,523)
   Stock options:
     Shares tendered and retired.........................    (86,340)       --
     Exercised...........................................    525,528      2,081
   Acquisition...........................................  5,596,044     50,726
                                                          ----------  ---------
   Balance at December 31, 1995.......................... 62,773,280    113,477
   Stock redeemed and retired............................ (1,096,992)   (21,635)
   Stock options:
     Shares tendered and retired.........................    (58,520)       --
     Exercised...........................................    395,920      1,749
   Acquisition...........................................  1,454,792     26,200
                                                          ----------  ---------
   Balance at December 31, 1996.......................... 63,468,480    119,791
   Stock redeemed and retired............................ (3,572,603)  (119,725)
   Stock options:
     Shares tendered and retired.........................    (28,553)       --
     Exercised...........................................    421,991      4,321
   Acquisitions..........................................  3,672,785    117,835
                                                          ----------  ---------
   Balance at December 31, 1997.......................... 63,962,100  $ 122,222
                                                          ==========  =========

                     ZIONS BANCORPORATION AND SUBSIDIARIES

  Basic and diluted earnings per common share, based on the weighted-average outstanding shares, are summarized as follows (in thousands):

                                                         1997     1996    1995
                                                       -------- -------- -------
   Basic:
     Net income....................................... $122,362 $107,423 $82,385
     Less preferred dividends.........................       41       36      38
                                                       -------- -------- -------
     Net income applicable to common stock............ $122,321 $107,387 $82,347
                                                       ======== ======== =======
     Average common shares outstanding................   63,868   63,194  59,435
                                                       ======== ======== =======
     Net income per common share--basic............... $   1.92 $   1.70 $  1.39
                                                       ======== ======== =======
   Diluted:
     Net income applicable to common stock............ $122,321 $107,387 $82,347
                                                       ======== ======== =======
     Average common shares outstanding................   63,868   63,194  59,435
     Stock option adjustment..........................      761      593     578
                                                       -------- -------- -------
     Average common shares outstanding--diluted.......   64,629   63,787  60,013
                                                       ======== ======== =======
     Net income per common share--diluted............. $   1.89 $   1.68 $  1.37
                                                       ======== ======== =======

16. SHAREHOLDERS' PROTECTION RIGHTS PLAN

  The Company has in place a Shareholders' Protection Rights Plan. The Shareholders' Protection Rights Plan contains provisions intended to protect shareholders in the event of unsolicited offers or attempts to acquire the Company, including offers that do not treat all shareholders equally, acquisitions in the open market of shares constituting control without offering fair value to all shareholders, and other coercive or unfair takeover tactics that could impair the Board of Directors' ability to represent shareholders' interests fully. The Shareholders' Protection Rights Plan provides that attached to each share of common stock is one right (a "Right") to purchase one one-hundredth of a share of Participating Preferred Stock for an exercise price of $90, subject to adjustment.

  The Rights have certain anti-takeover effects. The Rights may cause substantial dilution to a person that attempts to acquire the Company without the approval of the Board of Directors. The Rights, however, should not affect offers for all outstanding shares of common stock at a fair price and, otherwise, in the best interests of the Company and its shareholders as determined by the Board of Directors. The Board of Directors may, at its option, redeem all, but not fewer than all, of the then outstanding Rights at any time until the 10th business day following a public announcement that a person or a group had acquired beneficial ownership of 10% or more of the Company's outstanding common stock or total voting power.

17. REGULATORY MATTERS

  The Company is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory--and possibly additional discretionary--actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities and certain off-balance sheet

                     ZIONS BANCORPORATION AND SUBSIDIARIES
items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

  Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1997, that the Company meets all capital adequacy requirements to which it is subject.

  As of December 31, 1997, the most recent notification from the Office of the Comptroller of the Currency categorized the Company as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Company must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Company's category.

  The Company's and its largest banking subsidiary, Zions First National Bank's, actual capital amounts and ratios are as follows (in thousands):

                                                  FOR CAPITAL
                                                    ADEQUACY       TO BE WELL
                                     ACTUAL         PURPOSES      CAPITALIZED
                                 --------------  --------------  --------------
                                  AMOUNT  RATIO   AMOUNT  RATIO   AMOUNT  RATIO
                                 -------- -----  -------- -----  -------- -----
As of December 31, 1997:
  Total capital (to risk-
   weighted assets)
    The Company................. $773,245 13.75% $449,950 8.00%  $562,437 10.00%
    Largest subsidiary..........  604,475 18.22   265,430 8.00    331,788 10.00
  Tier I capital (to risk-
   weighted assets)
    The Company.................  660,446 11.74   224,975 4.00    337,462  6.00
    Largest subsidiary..........  362,951 10.94   132,715 4.00    199,073  6.00
  Tier I capital (to average
   assets)
    The Company.................  660,446  6.75   293,537 3.00    489,229  5.00
    Largest subsidiary..........  362,951  5.66   192,417 3.00    320,695  5.00
                                                  FOR CAPITAL
                                                    ADEQUACY       TO BE WELL
                                     ACTUAL         PURPOSES      CAPITALIZED
                                 --------------  --------------  --------------
                                  AMOUNT  RATIO   AMOUNT  RATIO   AMOUNT  RATIO
                                 -------- -----  -------- -----  -------- -----
As of December 31, 1996:
  Total capital (to risk-
   weighted assets)
    The Company................. $777,430 17.52% $354,934 8.00%  $443,668 10.00%
    Largest subsidiary..........  568,159 19.47   233,485 8.00    291,857 10.00
  Tier I capital (to risk-
   weighted assets)
    The Company.................  628,261 14.16   177,467 4.00    266,201  6.00
    Largest subsidiary..........  331,484 11.36   116,743 4.00    175,114  6.00
  Tier I capital (to average
   assets)
    The Company.................  628,261  8.70   216,758 3.00    361,262  5.00
    Largest subsidiary..........  331,484  6.61   150,456 3.00    250,759  5.00

                     ZIONS BANCORPORATION AND SUBSIDIARIES

  Dividends declared by the Company's national banking subsidiaries in any calendar year may not, without the approval of the appropriate federal regulator, exceed their net earnings for that year combined with their net earnings less dividends paid for the preceding two years. At December 31, 1997, the Company's subsidiaries had approximately $60.9 million available for the payment of dividends under the foregoing restrictions. In addition, the banking subsidiaries must meet various requirements and restrictions under the laws of the United States and state laws, including requirements to maintain cash reserves against deposits and limitations on loans and investments with affiliated companies. During 1997, cash reserve balances held with the Federal Reserve banks averaged approximately $34.2 million.

18. RETIREMENT PLANS

  The Company has a noncontributory defined benefit pension plan for eligible employees. Plan benefits are based on years of service and employees' compensation levels. Benefits vest under the plan upon completion of five years of service. Plan assets consist principally of corporate equity and debt securities, government fixed income securities, and cash investments.

  The components of the net pension cost for the years ended December 31, 1997 and 1996, are as follows (in thousands):

                                                                1997     1996
                                                              --------  -------
   Service cost--benefits earned during the period........... $  3,316  $ 3,575
   Interest cost on projected benefit obligation.............    4,246    4,042
   Actual return on assets...................................  (14,956)  (8,282)
   Net amortization and deferrals............................    9,065    3,666
   Income from curtailment...................................   (1,551)     --
                                                              --------  -------
     Net pension cost........................................ $    120  $ 3,001
                                                              ========  =======

  Primary actuarial assumptions used in determining the net pension cost are as follows:

                                                                     1997  1996
                                                                     ----  ----
   Assumed discount rate............................................ 7.50% 7.00%
   Assumed rate of increase in compensation levels.................. 5.00  5.00
   Expected long-term rate of return on assets...................... 9.00  9.00

                     ZIONS BANCORPORATION AND SUBSIDIARIES

  The funded status of the plan as of December 31, 1997 and 1996, is as follows (in thousands):

                                                               1997      1996
                                                             --------  --------
   Actuarial present value of benefit obligations:
     Vested benefit obligation.............................. $(56,713) $(46,838)
                                                             ========  ========
     Accumulated benefit obligation......................... $(59,903) $(52,546)
                                                             ========  ========
   Projected benefit obligation............................. $(65,083) $(60,542)
   Plan assets at fair value................................   71,972    59,127
                                                             --------  --------
   Overfunded (unfunded) projected benefit obligation.......    6,889    (1,415)
   Unrecognized net loss....................................    1,555     6,782
   Unrecognized prior service cost..........................   (3,804)     (807)
   Unrecognized net transition asset........................   (1,147)   (1,782)
                                                             --------  --------
   Prepaid pension cost..................................... $  3,493  $  2,778
                                                             ========  ========
   Primary actuarial assumptions (future periods):
     Assumed discount rate..................................     7.00%     7.50%
     Assumed rate of increase in compensation levels........     5.00      5.00

  Effective January 1, 1997, the plan was amended such that plan benefits are now defined as a lump-sum cash value rather than an annuity at age 65. The 1997 income from curtailment resulted from the merger of Grossmont Bank plan participants into the Company's plan at December 31, 1997.

  The Company also sponsors an unfunded, nonqualified executive management pension plan, which restores pension benefits limited by federal tax law.

  In addition to the Company's defined benefit pension plan, the Company sponsors a defined benefit health care plan that provides postretirement medical benefits to full-time employees hired before January 1, 1993, who meet minimum age and service requirements. The plan is contributory, with retiree contributions adjusted annually, and contains other cost-sharing features such as deductibles and coinsurance. Plan coverage is provided by self-funding or health maintenance organizations (HMOs) options. Reductions in the Company's obligations to provide benefits resulting from cost sharing changes have been applied to reduce the plans unrecognized transition obligation. The Company's retiree premium contribution rate is frozen at 50 percent of 1996 dollar amounts. The Company's policy is to fund the cost of medical benefits in amounts determined at the discretion of management.

  The following table presents the plan's funded status reconciled with amounts recognized in the Company's consolidated balance sheets at December 31, 1997 and 1996, as follows (in thousands):

                                                                1997     1996
                                                               -------  -------
   Accumulated postretirement benefit obligation:
     Retirees................................................  $(1,653) $(2,181)
     Fully eligible active plan participants.................   (1,052)    (836)
     Other active plan participants..........................     (484)    (535)
                                                               -------  -------
                                                                (3,189)  (3,552)
   Plan assets at fair value.................................      --       --
                                                               -------  -------
   Accumulated postretirement benefit obligation in excess of
    plan assets..............................................   (3,189)  (3,552)
   Unrecognized net loss (gain)..............................   (2,575)  (2,628)
                                                               -------  -------
   Accrued postretirement benefit cost included in other
    liabilities..............................................  $(5,764) $(6,180)
                                                               =======  =======

                     ZIONS BANCORPORATION AND SUBSIDIARIES

  Net periodic postretirement benefit cost for 1997 and 1996, includes the following components (in thousands):

                                                                     1997   1996
                                                                     -----  ----
   Service cost..................................................... $ 111  $195
   Interest cost....................................................   269   414
   Net actuarial gain...............................................  (486)  --
                                                                     -----  ----
     Net periodic postretirement benefit cost....................... $(106) $609
                                                                     =====  ====

  The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.5% at both December 31, 1997 and 1996.

  The actuarial assumed health care cost trend rate is 7.5% for 1998, decreasing to an ultimate level of 5% for the years 2003 and thereafter. The effect of a one-percentage point increase in the assumed health care cost trend rate at December 31, 1997 would be a $1,000 increase to the aggregate service and interest cost components of the net periodic postretirement health care benefit cost and a $22,000 increase to the accumulated postretirement benefit obligation for health care benefits.

  The Company has an Employee Stock Savings Plan and an Employee Investment Savings Plan (PAYSHELTER). Under PAYSHELTER, employees select from a nontax-deferred or tax-deferred plan and several investment alternatives. Employees can contribute from 1 to 15% of compensation, which is matched up to 50% by the Company for contributions up to 5% and 25% for contributions greater than 5% up to 10%. The Company's contributions to the plans amounted to $2,189,362, $1,726,000, and $1,404,000 for the years ended December 31, 1997, 1996, and
1995, respectively.

  The Company has an employee profit-sharing plan. Contributions to the plan are determined per a formula based on the Company's annual return on equity modified for certain effects related to business combinations (required minimum return of 14%). Accrued contributions to the plan amounted to $2,330,000, $1,835,000 and $1,592,000 for the years ended December 31, 1997,
1996 and 1995, respectively.

                     ZIONS BANCORPORATION AND SUBSIDIARIES

19. FAIR VALUE OF FINANCIAL INSTRUMENTS

  Carrying value and estimated fair value of principal financial instruments are summarized as follows (in thousands):

                                  DECEMBER 31, 1997       DECEMBER 31, 1996
                                ----------------------  ----------------------
                                 CARRYING   ESTIMATED    CARRYING   ESTIMATED
                                  VALUE     FAIR VALUE    VALUE     FAIR VALUE
                                ----------  ----------  ----------  ----------
Financial assets:
  Cash and due from banks...... $  626,814  $  626,814  $  453,990  $  453,990
  Money market investments.....    814,088     814,088     613,429     613,429
  Investment securities........  2,712,094   2,731,955   1,983,643   1,992,988
  Loans, net...................  4,791,169   4,827,998   3,760,346   3,772,392
                                ----------  ----------  ----------  ----------
      Total financial assets... $8,944,165  $9,000,855  $6,811,408  $6,832,799
                                ==========  ==========  ==========  ==========
Financial liabilities:
  Demand, savings, and money
   market deposits............. $5,260,991  $5,260,991  $4,056,010  $4,056,010
  Time deposits................  1,410,427   1,407,243     949,390     950,751
  Foreign deposits.............    183,044     183,156     114,292     114,406
  Securities sold, not yet
   purchased...................     45,067      45,067      76,831      76,831
  Federal funds purchased and
   security repurchase
   agreements..................  1,270,875   1,270,875     926,768     926,768
  FHLB advances and other
   borrowings..................    270,564     278,375      96,224      96,224
  Long-term debt...............    258,566     268,181     251,620     255,646
                                ----------  ----------  ----------  ----------
      Total financial
       liabilities............. $8,699,534  $8,713,888  $6,471,135  $6,476,636
                                ==========  ==========  ==========  ==========
Off-balance sheet instruments:
  Caps and floors:
    Written.................... $   (1,099) $   (1,099) $   (4,372) $   (4,372)
    Purchased..................        --          --          --          --
  Swaps--fixed.................        --        4,642         --        1,360
  Forwards.....................        --         (442)        --           53
                                ----------  ----------  ----------  ----------
      Total off-balance sheet
       instruments............. $   (1,099) $    3,101  $   (4,372) $   (2,959)
                                ==========  ==========  ==========  ==========

  Financial assets and financial liabilities other than investment securities of the Company are not traded in active markets. The above estimates of fair value require subjective judgments and are approximate. Changes in the following methodologies and assumptions could significantly affect the estimates.

  FINANCIAL ASSETS--The estimated fair value approximates the carrying value of cash and due from banks and money market investments. For securities, the fair value is based on quoted market prices where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments or using a discounted cash flow model based on established market rates. The fair value of fixed-rate loans is estimated by discounting future cash flows using the London Interbank Offered Rate (LIBOR) yield curve adjusted by a factor which reflects the credit and interest rate risk inherent in the loan. Variable-rate loans reprice with changes in market rates. As such their carrying amounts are deemed to approximate fair value. The fair value of the allowance for loan losses of $80,481,000 and $76,803,000 at December 31, 1997 and 1996, respectively, are the present value of estimated net charge-offs.

                     ZIONS BANCORPORATION AND SUBSIDIARIES

  FINANCIAL LIABILITIES--The estimated fair value of demand and savings deposits, securities sold not yet purchased, and federal funds purchased and security repurchase agreements approximates the carrying value. The fair value of time and foreign deposits is estimated by discounting future cash flows using the LIBOR yield curve. Substantially all FHLB advances reprice with changes in market interest rates or have short terms to maturity. The carrying value of such indebtedness is deemed to approximate market value. Other borrowings are not significant. The estimated fair value of the subordinated notes is based on a quoted market price. The remaining long-term debt is not significant.

  OFF-BALANCE SHEET FINANCIAL INSTRUMENTS--The fair value of the caps, floors and swaps reflects the estimated amounts that the Company would receive or pay to terminate the contracts at the reporting date based upon pricing or valuation models applied to current market information, thereby taking into account the current unrealized gains or losses of open contracts. The carrying amounts include unamortized fees paid or received and deferred gains or losses.

  The fair value of commitments to extend credit and letters of credit, based on fees currently charged for similar commitments, is not significant.

20. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

  Financial information by quarter for the three years ended December 31, 1997, is as follows (in thousands, except per share amounts):

                                                                         DILUTED
                                                                           NET
                                                        INCOME           INCOME
                                      NET    PROVISION  BEFORE             PER
                                   INTEREST  FOR LOAN   INCOME    NET    COMMON
                                    INCOME    LOSSES    TAXES    INCOME   SHARE
                                   --------- --------- -------- -------- -------
1997:
  First quarter................... $  76,343  $1,605   $ 44,356  $28,913  $0.45
  Second quarter..................    85,751   1,435     47,468   30,561   0.47
  Third quarter...................    92,053   1,710     48,348   31,533   0.48
  Fourth quarter..................    97,652   1,425     47,401   31,355   0.48
                                   ---------  ------   -------- --------  -----
                                   $ 351,799  $6,175   $187,573 $122,362  $1.89
                                   =========  ======   ======== ========  =====
1996:
  First quarter................... $  66,140  $  700   $ 37,889 $ 24,940  $0.39
  Second quarter..................    70,271     960     40,025   26,376   0.41
  Third quarter...................    73,283   1,330     42,059   27,333   0.43
  Fourth quarter..................    79,472   1,650     43,551   28,774   0.45
                                   ---------  ------   -------- --------  -----
                                   $ 289,166  $4,640   $163,524 $107,423  $1.68
                                   =========  ======   ======== ========  =====
1995:
  First quarter................... $  53,201  $  600   $ 23,824 $ 16,001  $0.27
  Second quarter..................    55,897     850     31,270   20,521   0.35
  Third quarter...................    57,923     800     34,044   22,291   0.38
  Fourth quarter..................    66,526     750     35,034   23,572   0.37
                                   ---------  ------   -------- --------  -----
                                   $ 233,547  $3,000   $124,172 $ 82,385  $1.37
                                   =========  ======   ======== ========  =====

                     ZIONS BANCORPORATION AND SUBSIDIARIES

21. PARENT COMPANY FINANCIAL INFORMATION

  Condensed financial information of Zions Bancorporation (parent only) follows:

                              ZIONS BANCORPORATION

                            CONDENSED BALANCE SHEETS

                           DECEMBER 31, 1997 AND 1996
                                 (IN THOUSANDS)

                                                               1997     1996
                                                             -------- --------
                           ASSETS
                           ------
Cash and due from banks..................................... $    938 $  1,932
Interest-bearing deposits...................................    2,241    3,528
Investment securities.......................................   10,494    4,952
Loans, lease financing, and other receivables...............    1,420       55
Investments in subsidiaries:
  Commercial banks and bank holding company.................  787,359  597,932
  Other.....................................................    5,828    6,191
Receivables from subsidiaries:
  Commercial banks..........................................      --       176
  Other.....................................................    2,945    1,433
Real estate held for rental purposes, at cost, less
 accumulated depreciation...................................    1,187    1,286
Premises and equipment, at cost, less accumulated
 depreciation...............................................      212      211
Other real estate owned.....................................       13       54
Other assets................................................   17,758   16,254
                                                             -------- --------
    Total assets............................................ $830,395 $634,004
                                                             ======== ========
            LIABILITIES AND SHAREHOLDERS' EQUITY
            ------------------------------------
Accrued liabilities......................................... $ 23,203 $ 21,175
Borrowings less than one year...............................   44,000      --
Borrowings over one year....................................   50,000    8,214
Subordinated debt to subsidiary.............................    7,732      --
Long-term debt..............................................   50,000   50,005
                                                             -------- --------
    Total liabilities.......................................  174,935   79,394
                                                             -------- --------
Shareholders' equity:
  Common stock..............................................  122,222  119,791
  Net unrealized holding gains and losses on securities
   available for sale.......................................    2,678   (1,807)
  Retained earnings.........................................  530,560  436,626
                                                             -------- --------
    Total shareholders' equity..............................  655,460  554,610
                                                             -------- --------
    Total liabilities and shareholders' equity.............. $830,395 $634,004
                                                             ======== ========

                              ZIONS BANCORPORATION

                         CONDENSED STATEMENTS OF INCOME

                 YEARS ENDED DECEMBER 31, 1997, 1996, AND 1995
                                 (IN THOUSANDS)

                                                     1997      1996     1995
                                                   --------  --------  -------
Interest income--interest and fees on loans and
 securities....................................... $    940  $    895  $ 2,419
Interest expense--interest on borrowed funds......    7,238     5,509    5,314
                                                   --------  --------  -------
    Net interest loss.............................   (6,298)   (4,614)  (2,895)
                                                   --------  --------  -------
Other income:
  Dividends from consolidated subsidiaries:
    Commercial banks..............................   98,234    48,438   30,095
    Other.........................................      500     1,000      --
  Other income....................................    5,404     4,010    3,131
                                                   --------  --------  -------
                                                    104,138    53,448   33,226
                                                   --------  --------  -------
Expenses:
  Salaries and employee benefits..................    7,768     6,472    5,262
  Operating expenses..............................    6,029     1,847      495
                                                   --------  --------  -------
                                                     13,797     8,319    5,757
                                                   --------  --------  -------
Income before income tax benefit..................   84,043    40,515   24,574
Income tax benefit................................   (6,185)   (3,110)  (2,157)
                                                   --------  --------  -------
Income before equity in undistributed income of
 consolidated subsidiaries........................   90,228    43,625   26,731
                                                   --------  --------  -------
Equity in undistributed income of consolidated
 subsidiaries:
  Commercial banks and bank holding company.......   32,485    63,172   54,751
  Other...........................................     (351)      626      903
                                                   --------  --------  -------
                                                     32,134    63,798   55,654
                                                   --------  --------  -------
  Net income...................................... $122,362  $107,423  $82,385
                                                   ========  ========  =======

                             ZIONS BANCORPORATION

                      CONDENSED STATEMENTS OF CASH FLOWS

                 YEARS ENDED DECEMBER 31, 1997, 1996, AND 1995
                                (IN THOUSANDS)

                                                   1997       1996      1995
                                                 ---------  --------  --------
Cash flows from operating activities:
  Net income.................................... $ 122,362  $107,423  $ 82,385
  Adjustments to reconcile net income to net
   cash provided by operating activities:
    Undistributed net income of consolidated
     subsidiaries...............................   (32,134)  (63,798)  (55,654)
    Depreciation of premises and equipment......       161       440       678
    Amortization of intangibles.................       714       692       612
    Other.......................................    (5,811)    8,815     3,441
                                                 ---------  --------  --------
      Net cash provided by operating activities.    85,292    53,572    31,462
                                                 ---------  --------  --------
Cash flows from investing activities:
  Net decrease (increase) in interest-bearing
   deposits.....................................     1,287    12,975   (13,677)
  Collection of advances to subsidiaries........     2,890     1,176    34,683
  Advances to subsidiaries......................    (4,226)   (1,921)   (7,755)
  Increase of investment in subsidiaries........   (31,430)      (30)     (386)
  Purchase of other assets......................       --    (12,000)      --
  Other.........................................    (3,376)   (3,611)    3,625
                                                 ---------  --------  --------
      Net cash provided by (used in) investing
       activities...............................   (34,855)   (3,411)   16,490
                                                 ---------  --------  --------
Cash flows from financing activities:
  Net change in borrowings under one year.......    44,000       --     (8,001)
  Proceeds from borrowings over one year........    50,000       --        --
  Payments on borrowings over one year..........    (8,214)   (1,429)     (357)
  Proceeds from issuance of long-term debt......     7,732       --        --
  Payments on long-term debt....................        (5)   (4,715)   (1,469)
  Proceeds from issuance of common stock........     3,168     1,178     1,291
  Payments to redeem common stock...............  (119,725)  (21,635)  (18,523)
  Dividends paid................................   (28,387)  (24,997)  (20,554)
                                                 ---------  --------  --------
      Net cash used in financing activities.....   (51,431)  (51,598)  (47,613)
                                                 ---------  --------  --------
Net increase (decrease) in cash and due from
 banks..........................................      (994)   (1,437)      339
Cash and due from banks at beginning of year....     1,932     3,369     3,030
                                                 ---------  --------  --------
Cash and due from banks at end of year.......... $     938  $  1,932  $  3,369
                                                 =========  ========  ========

  The parent company paid interest of $6,179,000, $5,282,000 and $5,797,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

                              ZIONS BANCORPORATION

                   CONDENSED STATEMENTS OF RETAINED EARNINGS

                 YEARS ENDED DECEMBER 31, 1997, 1996, AND 1995
                                 (IN THOUSANDS)

                                                     1997      1996      1995
                                                   --------  --------  --------
Balance at beginning of year...................... $436,626  $354,236  $292,443
Net income........................................  122,362   107,423    82,385
Cash dividends:
  Preferred, paid by subsidiaries to minority
   shareholders...................................      (41)      (36)      (38)
  Common, per share of $0.4700 in 1997, $0.4250 in
   1996, and $0.3525 in 1995......................  (28,387)  (24,997)  (20,554)
                                                   --------  --------  --------
Balance at end of year............................ $530,560  $436,626  $354,236
                                                   ========  ========  ========

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of such Underwriters, for whom Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives, has severally agreed to purchase from the Company, the respective number of shares of Common Stock set forth opposite its name below:

                                                                     NUMBER OF
                                                                     SHARES OF
   UNDERWRITER                                                      COMMON STOCK
   -----------                                                      ------------
   Goldman, Sachs & Co.............................................    837,500
   Merrill Lynch, Pierce, Fenner & Smith
            Incorporated...........................................    837,500
   Bear, Stearns & Co. Inc. .......................................     55,000
   BT Alex. Brown Incorporated.....................................     55,000
   Credit Lyonnais Securities (USA) Inc. ..........................     55,000
   Credit Suisse First Boston Corporation..........................     55,000
   Dain Rauscher Wessels...........................................     30,000
   Donaldson, Lufkin & Jenrette Securities Corporation.............     55,000
   EVEREN Securities, Inc. ........................................     55,000
   Fox-Pitt, Kelton Inc. ..........................................     30,000
   Keefe, Bruyette & Woods, Inc. ..................................     55,000
   Lehman Brothers Inc. ...........................................     55,000
   Piper Jaffray Inc. .............................................     30,000
   Smith Barney Inc. ..............................................     55,000
   UBS Securities LLC..............................................     55,000
   Van Kasper & Company............................................     30,000
   Wasserstein Perella Securities, Inc. ...........................     55,000
                                                                     ---------
     Total.........................................................  2,400,000
                                                                     =========

  Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

  The Underwriters propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at such prices less a concession of $1.179 per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share to certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.

  The Company has granted the Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 360,000 additional shares of Common Stock to cover over-allotments, if any. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 2,400,000 shares of Common Stock offered.

  The Company and certain shareholders of the Company have agreed, subject to certain exceptions, that, during the period beginning from the date of this Prospectus and continuing to and including the date 90 days after the date of the Prospectus, they will not offer, sell, contract to sell or otherwise dispose of any securities of the Company (other than, with respect to the Company, pursuant to employee stock option plans existing, or on the conversion or exchange of convertible or exchangeable securities outstanding, on the date of this Prospectus) which are substantially similar to the shares of Common Stock or which are convertible into or exchangeable for securities which are substantially similar to the shares of Common Stock without the prior written consent of the representatives, except for the shares of Common Stock offered in connection with the offering.

  In connection with the offering, the Underwriters may purchase and sell shares of Common Stock in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Common Stock; and syndicate short positions involve the sale by the Underwriters of a greater number of shares than they are required to purchase from the Company in the offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the shares sold in the offering for their account may be reclaimed by the syndicate if such shares are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the shares which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

  The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

  Both Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated have provided investment banking financial advisory services to the Company from time to time and currently act as financial advisor to The Sumitomo Bank, Limited, which owns approximately 85% of Sumitomo, and the Company, respectively, in connection with the Sumitomo Acquisition.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR ANY OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                 ------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    1
Use of Proceeds...........................................................    8
Dividends and Price Range of Common Stock.................................    8
Capitalization............................................................    9
Unaudited Pro Forma Condensed Combined Financial Information..............   10
Selected Consolidated Financial Data......................................   17
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   18
Business..................................................................   35
Management................................................................   47
Principal Shareholders....................................................   50
Description of Capital Stock..............................................   51
Validity of Common Stock..................................................   53
Experts...................................................................   54
Available Information.....................................................   54
Incorporation of Certain Information by Reference.........................   55
Index to Consolidated Financial Statements................................  F-1
Underwriting..............................................................  U-1

-------------------------------------------------------------------------------
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-------------------------------------------------------------------------------
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                               2,400,000 SHARES

                             ZIONS BANCORPORATION

                                 COMMON STOCK
                           (NO PAR VALUE PER SHARE)

                                 ------------

                                  PROSPECTUS

                                 ------------

                             GOLDMAN, SACHS & CO.

                              MERRILL LYNCH & CO.

                      REPRESENTATIVES OF THE UNDERWRITERS

-------------------------------------------------------------------------------
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